Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189244

Dear Shareholder:

Delanco Bancorp, Inc. is soliciting shareholder votes regarding the conversion of Delanco Federal Savings Bank from the partially public mutual holding company form of organization to the fully-public stock holding company structure. The conversion involves the formation of a new holding company for Delanco Federal Savings Bank, which is also to be called Delanco Bancorp, Inc., the exchange of shares of new Delanco Bancorp for your shares of the existing Delanco Bancorp, and the sale by new Delanco Bancorp of up to up to 610,938 shares of common stock. Upon completion of the transactions, the existing Delanco Bancorp will cease to exist.

The Proxy Vote — Your Vote Is Very Important

We have received conditional regulatory approval to implement the conversion, however we must also receive the approval of our shareholders. Enclosed is a proxy statement/prospectus describing the proposal before our shareholders. Please promptly vote the enclosed proxy card. Our Board of Directors urges you to vote “FOR” the plan of conversion.

The Exchange

At the conclusion of the conversion, your shares of Delanco Bancorp common stock will be exchanged for shares of common stock of new Delanco Bancorp. The number of new shares of Delanco Bancorp common stock that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus. Shortly after the completion of the conversion, our exchange agent will send a transmittal form to each shareholder of Delanco Bancorp who holds stock certificates. The transmittal form will explain the procedure to follow to exchange your shares. Please do not deliver your certificate(s) before you receive the transmittal form. Shares of Delanco Bancorp that are held in street name (e.g. in a brokerage account) will be converted automatically at the conclusion of the conversion; no action or documentation is required of you.

The Stock Offering

We are offering the shares of common stock of new Delanco Bancorp for sale at $8.00 per share. The shares are being offered in a “subscription offering” to eligible depositors and borrowers of Delanco Federal Savings Bank. If all shares are not subscribed for in the subscription offering, shares are expected to be available in a “community offering” to Delanco Bancorp public shareholders and others not eligible to place orders in the subscription offering. If you are interested in purchasing shares of our common stock, you may request a stock order form and prospectus by calling our Stock Information Center at the phone number in the Questions and Answers section herein. The stock offering period is expected to expire on September 17, 2013.

If you have any questions please refer to the Questions & Answers section herein. We thank you for your support as a shareholder of Delanco Bancorp.

Sincerely,

James E. Igo President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the prospectus. These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

DELANCO BANCORP, INC.

(Proposed Holding Company for Delanco Federal Savings Bank)

PROSPECTUS OF DELANCO BANCORP, INC. (NEW)

PROXY STATEMENT OF DELANCO BANCORP, INC.

Delanco Federal Savings Bank is converting from a mutual holding company structure to a fully-public ownership structure. Currently, Delanco Federal is a wholly-owned subsidiary of Delanco Bancorp, Inc., a federal corporation that is referred to as old Delanco Bancorp throughout this document, and Delanco MHC owns 55.0% of old Delanco Bancorp’s common stock. The remaining 45.0% of old Delanco Bancorp’s common stock is owned by public shareholders. As a result of the conversion, our newly formed company, also called Delanco Bancorp, Inc., will become the parent of Delanco Federal. Each share of old Delanco Bancorp common stock owned by the public will be exchanged for between 0.4910 and 0.6643 shares of common stock of new Delanco Bancorp so that old Delanco Bancorp’s existing public shareholders will own approximately the same percentage of new Delanco Bancorp common stock as they owned of old Delanco Bancorp’s common stock immediately before the conversion. The actual number of shares that you will receive will depend on the percentage of old Delanco Bancorp common stock held by the public at the completion of the conversion, the final independent appraisal of new Delanco Bancorp and the number of shares of new Delanco Bancorp common stock sold in the offering described in the following paragraph. The exchange ratio will not depend on the market price of old Delanco Bancorp common stock. See “Proposal 1—Approval of the Plan of Conversion—Share Exchange Ratio” for a discussion of the exchange ratio.

Concurrently with the exchange offer, we are offering up to 610,938 shares of common stock (subject to increase to 702,579 shares) for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 451,563 shares to complete the offering. All shares are offered at a price of $8.00 per share. The shares we are offering represent the 55.0% ownership interest in old Delanco Bancorp, a federal corporation, now owned by Delanco MHC. We are offering the shares of common stock in a “subscription offering” to eligible depositors and certain borrowers of Delanco Federal. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering,” with a preference given to our local communities and the shareholders of old Delanco Bancorp. We also may offer for sale shares of common stock not purchased in the subscription offering or community offering in a “syndicated community offering” through a syndicate of selected dealers.

The conversion of Delanco MHC and the offering and exchange of common stock by new Delanco Bancorp is referred to herein as the “conversion and offering.” After the conversion and offering are completed, Delanco Federal will be a wholly-owned subsidiary of new Delanco Bancorp, and 100% of the common stock of new Delanco Bancorp will be owned by public shareholders. As a result of the conversion and offering, the present old Delanco Bancorp and Delanco MHC will cease to exist.

Old Delanco Bancorp’s common stock is currently listed on the OTC Bulletin Board under the symbol “DLNO” and we expect that new Delanco Bancorp’s common stock will also be quoted on the OTC Bulletin Board under the symbol “DLNO.”

The conversion and offering will be conducted pursuant to the plan of conversion and reorganization (the “plan of conversion”) of Delanco Federal, old Delanco Bancorp and Delanco MHC. The conversion and offering cannot be completed unless the shareholders of old Delanco Bancorp approve the plan of conversion. Shareholders of old Delanco Bancorp will consider and vote upon the plan of conversion at old Delanco Bancorp’s annual meeting of shareholders at 615 Burlington Avenue, Delanco, New Jersey, on September 26, 2013 at 5:00 p.m., local time. Old Delanco Bancorp’s board of directors unanimously recommends that shareholders vote “FOR” the plan of conversion.

This document serves as the proxy statement for the annual meeting of shareholders of old Delanco Bancorp and the prospectus for the shares of new Delanco Bancorp common stock to be issued in exchange for shares of old Delanco Bancorp common stock. We urge you to read this entire document carefully. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission and the Federal Reserve Board. This document does not serve as the prospectus relating to the offering by new Delanco Bancorp of its shares of common stock in the offering, which will be made pursuant to a separate prospectus.

This proxy statement/prospectus contains information that you should consider in evaluating the plan conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 11 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is August 9, 2013, and it is first being mailed to shareholders of old Delanco Bancorp on or about August 19, 2013.

Delanco Bancorp, Inc.

615 Burlington Avenue

Delanco, New Jersey 08075

(856) 461-8611

Notice of Annual Meeting of Shareholders

On September 26, 2013, old Delanco Bancorp, Inc. will hold its annual meeting of shareholders at the Company’s offices, 615 Burlington Avenue, Delanco, New Jersey. The meeting will begin at 5:00 p.m., local time. At the meeting, shareholders will consider and act on the following:

1.	The approval of a plan of conversion and reorganization pursuant to which: (A) Delanco MHC, which currently owns approximately 55.0% of the common stock of old Delanco Bancorp, will merge with and into old Delanco Bancorp, with old Delanco Bancorp being the surviving entity; (B) old Delanco Bancorp will merge with and into new Delanco Bancorp, a New Jersey corporation recently formed to be the holding company for Delanco Federal, with new Delanco Bancorp being the surviving entity; (C) the outstanding shares of old Delanco Bancorp, other than those held by Delanco MHC, will be converted into shares of common stock of new Delanco Bancorp; and (D) new Delanco Bancorp will offer shares of its common stock for sale in a subscription offering and, if necessary, in a direct community offering and/or syndicated community offering.

2.	An informational proposal regarding approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation.

3.	An informational proposal regarding approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock.

4.	The election of two directors for terms of three years each and one director for a term of two years.

5.	The ratification of the appointment of Connolly, Grady & Cha, P.C. as independent registered public accountants for the fiscal year ending March 31, 2014.

6.	A nonbinding advisory vote to approve the compensation of the named executive officers.

7.	A nonbinding advisory vote to determine the frequency of shareholder approval of the compensation of the named executive officers.

8.	The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

Such other business that may properly come before the meeting.

NOTE: The board of directors is not aware of any other business to come before the meeting.

The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals 2 and 3 were approved as part of the process in which the board of directors of old Delanco Bancorp approved the plan of conversion. These proposals are informational in nature only, because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Only shareholders as of August 2, 2013 are entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting.

Please complete and sign the enclosed form of proxy, which is solicited by the board of directors, and mail it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Douglas R. Allen, Jr.
Corporate Secretary

Delanco, New Jersey

August 19, 2013

Questions and Answers

You should read this document for more information about the conversion and offering. The plan of conversion described in this document has been conditionally approved by the Federal Reserve Board.

The Proxy Vote

Q.	What am I being asked to approve?

A.	Old Delanco Bancorp shareholders as of August 2, 2013 are asked to vote on the plan of conversion. Under the plan of conversion, Delanco Federal will convert from the mutual holding company form of organization to the stock holding company form, and as part of such conversion, new Delanco Bancorp will offer for sale, in the form of shares of its common stock, Delanco MHC’s 55.0% ownership interest in old Delanco Bancorp. In addition to the shares of common stock to be issued to those who purchase shares in the offering, public shareholders of old Delanco Bancorp as of the completion of the conversion and offering will receive shares of new Delanco Bancorp common stock in exchange for their existing shares of old Delanco Bancorp common stock based on an exchange ratio that will result in old Delanco Bancorp’s existing public shareholders owning approximately the same percentage of new Delanco Bancorp common stock as they owned of old Delanco Bancorp immediately prior to the conversion and offering.

Shareholders also are asked to vote on the following informational proposals with respect to the certificate of incorporation of new Delanco Bancorp:

•	Approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation; and

•

Approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock.

The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals were approved as part of the process in which the board of directors of old Delanco Bancorp approved the plan of conversion. These proposals are informational in nature only, because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Delanco Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

In addition, shareholders will vote on the election of directors, the ratification of the appointment of auditors, and a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

Q.	What is the conversion?

A.	Delanco Federal is converting from a mutual holding company structure to a fully-public stock holding company ownership structure. Currently, Delanco MHC owns 55.0% of old Delanco Bancorp’s common stock. The remaining 45.0% of old Delanco Bancorp’s common stock is owned by public shareholders. As a result of the conversion, our newly formed company, also called Delanco Bancorp, will become the parent of Delanco Federal.

Shares of common stock of new Delanco Bancorp, representing the 55.0% ownership interest of Delanco MHC in old Delanco Bancorp, are being offered for sale to eligible depositors of Delanco Federal and, possibly, to the public. At the completion of the conversion and offering, public shareholders of old Delanco Bancorp will exchange their shares of old Delanco Bancorp common stock for shares of common stock of new Delanco Bancorp.

After the conversion and offering are completed, Delanco Federal will be a wholly-owned subsidiary of new Delanco Bancorp, and 100% of the common stock of new Delanco Bancorp will be owned by public shareholders. As a result of the conversion and offering, old Delanco Bancorp and Delanco MHC will cease to exist.

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See “Proposal 1 – Approval of the Plan of Conversion” beginning on page 27 of this proxy statement/prospectus, for more information about the conversion and offering.

Q.	What are reasons for the conversion and offering?

A.	Our primary reasons for the conversion and offering are the following:

•

To improve our capital position to support our risk profile and to assure compliance with regulatory capital requirements and additional individual minimum capital requirements imposed on us by the Office of the Comptroller of the Currency (“OCC”);

•	To support controlled growth beyond levels possible utilizing only retained earnings; and

•

To adopt the stock holding company structure, which is a more familiar form of organization and which we believe will make our common stock more appealing to investors and give us greater flexibility to access the capital markets through possible future equity and debt offerings. Our current mutual holding company structure limits our ability to raise capital because Delanco MHC must own at least 50.1% of the shares of old Delanco Bancorp. We currently have no plans, agreements or understandings regarding any additional securities offerings.

Q.	Why should I vote?

A.	You are not required to vote, but your vote is very important. In order for us to implement the plan of conversion, we must receive the affirmative vote of (1) the holders of at least two-thirds of the outstanding shares of old Delanco Bancorp common stock, including shares held by Delanco MHC and (2) the holders of a majority of the outstanding shares of old Delanco Bancorp common stock entitled to vote at the annual meeting, excluding shares held by Delanco MHC. Your board of directors recommends that you vote “FOR” the plan of conversion.

Q.	What happens if I don’t vote?

A.	Your prompt vote is very important. Not voting will have the same effect as voting “Against” the plan of conversion. Without sufficient favorable votes “FOR” the plan of conversion, we will not proceed with the conversion and offering.

Q.	How do I vote?

A.	You should sign your proxy card and return it in the enclosed proxy reply envelope. PLEASE VOTE PROMPTLY. NOT VOTING HAS THE SAME EFFECT AS VOTING “AGAINST” THE PLAN OF CONVERSION.

Q.	If my shares are held in street name, will my broker automatically vote on my behalf?

A.	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.	What if I do not give voting instructions to my broker?

A.	Your vote is important. If you do not instruct your broker to vote your shares, the unvoted proxy will have the same effect as a vote against the plan of conversion.

The Exchange

Q:	I currently own shares of old Delanco Bancorp common stock. What will happen to my shares as a result of the conversion?

A:	At the completion of the conversion, your shares of old Delanco Bancorp common stock will be canceled and exchanged for shares of common stock of new Delanco Bancorp, a newly formed New Jersey corporation. The number of shares you will receive will be based on an exchange ratio determined as of the closing of the conversion and offering that is intended to result in old Delanco Bancorp’s existing public shareholders owning approximately 45.0% of new Delanco Bancorp’s common stock, which is the same percentage of old Delanco Bancorp common stock currently owned by existing public shareholders.

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Q:	Does the exchange ratio depend on the market price of old Delanco Bancorp common stock?

A:	No, the exchange ratio will not be based on the market price of old Delanco Bancorp common stock. Therefore, changes in the price of old Delanco Bancorp common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q:	How will the actual exchange ratio be determined?

A:	Because the purpose of the exchange ratio is to maintain the ownership percentage of the existing public shareholders of old Delanco Bancorp, the actual exchange ratio will depend on the number of shares of new Delanco Bancorp’s common stock sold in the offering and, therefore, cannot be determined until the completion of the conversion and offering.

Q:	How many shares will I receive in the exchange?

A:	You will receive between 0.4910 and 0.6643 (subject to increase to 0.7639) shares of new Delanco Bancorp common stock for each share of old Delanco Bancorp common stock you own on the date of the completion of the conversion and offering. For example, if you own 100 shares of old Delanco Bancorp common stock, and the exchange ratio is 0.5776 (at the midpoint of the offering range), after the conversion and offering you will receive 57 shares of new Delanco Bancorp common stock and $4.80 in cash, the value of the fractional share, based on the $8.00 per share purchase price in the offering. Shareholders who hold shares in street-name at a brokerage firm will receive these funds in their brokerage account. Shareholders with stock certificates will receive checks when they receive their new stock certificates.

Q.	Should I submit my stock certificates now?

A.	No. If you hold a stock certificate for old Delanco Bancorp common stock, instructions for exchanging your certificate will be sent to you after completion of the conversion and offering. Until you submit the transmittal form and certificate, you will not receive your new certificate and check for cash in lieu of fractional shares, if any. If your shares are held in street name at a brokerage firm, the share exchange will occur automatically upon completion of the conversion and offering, without any action on your part. Please do not send in your stock certificate until you receive a transmittal form and instructions.

Q.	Do I have dissenters’ and appraisal rights?

A.	No. Shareholders of old Delanco Bancorp do not have dissenters’ rights in connection with the conversion and offering.

Stock Offering

Q.	May I place an order to purchase shares in the offering, in addition to the shares that I will receive in the exchange?

A.	Yes. Eligible depositors and borrowers of Delanco Federal have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering. Old Delanco Bancorp shareholders have a preference in the community offering after orders submitted by residents of our communities. If you would like to receive a prospectus and stock order form, please call our Stock Information Center toll-free at (877) 643-8217 from 10:00 a.m. to 4:00 p.m. Eastern time, Monday through Friday. Order forms must be received (not postmarked) no later than 2:00 p.m., Eastern time on September 17, 2013.

Other Questions?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting may be directed to our proxy information agent, AST Phoenix Advisors, by calling toll-free (866) 387-0393. A copy of the plan of conversion is available from Delanco Federal Savings Bank upon written request to the Corporate Secretary and is available for inspection at the offices of Delanco Federal Savings Bank and the Federal Reserve Board.

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Summary

This summary highlights material information from this document and may not contain all the information that is important to you. To understand the conversion and offering fully, you should read this entire document carefully.

Annual Meeting of Shareholders

Date, Time and Place; Record Date

The annual meeting of old Delanco Bancorp shareholders is scheduled to be held at 615 Burlington Avenue, Delanco, New Jersey at 5:00 p.m., local time, on September 26, 2013. Only old Delanco Bancorp shareholders of record as of the close of business on August 2, 2013 are entitled to notice of, and to vote at, the annual meeting of shareholders and any adjournments or postponements of the meeting.

Purpose of the Meeting

Shareholders will be voting on the following proposals at the annual meeting:

1.	Approval of the plan of conversion;

2.	An informational proposal regarding approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation;

3.	An informational proposal regarding approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock;

4.	The election of two directors for terms of three years each and one director for a term of two years;

5.	The ratification of the appointment of Connolly, Grady & Cha, P.C. as independent registered public accountants for the fiscal year ending March 31, 2014;

6.	A nonbinding advisory vote to approve the compensation of the named executive officers;

7.	A nonbinding advisory vote to determine the frequency of shareholder approval of the compensation of the named executive officers; and

8.	The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals 2 and 3 were approved as part of the process in which the board of directors of old Delanco Bancorp approved the plan of conversion. These proposals are informational in nature only, because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Delanco Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Vote Required

Proposal 1: Approval of the Plan of Conversion. Approval of the plan of conversion requires the affirmative vote of holders of at least two-thirds of the outstanding shares of old Delanco Bancorp, including shares held by Delanco MHC and a majority of the votes eligible to be cast by shareholders of old Delanco Bancorp, excluding shares held by Delanco MHC.

Informational Proposals 2 and 3. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Proposal 4: Election of Directors. Directors are elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

Proposal 5: Ratification of Auditor. Ratification of the selection of Connolly, Grady & Cha, P.C. as our independent registered public accounting firm for fiscal 2014 requires the affirmative vote of a majority of the votes represented at the annual meeting and entitled to vote.

Proposal 6: Advisory Vote to Approve Compensation for the Named Executive Officers. To be approved, the resolution to approve the compensation for the named executive officers requires the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote. The results of the vote on the compensation of the named executive officers are not binding on the board of directors.

Proposal 7: Advisory Vote on the Frequency of the Advisory Vote to Approve Named Executive Officer Compensation. In voting on the frequency of the stockholder vote to approve the compensation of the Company’s named executive officers, shareholders may vote for the vote to occur every one, two, or three years, or abstain from voting. The board of directors will consider the option that receives the most votes to be the frequency preferred by our shareholders. The results of this vote are not binding on the board of directors.

Proposal 8: Approval of the adjournment of the annual meeting. We must obtain the affirmative vote of the majority of the votes represented at the annual meeting and entitled to vote to adjourn the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion.

As of the record date, there were 1,634,725 shares of old Delanco Bancorp common stock outstanding, of which Delanco MHC owned 899,099. The directors and executive officers of old Delanco Bancorp (and their affiliates), as a group, beneficially owned 63,272 shares of old Delanco Bancorp common stock, representing 3.9% of the outstanding shares of old Delanco Bancorp common stock and 7.0% of the shares held by persons other than Delanco MHC as of such date. Delanco MHC and our directors and executive officers intend to vote their shares in favor of the plan of conversion.

Our Company

Old Delanco Bancorp is, and new Delanco Bancorp following the completion of the conversion and offering will be, the unitary savings and loan holding company for Delanco Federal, a federally chartered savings bank. Delanco Federal is headquartered in Delanco, New Jersey and operates two full-service locations in Delanco Township and Cinnaminson, New Jersey. Our common stock is listed on the OTC Bulletin Board under the symbol “DLNO.”

At March 31, 2013, old Delanco Bancorp had consolidated total assets of $129.4 million, net loans of $88.4 million, total deposits of $117.0 million and total stockholders’ equity of $11.4 million. Our principal executive offices are located at 615 Burlington Avenue, Delanco, New Jersey 08075 and our telephone number is (856) 461-0611. Our web site address is www.delancofsb.com. Information on our website should not be considered a part of this proxy statement.

The Conversion

Description of the Conversion (page 28)

In 2002, we reorganized Delanco Federal into a stock savings bank with a mutual holding company structure and formed old Delanco Bancorp as the mid-tier holding company for Delanco Federal. In 2007, we sold a minority interest in old Delanco Bancorp common stock to our depositors, our borrowers and our employee stock ownership plan in a subscription offering. The majority of old Delanco Bancorp’s shares were issued to Delanco MHC, a mutual holding company organized under federal law. As a mutual holding company, Delanco MHC does not have any shareholders, does not hold any significant assets other than the common stock of old Delanco Bancorp, and does not engage in any significant business activity. Our current ownership structure is as follows:

The “second-step” conversion process that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of Delanco Federal’s common stock will be owned by new Delanco Bancorp, and all of new Delanco Bancorp’s common stock will be owned by the public. We are conducting the conversion and offering under the terms of our plan of conversion and reorganization (which is referred to as the “plan of conversion”). Upon completion of the conversion and offering, old Delanco Bancorp and Delanco MHC will cease to exist.

As part of the conversion, we are offering for sale common stock representing the ownership interest of old Delanco Bancorp that is currently held by Delanco MHC. At the conclusion of the conversion and offering, existing public shareholders of old Delanco Bancorp will receive shares of common stock in new Delanco Bancorp in exchange for their existing shares of common stock of old Delanco Bancorp, based upon an exchange ratio of 0.4910 to 0.6643 at the minimum and maximum of the offering range, respectively. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, the independent appraiser determines that our market value has increased, we may sell up to 702,579 shares in the offering and the exchange ratio will be increased to 0.7639. The actual exchange ratio will be determined at the conclusion of the conversion and the offering based on the total number of shares sold in the offering, and is intended to result in old Delanco Bancorp’s existing public shareholders owning 44.44% of new Delanco Bancorp common stock, which is based on the 45% ownership interest that existing public shareholders currently own of old Delanco Bancorp common stock adjusted to reflect the assets of Delanco MHC, without giving effect to cash paid in lieu of issuing fractional shares or shares that existing shareholders may purchase in the offering.

After the conversion and offering, our ownership structure will be as follows:

We may cancel the conversion and offering with the concurrence of the Federal Reserve Board. If canceled, orders for common stock already submitted will be canceled, subscribers’ funds will be promptly returned with interest calculated at Delanco Federal’s passbook savings rate and all deposit account withdrawal authorizations will be canceled.

The normal business operations of Delanco Federal will continue without interruption during the conversion and offering, and the same officers and directors who currently serve Delanco Federal in the mutual holding company structure will serve the new holding company and Delanco Federal in the fully converted stock form.

Reasons for the Conversion and Offering (page 27)

Our primary reasons for the conversion and offering are the following:

•

To improve our capital position to support our risk profile and to assure compliance with regulatory capital requirements and additional individual minimum capital requirements imposed on us by the OCC;

•	To support controlled growth beyond levels possible utilizing only retained earnings; and

•

To adopt the stock holding company structure, which is a more familiar form of organization and which we believe will make our common stock more appealing to investors and give us greater flexibility to access the capital markets through possible future equity and debt offerings. Our current mutual holding company structure limits our ability to raise capital because Delanco MHC must own at least 50.1% of the shares of old Delanco Bancorp. We currently have no plans, agreements or understandings regarding any additional securities offerings.

At March 31, 2013, Delanco Federal’s Tier 1 leverage ratio was 7.79%, which was not in compliance with the individual minimum capital requirement imposed by the OCC that requires Delanco Federal to maintain a Tier 1 leverage capital ratio of at least 8%. The proceeds from the offering will result in a pro forma Tier 1 leverage ratio of 9.21% at the minimum of the offering range and enable us to comply with the individual minimum capital requirement imposed by the OCC and the capital plan that we submitted to our regulators while allowing us to pursue modest growth.

Our board of directors considered current market conditions, the amount of capital needed for compliance with our regulatory requirements and continued growth, the amount of capital being raised in the offering and the interests of existing shareholders in deciding to conduct the conversion and offering at this time.

Conditions to Completing the Conversion and Offering

We cannot complete the conversion and offering unless:

•	the plan of conversion is approved by at least a majority of votes eligible to be cast by members of Delanco MHC;

•	the plan of conversion is approved by at least two-thirds of the outstanding shares of old Delanco Bancorp, including shares held by Delanco MHC;

•	the plan of conversion is approved by at least a majority of the votes eligible to be cast by shareholders of old Delanco Bancorp, excluding shares held by Delanco MHC;

•	we sell at least the minimum number of shares offered; and

•	we receive the final approval of the Federal Reserve Board to complete the conversion and offering.

Delanco MHC, which owns 55.0% of the outstanding shares of old Delanco Bancorp, intends to vote these shares in favor of the plan of conversion. In addition, as of March 31, 2013, directors and executive officers of old Delanco Bancorp and their associates beneficially owned 63,272 shares of old Delanco Bancorp or 3.9% of the outstanding shares. They intend to vote those shares in favor of the plan of conversion.

The Exchange of Existing Shares of Old Delanco Bancorp Common Stock (page 28)

If you are a shareholder of old Delanco Bancorp on the date we complete the conversion and offering, your existing shares will be canceled and exchanged for shares of new Delanco Bancorp. The number of shares you will receive will be based on an exchange ratio determined as of the completion of the conversion and offering that is intended to result in old Delanco Bancorp’s existing public shareholders owning approximately 44.44% of new Delanco Bancorp’s common stock, which is the same percentage of old Delanco Bancorp common stock currently owned by existing public shareholders as adjusted to reflect the assets of Delanco MHC. The following table shows how the exchange ratio will adjust, based on the number of shares sold in our offering. The table also shows how many shares a hypothetical owner of 100 shares of old Delanco Bancorp common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of Old Delanco Bancorp		Total Shares of Common Stock to be Outstanding	Exchange Ratio	Equivalent per Share Value (1)	Equivalent Pro Forma Book Value per Exchanged Share (2)	Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	451,563	55.56%	361,185	44.44%	812,748	0.4910	$3.93	$8.50	49
Midpoint	531,250	55.56%	424,924	44.44%	956,174	0.5776	$4.62	$8.87	57
Maximum	610,938	55.56%	488,662	44.44%	1,099,600	0.6643	$5.31	$9.23	66
Maximum, as adjusted	702,579	55.56%	561,962	44.44%	1,264,541	0.7639	$6.11	$9.66	76

(1)	Represents the value of shares of new Delanco Bancorp common stock received in the conversion by a holder of one share of old Delanco Bancorp common stock at the exchange ratio, assuming a market price of $8.00 per share.
(2)	Represents the pro forma shareholders’ equity per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid instead of issuing any fractional shares.

No fractional shares of new Delanco Bancorp common stock will be issued in the conversion and offering. For each fractional share that would otherwise be issued, we will pay cash in an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $8.00 per share offering price.

Effect of the Conversion on Shareholders of Old Delanco Bancorp

The following table compares historical information for old Delanco Bancorp with similar information on a pro forma and per equivalent old Delanco Bancorp share basis. The information listed as “per equivalent old Delanco Bancorp share” was obtained by multiplying the pro forma amounts by the exchange ratio indicated in the table. Dividends per share have been omitted from this table because old Delanco Bancorp does not currently pay a cash dividend on its common stock.

	Old Delanco Bancorp Historical	Pro Forma	Exchange Ratio	Per Equivalent Old Delanco Bancorp Share
Book value per share at March 31, 2013:
Sale of 451,563 shares	$6.97	$17.31	0.4910	$8.50
Sale of 531,250 shares	6.97	15.35	0.5776	8.87
Sale of 610,938 shares	6.97	13.90	0.6643	9.23
Sale of 702,579 shares	6.97	12.64	0.7639	9.66

Earnings per share for the year ended March 31, 2013:
Sale of 451,563 shares	$(0.20)	(0.43)	0.4910	$(0.21)
Sale of 531,250 shares	(0.20)	(0.37)	0.5776	(0.21)
Sale of 610,938 shares	(0.20)	(0.32)	0.6643	(0.21)
Sale of 702,579 shares	(0.20)	(0.27)	0.7639	(0.21)

Price per share (1):
Sale of 451,563 shares	$3.65	$8.00	0.4910	$3.93
Sale of 531,250 shares	3.65	8.00	0.5776	4.46
Sale of 610,938 shares	3.65	8.00	0.6643	5.31
Sale of 702,579 shares	3.65	8.00	0.7639	6.11

(1)	At May 28, 2013, which was the day of the adoption of the plan of conversion.

How We Determined the Offering Range and Exchange Ratio (page 29)

Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has indicated that in its valuation as of May 17, 2013, new Delanco Bancorp’s common stock’s estimated full market value was $7.6 million, resulting in a range from $6.5 million at the minimum to $8.8 million at the maximum. This results in an offering range of $3.6 million to $4.9 million, with a midpoint of $4.3 million. RP Financial will receive fees totaling $30,000 for its appraisal report, plus $5,000 for any appraisal updates (of which there will be at least one) and reimbursement of out-of-pocket expenses.

The appraisal was based in part upon old Delanco Bancorp’s financial condition and results of operations, the effect of the additional capital we will raise from the sale of common stock in this offering, and an analysis of a peer group of ten publicly traded savings and loan holding companies that RP Financial considered comparable to old Delanco Bancorp. A list of the appraisal peer group companies is set forth in “The Conversion and Offering—How We Determined the Offering Range and the $8.00 Purchase Price” on page 29.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:

•

our historical and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of noninterest income, and the amount of noninterest expense;

•

the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, trends in the local real estate markets, size and growth of the population, trends in household and per capita income, and deposit market share;

•

a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded savings associations and savings association holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure;

•

the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering; and

•	the trading market for old Delanco Bancorp common stock and securities of comparable institutions and general conditions in the market for such securities.

Four measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and “tangible book value” and the ratio of the offering price to the issuer’s earnings and “core earnings.” RP Financial considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference in value between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. Core earnings, for purposes of the appraisal, was defined as net earnings after taxes, excluding the after-tax portion of income from non-recurring items.

In applying each of the valuation methods, RP Financial considered adjustments to our pro forma market value based on a comparison of new Delanco Bancorp with the peer group. RP Financial made moderate downward adjustments for financial condition and profitability, growth and viability of earnings and made slight downward adjustments for asset growth, dividends, liquidity of the shares, marketing of the issue, management, and effect of government regulations and regulatory reform. No adjustment was made for primary market area.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended March 31, 2013. The pricing ratios for new Delanco Bancorp are based on financial data as of and for the twelve months ended March 31, 2013. Price-to-earnings multiples were not meaningful for Delanco Bancorp because of operating losses.

	Price to Book Value Ratio	Price to Tangible Book Value Ratio
New Delanco Bancorp (pro forma):
Minimum	46.22%	46.22%
Midpoint	52.12%	52.12%
Maximum	57.55%	57.55%
Maximum, as adjusted	63.29%	63.29%
Pricing ratios of peer group companies as of May 17, 2013:
Average	80.53%	81.17%
Median	81.00%	82.53%

Compared to the average pricing ratios of the peer group, at the maximum of the offering range our common stock would be priced at a discount of 29% to the peer group on a price-to-book basis and on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group on a book value and tangible book value basis. Comparison to the average pricing ratios of the peer group on a price to earnings basis is not possible because we have negative pro forma core earnings for the 12 months ended March 31, 2013.

Compared to the average pricing ratios of the peer group, at the minimum of the offering range our common stock would be priced at a discount of 43% to the peer group on a price-to-book basis and on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be less expensive than the peer group on an earnings, book value and tangible book value basis.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $8.00 per share. The purchase price of $8.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio will range from a minimum of 0.4910 to a maximum of 0.6643 shares of new Delanco Bancorp common stock for each current share of old Delanco Bancorp common stock, with a midpoint of 0.5776. Based upon this exchange ratio, we expect to issue between 361,185 and 488,662 shares of new Delanco Bancorp common stock to the holders of old Delanco Bancorp common stock outstanding immediately before the completion of the conversion and offering.

Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $8.00 purchase price after the offering.

Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock in the offering.

Possible Change in Offering Range

RP Financial will update its appraisal before we complete the conversion and offering. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, RP Financial determines that our estimated pro forma market value has increased, we may sell up to 702,579 shares without further notice to you. If our pro forma market value at that time is either below $6.5 million or above $8.8 million, then, after consulting with the Federal Reserve Board, we may: terminate the offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission and any applicable state securities commissions.

How We Intend to Use the Proceeds of the Offering (page 45)

The following table summarizes how we intend to use the proceeds of the offering, based on the sale of shares at the minimum and maximum of the offering range. We intend to contribute 80% of the net proceeds of the offering to Delanco Federal.

	451,563 Shares at $8.00 per Share	610,938 Shares at $8.00 per Share
	(In thousands)
Offering Proceeds	$3,613	$4,888
Less: offering expenses	870	870

Net offering proceeds	2,743	4,018
Less:
Proceeds contributed to Delanco Federal	2,194	3,214
Proceeds used for loan to employee stock ownership plan	163	220

Proceeds remaining for new Delanco Bancorp	$386	$584

Initially, we intend to invest the proceeds of the offering in short-term investments. In the future, new Delanco Bancorp may use the funds it retains to invest in securities, pay cash dividends (subject to regulatory restrictions), repurchase shares of its common stock (subject to regulatory restrictions), or for general corporate purposes. Delanco Federal intends to use the portion of the proceeds that it receives to fund new loans and to invest in securities. We expect that much of the loan growth will occur in our one- to four-family residential mortgage portfolio, but we have not allocated specific dollar amounts to any particular area of our loan portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.

Benefits of the Conversion to Management (page 77)

We intend to expand our employee stock ownership plan and grant stock options to our directors and certain key employees as described below. We do not intend to adopt a new equity incentive plan in the near future, as we have not yet made any grants under our 2008 Equity Incentive Plan. We will recognize additional compensation expense related to the expanded employee stock ownership plan and stock option grants. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and stock options would have been $20 thousand for the year ended March 31, 2013 on an after-tax basis, assuming shares are sold at the maximum of the offering range. The actual expense for the employee stock ownership plan will depend on the market value of our common stock and will increase as the value of our common stock increases.

Employee Stock Ownership Plan. Our employee stock ownership plan intends to purchase an amount of shares equal to 4.5% of the shares sold in the offering. The plan will use the proceeds from a 14-year loan from new Delanco Bancorp to purchase these shares. We reserve the right to purchase shares of common stock in the open market following the offering to fund all or a portion of the employee stock ownership plan. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

Stock Option Awards. Upon completion of the conversion, options to purchase a total of 24,000 shares of common stock at the $8.00 offering price will be granted to our directors and certain of our key employees under our 2008 Equity Incentive Plan, which will be assumed by new Delanco Bancorp. Of this amount, options to purchase 1,000 shares will be granted to each of our non-employee directors and options will be granted to our executive officers as follows: James E. Igo, 10,000; and Eva Modi, 5,000. All of such options will expire on the tenth anniversary of the date of grant and will become exercisable in equal 20% installments on each anniversary of the grant date, commencing with the first anniversary thereof. We will incur additional compensation expense as a result of the stock option awards. See “Pro Forma Data” for an illustration of the effects of these awards. We do not intend to grant any restricted stock awards under the 2008 Equity Incentive Plan until we are able to repurchase shares in the open market to offset the awards.

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire. At the maximum of the offering range, we will sell 610,938 shares and have 1,099,600 shares outstanding.

	Number of Shares to be Granted or Purchased			Total Estimated Value (000’s)
	At Maximum of Offering Range	As a % of Common Stock Sold	As a % of Common Stock Outstanding
Employee stock ownership plan (1)	27,492	4.5%	2.5%	$220

(1)	Assumes the value of new Delanco Bancorp common stock is $8.00 per share for determining the total estimated value.

The following table presents information regarding our existing employee stock ownership plan, options and restricted stock available under our 2008 Equity Incentive Plan, and additional shares to be purchased by our employee stock ownership plan. The table below assumes that 1,099,600 shares are outstanding after the offering, which includes the sale of 610,938 shares in the offering at the maximum of the offering range and the issuance of 488,662 shares in exchange for shares of old Delanco Bancorp using an exchange ratio of 0.6643. It is also assumed that the value of the stock is $8.00 per share.

Stock Benefit Plans	Eligible Participants	Number of Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion and Offering
	(Dollars in thousands)
Employee Stock Ownership Plan:	Employees
Shares purchased in 2007 offering (1)		42,569	(2)	$340		3.9%
Shares to be purchased in this offering		27,492		220		2.5%

Total employee stock ownership plan		70,061		$560		6.4%
Restricted Stock Awards:	Directors and employees
2008 Equity Incentive Plan (1)		21,284	(3)	$170	(4)	1.9%

Stock Options:	Directors and employees
2008 Equity Incentive Plan (1)		53,211	(5)	$98	(6)	4.8%

Total stock benefit plans		144,556		$828		13.2%

(1)	Number of shares has been adjusted for the 0.6643 exchange ratio at the maximum of the offering range.
(2)	As of March 31, 2013, of these shares, 12,770 (19,224 before adjustment) have been allocated to the accounts of participants and 29,798 (44,857 before adjustment) remain unallocated.
(3)	As of March 31, 2013, of these shares, no shares have been awarded.
(4)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $8.00 per share.
(5)	As of March 31, 2013, of these shares, no options have been awarded. Upon completion of the conversion, options to purchase a total of 24,000 shares of common stock at the offering price of $8.00 will be granted to our non-employee directors and certain key employees.
(6)	For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $2.62 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $8.00; trading price on date of grant, $8.00; dividend yield, 0.0%; expected life, 10 years; expected volatility, 24.34%; and risk-free interest rate, 0.77%.

Purchases by Directors and Executive Officers (page 81)

We expect that our directors and executive officers, together with their associates, will subscribe for 26,500 shares, which is 5.0% of the midpoint of the offering. Our directors and executive officers will pay the same $8.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of conversion. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering. Following the conversion and offering, and including shares received in exchange for shares of old Delanco Bancorp, our directors and executive officers, together with their associates, are expected to own 63,043 shares of new Delanco Bancorp common stock, which would equal 6.6% of our outstanding shares if shares are sold at the midpoint of the offering range.

Market for New Delanco Bancorp’s Common Stock (page 47)

Old Delanco Bancorp’s common stock is currently quoted on the OTCQB Marketplace under the symbol “DLNO” and we expect the common stock of new Delanco Bancorp will also be quoted on the OTCQB Marketplace under the symbol “DLNO.” Once shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. There can be no assurance that persons purchasing the common stock in the offering will be able to sell their shares at or above the $8.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Our Dividend Policy (page 46)

Old Delanco Bancorp has never declared or paid a cash dividend on its common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any determination to pay dividends on our common stock will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our ability to pay dividends to shareholders may depend, in part, upon capital distributions we receive from Delanco Federal. Under the terms of its written agreement with the OCC, Delanco Federal is not permitted to pay dividends without prior regulatory approval. In addition, at the request of the Federal Reserve Board, old Delanco Bancorp has adopted resolutions that prohibit it from declaring or paying any dividends or taking any dividends or other distributions that would reduce the capital of Delanco Federal without the prior written consent of the Federal Reserve Board. See “Our Dividend Policy” for additional information.

Dissenters’ Rights

Shareholders of old Delanco Bancorp do not have dissenters’ rights in connection with the conversion and offering.

Differences in Shareholder Rights (page 89)

As a result of the conversion, existing shareholders of old Delanco Bancorp will become shareholders of new Delanco Bancorp. In some instances, the rights of shareholders of new Delanco Bancorp will be less than the rights shareholders currently have. The decrease in shareholder rights results from differences between the certificate of incorporation and bylaws of new Delanco Bancorp and the charter and bylaws of old Delanco Bancorp and from distinctions between New Jersey and federal law. The differences in shareholder rights under the certificate of incorporation and bylaws of new Delanco Bancorp are not mandated by New Jersey law but have been chosen by management as being in the best interests of the corporation and all of its shareholders. However, the provisions in new Delanco Bancorp’s certificate of incorporation and bylaws may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult.

The differences in shareholder rights include the following:

•	supermajority voting requirements for certain business combinations and changes to some provisions of the certificate of incorporation and bylaws;

•	limitation on the right to vote shares;

•	shareholders must apply to a court to call special meetings of shareholders; and

•	greater lead time required for shareholders to submit business proposals or director nominations.

Tax Consequences (page 35)

As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. Existing shareholders of old Delanco Bancorp who receive cash in lieu of fractional share interests in shares of new Delanco Bancorp will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share. Kilpatrick Townsend & Stockton LLP and Connolly, Grady & Cha, P.C. have issued us opinions to this effect, which are summarized on pages 35 through 37 of this proxy statement/prospectus.

Questions

Questions about voting may be directed to our proxy information agent, AST Phoenix Advisors, at (866) 387-0393.

Risk Factors

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of new Delanco Bancorp common stock.

Risks Related to Our Business

We have experienced net losses in each of the last two fiscal years and we may not return to profitability in the near future.

We have experienced net losses of $324 thousand and $494 thousand for the years ended March 31, 2013 and 2012, respectively. Our profitability has suffered due to lower net interest income resulting from the prolonged low interest rate environment, as well as heightened provisions for loan losses, expenses for and losses on the sale of real estate owned, and other problem loan expenses. For the year ended March 31, 2013, we incurred provision expenses of $640 thousand, real estate owned expenses and losses of $340 thousand, and other problem loan expenses of $448 thousand. For the year ended March 31, 2012, we incurred provision expenses of $1.6 million, real estate owned expenses and losses of $197 thousand, and other problem loan expenses of $203 thousand. At March 31, 2013, non-performing assets and troubled debt restructurings totaled $8.8 million, or 6.8% of total assets. As we work through our problem assets, we may incur additional expenses and losses on real estate owned and other problem loan expenses, while continued high levels of problem assets may result in additional provisions for loan losses, all of which would impede our return to profitability. In addition, our earnings have been adversely affected by a shrinking net interest margin caused by the protracted low interest rate environment and its impact on earning asset yields. Our net interest margin was 3.35% for the year ended March 31, 2013, as compared to 3.60% for the year ended March 31, 2012. Our average yield on earning assets declined to 4.22% for the year ended March 31, 2013, from 4.76% for the year ended March 31, 2012 as higher yielding loans were paid off or refinanced at lower market rates and higher yielding securities were called by the issuer and replaced with lower yielding investments. Continued low market interest rates could cause further declines in our net interest margin, as our ability to reduce our cost of funds to offset further reductions in asset yields is limited.

We are a party to a formal written agreement with the OCC and our failure to comply with that agreement may result in further regulatory enforcement actions, including restrictions on our operations.

Delanco Federal is a party to a formal written agreement with the OCC dated November 21, 2012. The written agreement supersedes and terminates the Order to Cease and Desist issued by the Office of Thrift Supervision on March 17, 2010. The written agreement requires Delanco Federal to take certain actions and implement certain policies and procedures aimed at improving Delanco Federal’s capital, earnings and asset quality. The written agreement does not require Delanco Federal to maintain any specific minimum regulatory capital ratios. However, by letter dated January 2, 2013, the OCC established higher individual minimum capital requirements for Delanco Federal. Specifically, Delanco Federal must maintain Tier 1 capital at least equal to 8% of adjusted total assets, Tier 1 capital at least equal to 12% of risk-weighted assets, and total capital at least equal to 13% of risk-weighted assets. At March 31, 2013, Delanco Federal’s Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 7.79%, 13.41% and 14.67%, respectively.

The written agreement will remain in effect until terminated, modified, or suspended in writing by the OCC. A failure to comply with the written agreement could result in the initiation of further enforcement actions by the OCC, including the imposition of civil monetary penalties. The written agreement has resulted in additional regulatory compliance expense for the Company. A detailed description of the written agreement can be found at “Regulation and Supervision—Regulatory Agreement.”

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Although the U.S. economy has emerged from the severe recession that occurred in 2008 and 2009, economic growth has been slow and uneven, and unemployment levels remain high. Recovery by many businesses has been impaired by lower consumer spending. A return to prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued elevated unemployment levels may result in higher than expected loan delinquencies, increases in our non-performing and criticized classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations. As a result of the economic downturn, our non-performing assets and troubled debt restructurings jumped from $1.8 million at March 31, 2008 to $9.0 million at March 31, 2009 and then to $10.3 million at March 31, 2010. Since that time, the amount of non-performing assets and troubled debt restructurings has declined to $8.8 million at March 31, 2013. Reduction in problem assets has been slow, and the process has been exacerbated by the condition of some of the properties securing non-performing loans, the lengthy foreclosure process in New Jersey, and extended workout plans with certain borrowers. As we work through the resolution of these assets, the continued economic problems that exist in the financial markets could have a negative impact on the Company.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued high unemployment levels may result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Adverse conditions in the local economy or real estate market could hurt our profits.

Our success depends to a large degree on the general economic conditions in Burlington County, New Jersey and the surrounding areas that comprise our market. Our market has experienced a significant downturn in which we have seen falling home prices, rising foreclosures and an increased level of commercial and consumer delinquencies. At March 31, 2013, 56.7% of our loan portfolio consisted of loans secured by real estate in Burlington County. We have relatively few loans outside of our market area, and, as a result, we have a greater risk of loan defaults and losses in the event of a further economic downturn in our market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely payments of their loans. Further significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished.

Our local economy may affect our future growth possibilities and operations in our primary market area. Our future growth opportunities depend on the growth and stability of our regional economy and our ability to expand in our market area. Continued adverse conditions in our local economy may limit funds available for deposit and may negatively affect demand for loans, both of which could have an impact on our profitability.

An inability to maintain our regulatory capital position could require us to raise additional capital, which may not be available on favorable terms or at all.

At March 31, 2013, Delanco Federal’s Tier 1 leverage ratio was 7.79%, which was not in compliance with the individual minimum capital requirement imposed by the OCC that requires Delanco Federal to maintain a Tier 1 leverage ratio of at least 8%. Losses on loans, impairments to securities, declines in earnings or a combination of these or other factors could change Delanco Federal’s capital position in a relatively short period of time. If we are unable to remain in compliance with the individual minimum capital requirement imposed by the OCC, we may be required to raise additional capital. The need to raise substantial additional funds may force our management to spend more time in managerial and financing related activities than in operational activities. We may not be able to secure the required funding or it may not be available on favorable terms. Additional offerings of our common stock will dilute the ownership interest and possibly the book value per share of our current shareholders. Following completion of the conversion, we will not be restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios.

The economic downturn that began in 2007 has required us to make significant additions to our allowance for loan losses. For the year ended March 31, 2008 through the year ended March 31, 2013, provisions for loan losses totaled $6.4 million. During this same period, we had net charge-offs of $5.9 million. For our most recent fiscal year ended March 31, 2013, provisions for loan losses totaled $640 thousand and net charge-offs totaled $768 thousand. At March 31, 2013, the allowance for loan losses was $1.0 million, which represented 1.2% of total loans and 16.3% of non-performing loans. A large loss could deplete the allowance and require substantial provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses” for a discussion of the procedures we follow in establishing our loan loss allowance.

Our previous emphasis on commercial lending may expose us to increased lending risks.

At March 31, 2013, $13.6 million, or 15.1%, of our loan portfolio consisted of commercial and multi-family real estate loans and commercial business loans, down from $18.6 million at March 31, 2012 and $32.2 million at March 31, 2008. Of these loans, $3.3 million were non-performing at March 31, 2013. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property or a business. These types of loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for potential losses. We were restricted from making new commercial loans under the cease and desist order issued by the Office of Thrift Supervision on March 17, 2010. The written agreement with the OCC dated November 21, 2012 eliminated this lending restriction.

If our foreclosed real estate is not properly valued or if our reserves are insufficient, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as foreclosed real estate and at certain other times during the holding period of the asset. Our net book value in the loan at the time of foreclosure and thereafter is compared to the updated fair value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset’s net book value over its fair value less estimated selling costs. If our valuation process is incorrect, or if property values decline, the fair value of our foreclosed real estate may not be sufficient to recover our carrying value in such assets, resulting in the need for additional charge-offs. In addition, bank regulators periodically review our foreclosed real estate and may require us to recognize further charge-offs. Significant charge-offs to our foreclosed real estate could have a material adverse effect on our financial condition and results of operations.

Historically low interest rates may adversely affect our net interest income and profitability.

In recent years it has been the policy of the Federal Reserve Board to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans we have originated and the yields on securities we have purchased have been at lower levels than available prior to 2008. This has been a significant factor in the decrease in the amount of our net interest income to $4.0 million for the year ended March 31, 2013 from $4.5 million for the year ended March 31, 2012 and $4.8 million for the year ended March 31, 2011. Our ability to lower our interest expense to offset declines in asset yields is limited at current interest rate levels. The Federal Reserve Board has indicated its intention to maintain low interest rates in the near future. Accordingly, our net interest income (the difference between interest income earned on assets and interest expense paid on liabilities) may continue to decrease, which would have an adverse effect on our profitability.

Changes in interest rates may hurt our earnings and asset value.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the “yield curve”—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Risk Management.”

If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other than temporary. If we conclude that the decline is other than temporary, we are required to write down the value of that security through a charge to earnings. As of March 31, 2013, our investment portfolio included securities with an amortized cost of $22.4 million and an estimated fair value of $22.5 million. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down these securities to their fair value. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.

Impairment of our deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

As a result of losses in prior years, we maintain a deferred tax asset (that is an asset recognized to reflect an expected benefit to be realized in the future) that may be used to reduce the amount of tax that we would otherwise be required to pay in future periods. Deferred tax assets are only recognized to the extent it is more likely than not they will be realized. Should our management determine it is not more likely than not that the deferred tax assets will be realized, a valuation allowance with a charge to earnings would be reflected in the period. At March 31, 2013, our net deferred tax asset was $1.2 million, which does not include a valuation allowance, and of which $1.1 million was disallowed for regulatory capital purposes. If we are required in the future to take a valuation allowance with respect to our deferred tax asset, our financial condition and results of operations would be negatively affected.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2012, which is the most recent date for which data is available from the FDIC, we held 1.44% of the deposits in Burlington County, New Jersey. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We are dependent upon the services of key executives and we could be harmed by the loss of their services.

We rely heavily on our President and Chief Executive Officer, James E. Igo, and on our Chief Financial Officer, Eva Modi. The loss of Mr. Igo or Ms. Modi could have a material adverse impact on our operations because, as a small company, we have fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition, and results of operations. We do not have key man life insurance on or employment agreements with our executive officers.

If we do not rent the excess office space in our Cinnaminson branch building, it will negatively impact earnings.

Our Cinnaminson branch was designed and built to have rental units for third party tenants. Our inability to rent all of those units will necessitate that Delanco Federal cover some or all of the operating expenses for the building without the rental income to offset those expenses, thus having a negative impact on our earnings. Currently, two of the three rental units are occupied by third party tenants. The third office suite was formerly occupied by our employees and is currently available for rent.

Regulation of the financial services industry is undergoing major changes, and future legislation could increase our cost of doing business or harm our competitive position.

In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation impacting financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has created a significant shift in the way financial institutions operate. The Dodd-Frank Act restructured the regulation of depository institutions by merging the Office of Thrift Supervision, which previously regulated Delanco Federal, into the OCC, and assigning the regulation of savings and loan holding companies, including Delanco Bancorp, to the Federal Reserve Board. The Dodd-Frank Act also created the Consumer Financial Protection Bureau to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. As required by the Dodd-Frank Act, the federal banking regulators have proposed new consolidated capital requirements that will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in Delanco Federal that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board and the OCC, our primary federal regulators, and by the FDIC, as insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Delanco Federal rather than for holders of Delanco Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering and Share Exchange

The market value of new Delanco Bancorp common stock received in the share exchange may be less than the market value of old Delanco Bancorp common stock exchanged.

The number of shares of new Delanco Bancorp common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of old Delanco Bancorp common stock held by the public before the completion of the conversion and offering, the final independent appraisal of new Delanco Bancorp common stock prepared by RP Financial, LC. and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public shareholders of old Delanco Bancorp common stock will own approximately the same percentage of new Delanco Bancorp common stock after the conversion and offering as they owned of old Delanco Bancorp common stock immediately prior to completion of the conversion and offering, exclusive of the effect of their purchase of additional shares in the offering and the receipt of cash in lieu of fractional shares. The exchange ratio will not depend on the market price of old Delanco Bancorp common stock.

The exchange ratio ranges from a minimum of 0.4910 to a maximum of 0.6643 shares of new Delanco Bancorp common stock per share of old Delanco Bancorp common stock (subject to increase to 0.7639 shares). Shares of new Delanco Bancorp common stock issued in the share exchange will have an initial value of $8.00 per share. Depending on the exchange ratio and the market value of old Delanco Bancorp common stock at the time of the exchange, the initial market value of the new Delanco Bancorp common stock that you receive in the share exchange could be less than the market value of the old Delanco Bancorp common stock that you currently own. See “Proposal 1—Approval of the Plan of Conversion—The Share Exchange Ratio.”

Our stock price may decline when trading commences.

If you purchase shares in the offering, you might not be able to sell them later at or above the $8.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions.

There may be a limited market for our common stock, which may adversely affect our stock price.

Although our common stock is quoted on the OTCQB Marketplace and will be quoted on the OTCQB Marketplace following the conversion and offering, the shares are not currently actively traded and might not be actively traded in the future. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and ask price for our common stock. When there is a wide spread between the bid and ask price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

Our share price may fluctuate, which may make it difficult for you to sell your common stock when you want or at prices you find attractive.

The market price of our common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects. Factors that may affect market sentiment include:

•	operating results that vary from the expectations of our management or investors;

•	developments in our business or in the financial services sector generally;

•	regulatory or legislative changes affecting our industry generally or our business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by us or our competitors; and

•	changes in financial markets and national and local economies and general market conditions, such as interest rates and stock, commodity, credit or asset valuations or volatility.

Beginning in 2007 and through the present, the business environment for financial services firms has been extremely challenging. During this period, many publicly traded financial services companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. We may experience market fluctuations that are not directly related to our operating performance but are influenced by the market’s perception of the state of the financial services industry in general and, in particular, the market’s assessment of general credit quality conditions, including default and foreclosure rates in the industry.

It is possible that further market and economic turmoil will occur in the near- or long-term, negatively affecting our business, financial condition and results of operations, as well as the price, trading volume and volatility of our common stock.

Additional expenses following the offering from equity benefit plans will adversely affect our profitability.

Following the offering, we will recognize additional annual employee compensation expenses stemming from additional shares purchased by our employee stock ownership plan and stock options granted to directors and executives under our 2008 Equity Incentive Plan. These additional expenses will adversely affect our profitability. We recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for stock options over the vesting period of awards made to recipients. Pro forma benefits expenses for the year ended March 31, 2013 were $20 thousand at the maximum of the offering range on an after-tax basis, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $8.00 per share purchase price as fair market value. Actual expense for the employee stock ownership plan will be based on the fair market value of our common stock at the time shares are committed to be released to participants’ accounts, which may be higher or lower than $8.00 per share, and actual expense for stock options will be based on the fair value of the stock options at the time of grant. For further discussion of these plans, see “Executive—Benefit Plans.”

Issuance of shares for any future benefit programs may dilute your ownership interest.

We may adopt stock-related compensation plans such as stock option plans without shareholder approval. We may fund any such plan through the purchase of common stock in the open market (subject to regulatory restrictions) or by issuing new shares of common stock. If we fund the awards under any such plan with new shares of common stock, your ownership interest may be diluted.

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability.

We intend to contribute approximately 80% of the net proceeds of the offering to Delanco Federal and to use approximately 4.5% of the net proceeds of the offering to fund the loan to the employee stock ownership plan. Delanco Federal may use the portion of the proceeds that it receives to fund new loans, invest in securities and expand its business activities. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability.

The certificate of incorporation and bylaws of new Delanco Bancorp and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of new Delanco Bancorp.

Provisions of the certificate of incorporation and bylaws of new Delanco Bancorp, state corporate law and federal banking regulations may make it more difficult for companies or persons to acquire control of new Delanco Bancorp. As a result, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:

•

Certificate of incorporation and bylaws. Provisions of the certificate of incorporation and bylaws of new Delanco Bancorp may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes. Some of these provisions currently exist in the charter and bylaws of old Delanco Bancorp. These provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

•	a limitation on the right to vote shares;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of shareholder proposals and nominations;

•	provisions restricting the calling of special meetings of shareholders;

•	the absence of cumulative voting by shareholders in the election of directors;

•	the removal of directors only for cause; and

•	supermajority voting requirements for changes to some provisions of the certificate of incorporation and bylaws.

•

New Jersey anti-takeover statute. Under New Jersey law, any person who acquires more than 10% of a New Jersey corporation without approval of its board of directors is prohibited from engaging in any type of business combination with the corporation for a five-year period.

•

Federal Reserve Board regulations. Federal Reserve Board regulations prohibit, for three years following the completion of a mutual-to-stock conversion, including a second-step conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Federal Reserve Board. See “Restrictions on Acquisition of New Delanco Bancorp.”

A Warning About Forward-Looking Statements

This proxy statement/prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this proxy statement/prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Further information on other factors that could affect us are included in the section captioned “Risk Factors.”

Selected Consolidated Financial and Other Data

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at March 31, 2013 and 2012 and for the years then ended is derived in part from the audited consolidated financial statements that appear in this proxy statement/prospectus. The information at March 31, 2011 and for the year then ended is derived in part from the audited consolidated financial statements that do not appear in this proxy statement/prospectus. The information presented below does not include the financial condition, results of operations or other data of Delanco MHC.

	Years Ended March 31,
(Dollars in thousands, except per share data)	2013	2012	2011

Financial Condition Data:
Total assets	$129,415	$134,309	$136,172
Investment securities	22,345	17,699	15,944
Loans receivable, net	88,419	99,432	103,867
Deposits	117,034	121,589	120,842
Borrowings	—	—	2,100
Total stockholders’ equity	11,395	11,743	12,213

Operating Data:
Interest income	5,101	5,891	6,693
Interest expense	1,057	1,431	1,890

Net interest income	4,044	4,460	4,803
Provision for loan losses	640	1,602	440

Net interest income after provision for loan losses	3,404	2,858	4,363
Noninterest income	49	150	134
Noninterest expenses	3,987	3,751	3,740

Income before taxes	(534)	(743)	757
Income tax benefit	(210)	(249)	289

Net income (loss)	$(324)	$(494)	$468

Per Share Data:
Earnings (loss) per share, basic	$(0.20)	$(0.31)	$0.30

Earnings (loss) per share, diluted	(0.20)	(0.31)	0.30

Weighted average shares – basic	1,589,868	1,586,664	1,583,460

Weighted average shares – diluted	1,589,868	1,586,664	1,583,460

	Years Ended March 31,
	2013	2012	2011

Performance Ratios:
Return on average assets	(0.25)%	(0.37)%	0.34%
Return on average equity	(2.80)	(4.04)	3.89
Interest rate spread (1)	3.30	3.53	3.75
Net interest margin (2)	3.35	3.60	3.82
Noninterest expense to average assets	3.02	2.79	2.73
Efficiency ratio (3)	97.41	81.37	75.75
Average interest-earning assets to average interest-bearing liabilities	105.56	106.57	104.80
Average equity to average assets	8.77	9.10	8.76
Equity to assets at period end	8.80	8.74	8.97

Capital Ratios (4):
Tangible capital (to adjusted assets)	7.79	7.93	8.67
Core capital (to adjusted assets)	7.79	7.93	8.67
Total risk-based capital (to risk-weighted assets)	14.67	14.13	14.52

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.15	1.15	1.22
Allowance for loan losses as a percent of nonperforming loans	16.28	16.13	23.80
Net charge-offs to average outstanding loans during the period	0.81	1.68	0.15
Non-performing loans as a percent of total loans	7.08	7.16	5.14
Non-performing assets to total assets	6.81	7.06	6.33

Other Data:
Number of:
Full time equivalent employees	23	25	26
Offices	2	2	2

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Delanco Federal.

Recent Developments

The following tables contain certain information concerning the financial position and results of operations at June 30, 2013 and for the three-month periods ended June 30, 2013 and 2012. This information was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The information at March 31, 2013 is derived in part from the audited consolidated financial statements that appear in this proxy statement/prospectus. The results of operations for the three months ended June 30, 2011 are not necessarily indicative of the results of operations that may be expected for the entire fiscal year.

(Dollars in thousands, except per share data)	At June 30, 2013	At March 31, 2013
	(unaudited)

Financial Condition Data:
Total assets	$130,068	$129,415
Investment securities	28,010	22,345
Loans receivable, net	86,084	88,419
Deposits	117,918	117,034
Borrowings	—	—
Total stockholders’ equity	11,351	11,395

	Three Months Ended June 30,
	2013	2012
Operating Data:
Interest income	$1,206	$1,344
Interest expense	205	303

Net interest income	1,001	1,041
Provision for loan losses	90	80

Net interest income after provision for loan losses	911	961
Noninterest income	49	67
Noninterest expenses	921	983

Income before taxes	39	45
Income tax expense (benefit)	6	(5)

Net income	$33	$50

Per Share Data:
Earnings per share, basic	$0.02	$0.03

Earnings per share, diluted	$0.02	$0.03

Weighted average shares – basic	1,589,868	1,586,664

Weighted average shares – diluted	1,589,868	1,586,664

	At or For The Three Months Ended June 30,
	2013	2012

Performance Ratios:
Return on average assets (annualized)	0.10%	0.15%
Return on average equity (annualized)	1.19	1.70
Interest rate spread (1)	3.32	3.45
Net interest margin (2)	3.37	3.38
Noninterest expense to average assets	2.80	2.94
Efficiency ratio (3)	87.68	88.74
Average interest-earning assets to average interest-bearing liabilities	106.21	105.86
Average equity to average assets	8.70	8.77
Equity to assets at period end	8.73	8.76

Capital Ratios (4):
Tier 1 leverage ratio	8.00	7.98
Tier 1 risk-based capital ratio	14.08	13.50
Total risk-based capital (to risk-weighted assets)	15.33	14.75

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.17	1.30
Allowance for loan losses as a percent of nonperforming loans	17.65	14.88
Net charge-offs to average outstanding loans during the period	—	—
Non-performing loans as a percent of total loans	6.65	8.71
Non-performing assets to total assets	6.11	6.86

Other Data:
Number of:
Full time equivalent employees at end of period	22	25
Offices	2	2

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Delanco Federal.

Balance Sheet Analysis

Overview. Total assets at June 30, 2013 were $130.1 million, an increase of $653 thousand from total assets of $129.4 million at March 31, 2013. Total liabilities increased $697 thousand from $118.0 million at March 31, 2013 to $118.7 million at June 30, 2013. Total stockholders’ equity of $11.4 million reflected a decrease of $44 thousand from March 31, 2013.

Loans. At June 30, 2013, total loans, net, were $86.1 million, or 66.2% of total assets. Overall loans decreased by $2.3 million, primarily due to payoffs of loans exceeding new loan production for the quarter. Commercial and multi-family real estate loans decreased by $891 thousand, residential real estate loans decreased by $1.3 million, home equity loans decreased by $23 thousand and commercial loans decreased by $46 thousand.

Total nonperforming loans at June 30, 2013 decreased $549 thousand from March 31, 2013 primarily due to a decrease in non-accrual loans as a result of the payoff of two residential loans totaling $285 thousand and one consumer loan of $463, the return to current status on two home equity loans totaling $245 thousand and the charge-off of one commercial loan in the amount of $49 thousand, offset by the addition of two residential mortgages totaling $83 thousand to non-accrual status.

Securities. The investment securities portfolio was $28.0 million, or 21.5% of total assets, at June 30, 2013. At that date 7.0% of the investment portfolio was invested in mortgage-backed securities, while the remainder was invested primarily in U.S. Government agency and other debt securities. Investment securities increased $5.7 million compared to March 31, 2013. The increase was primarily due to purchases of debt securities.

Deposits. Total deposits were $117.9 million at June 30, 2013, an increase of $884 thousand compared to March 31, 2013. Deposits increased as we made a conscious effort to attract core deposits and reduce our reliance on high costing time deposits. Core deposits grew for the three months by $2.0 million while time deposits decreased by $1.1 million.

Results of Operations for the Three Months Ended June 30, 2013 and 2012

Financial Highlights. Net income for the three months ended June 30, 2013 was $33 thousand as compared to net income of $50 thousand for the same period in the prior year. The decrease in net income for the three month period was primarily the result of lower net interest income, a slight increase in the provision for loan losses and lower noninterest income, which were partially offset by lower noninterest expenses.

Net Interest Income. Net interest income decreased $40 thousand to $1.0 million for the three months ended June 30, 2013 from $1.0 million for the three months ended June 30, 2012. The Bank saw a decrease in both the interest rate spread (13 basis points) and net interest margin (1 basis point) for the three month period compared to the prior year period. The lower volume of interest-earning assets combined with lower rates earned on assets resulted in a 10.3% decrease in total interest income for the three months ending June 30, 2013 compared to the three months ended June 30, 2012. Total interest expense decreased by 32.3% between the same periods.

Average loans in the three months ended June 30, 2013 decreased $8.7 million, or 9%, compared with the same period in 2012, driven primarily by payoffs of higher yielding loans. Average investment securities in the three months ended June 30, 2013 increased $5.1 million, or 24.1%, compared to the same period in 2012. The increase in the investment portfolio was due to purchases of debt securities. Declining interest rates decreased the average yield on earning assets to 4.05% for the three months ended June 30, 2013, compared with 4.42% for the same period in 2012.

Average interest-bearing deposits in the three months ended June 30, 2013 decreased $4.1 million or 3.5%, compared with the same period in 2012. Declining interest rates decreased the average cost of deposits to 0.73%, compared with 0.97% for the same period in 2012.

Provision for Loan Losses. Following a review of the adequacy of the remaining allowance after impaired loan charges and other charge-offs, Delanco Federal’s loan committee determined that the provisions for loan losses needed to provide an adequate allowance were $90 thousand in the three months ended June 30, 2013 compared to $80 thousand in the three months ended June 30, 2012. Net charge-offs totaled $99 thousand in the three months ended June 30, 2013, compared to $1 thousand in net charge-offs in the same prior year period.

Noninterest Income. Non-interest income decreased $18 thousand in the three month period ending June 30, 2013 compared to the three month period ended June 30, 2012 due to the increase in loss on sale of real estate owned partially offset by the increase in rental income and service fee income.

Noninterest Expense. Non-interest expenses decreased $62 thousand in the three months ending June 30, 2013 compared to the three months ended June 30, 2012 primarily due to decrease in salaries and employee benefit expense, real estate owned reserves and office occupancy expenses.

Capital Resources

At June 30, 2013, Delanco Federal’s Tier 1 leverage capital, Tier 1 risk-based capital ratio and total risk-based capital ratio were 8.00%, 14.08% and 15.33%, respectively. Net income during the quarter ended June 30, 2013 plus additional capital of $300 thousand contributed by Delanco Bancorp to Delanco Federal increased Delanco Federal’s capital ratios and brought Delanco Federal into compliance with all of its individual minimum capital requirements.

Annual Meeting of Old Delanco Bancorp Shareholders

Date, Place, Time and Purpose

Old Delanco Bancorp’s board of directors is sending you this document for the purpose of requesting that you allow your shares of old Delanco Bancorp to be represented at the annual meeting by the persons named in the enclosed proxy card. At the annual meeting, the old Delanco Bancorp board of directors will ask you to vote on a proposal to approve the plan of conversion. You will also be asked to vote on informational provisions regarding new Delanco Bancorp’s certificate of incorporation, the election of directors, and the ratification of the appointment of auditors. You also may be asked to vote on a proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the plan of conversion. The annual meeting will be held at the Company’s offices, 615 Burlington Avenue, Delanco, New Jersey, at 5:00 p.m., local time, on September 26, 2013.

Who Can Vote at the Meeting

You are entitled to vote your old Delanco Bancorp common stock if our records show that you held your shares as of the close of business on August 2, 2013. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on August 2, 2013, there were 1,634,725 shares of old Delanco Bancorp common stock outstanding. Each share of common stock has one vote. Old Delanco Bancorp’s charter provide that a record owner of old Delanco Bancorp common stock (other than Delanco MHC) who beneficially owns, either directly or indirectly, in excess of 10% of old Delanco Bancorp’s outstanding shares, is not entitled to vote the shares held in excess of the 10% limit.

Attending the Meeting

If you are a shareholder as of the close of business on August 2, 2013, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of old Delanco Bancorp common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The annual meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion. To be approved, the plan of conversion requires the affirmative vote of at least two-thirds of the outstanding shares of old Delanco Bancorp common stock, including the shares held by Delanco MHC, and the affirmative vote of a majority of votes eligible to be cast at the meeting, excluding shares of Delanco MHC. Abstentions and broker non-votes will have the same effect as a vote against the plan of conversion.

Informational Proposals 2 and 3: Approval of Certain Provisions in New Delanco Bancorp’s Certificate of Incorporation. While we are asking you to vote with respect to each of the informational proposals, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Proposal 4: Election of Directors. At the annual meeting, shareholders will be asked to elect two directors to serve for a term of three years and one director for a term of two years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

Proposal 5: Ratification of Appointment of Independent Registered Public Accounting Firm. In voting on the ratification of the appointment of Connolly, Grady & Cha, P.C. as old Delanco Bancorp’s independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Connolly, Grady & Cha, P.C. as old Delanco Bancorp’s independent registered public accounting firm for fiscal 2014, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote at the annual meeting is required.

Proposal 6: Advisory Vote to Approve Compensation for the Named Executive Officers. To be approved, the resolution to approve the compensation for the named executive officers requires the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote. The results of the vote on the compensation of the named executive officers are not binding on the board of directors.

Proposal 7: Advisory Vote on the Frequency of the Advisory Vote to Approve Named Executive Officer Compensation. In voting on the frequency of the stockholder vote to approve the compensation of the Company’s named executive officers, shareholders may vote for the vote to occur every one, two, or three years, or abstain from voting. The board of directors will consider the option that receives the most votes to be the frequency preferred by our shareholders. The results of this vote are not binding on the board of directors.

Proposal 8: Approval of the adjournment of the annual meeting. We must obtain the affirmative vote of the majority of the shares represented at the annual meeting and entitled to vote to adjourn the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion.

Shares Held by Delanco MHC and Our Officers and Directors

As of August 2, 2013, Delanco MHC beneficially owned 899,099 shares of old Delanco Bancorp common stock. This equals 55.0% of our outstanding shares. Delanco MHC intends to vote all of its shares in favor of the plan of conversion.

As of August 2, 2013, our officers and directors beneficially owned 63,272 shares of old Delanco Bancorp common stock. This equals 3.9% of our outstanding shares and 7.0% of shares held by persons other than Delanco MHC.

Voting by Proxy

Our board of directors is sending you this proxy statement to request that you allow your shares of old Delanco Bancorp common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of old Delanco Bancorp common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the plan of conversion and reorganization, “FOR” each of the Informational Proposals 2 and 3, “FOR” the election of directors, “FOR” the ratification of the appointment of auditors, and “FOR” approval of the adjournment of the annual meeting.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of old Delanco Bancorp in writing before your common stock has been voted at the annual meeting, deliver a later-dated proxy or attend the annual meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

If your old Delanco Bancorp common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

Solicitation of Proxies

Old Delanco Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of old Delanco Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Old Delanco Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Old Delanco Bancorp has retained AST Phoenix Advisors, a proxy solicitation firm, to assist it in soliciting proxies and has agreed to pay them a fee of $7,000 plus reasonable expenses for these services.

Participants in the ESOP

If you participate in the ESOP, you will receive a voting instruction card for the ESOP that will reflect all the shares that you may direct the trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, all allocated shares of old Delanco Bancorp common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of old Delanco Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. The deadline for returning your voting instruction card is September 17, 2013.

Proposal 1 – Approval of the Plan of Conversion

This conversion is being conducted pursuant to a plan of conversion approved by the boards of directors of Delanco MHC, old Delanco Bancorp and Delanco Federal. The Federal Reserve Board has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by such agency.

General

On May 28, 2013, the boards of directors of Delanco MHC, old Delanco Bancorp and Delanco Federal unanimously adopted the plan of conversion. The second-step conversion that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. Under the plan of conversion, Delanco Federal will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of new Delanco Bancorp, a newly formed New Jersey corporation. Current shareholders of old Delanco Bancorp, other than Delanco MHC, will receive shares of new Delanco Bancorp common stock in exchange for their shares of old Delanco Bancorp common stock. Following the conversion and offering, old Delanco Bancorp and Delanco MHC will no longer exist.

The conversion to a stock holding company structure also includes the offering by new Delanco Bancorp of its common stock to eligible depositors and certain borrowers of Delanco Federal in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an independent appraisal of new Delanco Bancorp. Most of the terms of the offering are required by the regulations of the Federal Reserve Board.

Consummation of the conversion and offering requires the approval of the Federal Reserve Board. In addition, pursuant to Federal Reserve Board regulations, consummation of the conversion and offering is conditioned upon the approval of the plan of conversion by (1) at least a majority of the total number of votes eligible to be cast by depositors and certain borrowers of Delanco Federal, (2) the holders of at least two-thirds of the outstanding shares of old Delanco Bancorp common stock and (3) the holders of at least a majority of the outstanding shares of common stock of old Delanco Bancorp, excluding shares held by Delanco MHC.

The Federal Reserve Board approved our plan of conversion, subject to, among other things, approval of the plan of conversion by Delanco MHC’s members (depositors and certain borrowers of the Delanco Federal) and old Delanco Bancorp’s shareholders. Meetings of Delanco MHC’s members and old Delanco Bancorp’s shareholders have been called for this purpose on September 26, 2013.

Funds received before completion of the offering will be maintained in a segregated account at Delanco Federal or, at our discretion, in an escrow account at an independent insured depository institution. If we fail to receive the necessary shareholder or member approval, or if we cancel the conversion and offering for any reason, orders for common stock already submitted will be canceled, subscribers’ funds will be returned promptly with interest calculated at Delanco Federal’s passbook savings rate and all deposit account withdrawal holds will be cancelled. We will not make any deduction from the returned funds for the costs of the offering.

The following is a brief summary of the pertinent aspects of the conversion and offering. A copy of the plan of conversion is available from old Delanco Bancorp upon request and is available for inspection at the offices of Delanco Federal and at the Federal Reserve Board. The plan of conversion is also filed as an exhibit to the registration statement, of which this proxy statement/prospectus forms a part, that new Delanco Bancorp has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

The board of directors recommends that you vote “FOR” the adoption of the plan of conversion.

Reasons for the Conversion and Offering

After considering the advantages and disadvantages of the conversion and offering, the boards of directors of Delanco MHC, old Delanco Bancorp and Delanco Federal unanimously approved the conversion and offering as being in the best interests of old Delanco Bancorp and Delanco Federal and their respective shareholders and customers. The board of directors concluded that the conversion and offering provides a number of advantages that will be important to our future growth and performance and that outweigh the disadvantages of the conversion and offering.

By letter dated January 2, 2013, the OCC established higher individual minimum capital requirements for Delanco Federal. Specifically, Delanco Federal must maintain Tier 1 capital at least equal to 8% of adjusted total assets, Tier 1 capital at least equal to 12% of risk-weighted assets, and total capital at least equal to 13% of risk-weighted assets. At March 31, 2013, Delanco Federal’s Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 7.79%, 13.41% and 14.67%, respectively. The conversion and offering will improve our capital position to support our risk profile and to assure compliance with regulatory capital requirements and additional individual minimum capital requirements imposed on us by the OCC. In addition, the additional capital will support Delanco Federal’s future lending and operational growth.

After completion of the conversion and offering, the unissued common and preferred stock authorized by new Delanco Bancorp’s certificate of incorporation will permit us to raise additional capital through further sales of securities. Old Delanco Bancorp’s ability to raise additional capital is limited by the mutual holding company structure, which, among other things, requires that Delanco MHC hold a majority of the outstanding shares of old Delanco Bancorp common stock.

The disadvantage of the conversion and offering considered by board of directors is the fact that operating in the stock holding company form of organization could subject Delanco Federal to contests for corporate control. The board of directors determined that the advantages of the conversion and offering outweighed this disadvantage.

Description of the Conversion

New Delanco Bancorp has been incorporated under New Jersey law as a first-tier wholly owned subsidiary of old Delanco Bancorp. To effect the conversion, the following will occur:

•	Delanco MHC will merge with and into old Delanco Bancorp, with old Delanco Bancorp as the surviving entity; and

•	Old Delanco Bancorp will merge with and into new Delanco Bancorp, with new Delanco Bancorp as the surviving entity.

As a result of the series of mergers described above, Delanco Federal will become a wholly owned subsidiary of new Delanco Bancorp and the outstanding shares of old Delanco Bancorp common stock held by persons other than Delanco MHC (i.e., “public shareholders”) will be converted into a number of shares of new Delanco Bancorp common stock that will result in the holders of such shares owning in the aggregate approximately the same percentage of new Delanco Bancorp common stock to be outstanding upon the completion of the conversion and offering (i.e., the common stock issued in the offering plus the shares issued in exchange for shares of old Delanco Bancorp common stock) as the percentage of old Delanco Bancorp common stock owned by them in the aggregate immediately before consummation of the conversion and offering before giving effect to (1) the payment of cash in lieu of issuing fractional exchange shares and (2) any shares of common stock purchased by public shareholders in the offering.

Share Exchange Ratio for Current Shareholders

Federal Reserve Board regulations provide that in a conversion from mutual holding company to stock holding company form, the public shareholders will be entitled to exchange their shares for common stock of the stock holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable. Under the plan of conversion, each publicly held share of old Delanco Bancorp common stock will, on the effective date of the conversion and offering, be converted automatically into and become the right to receive a number of new shares of new Delanco Bancorp common stock. The number of new shares of common stock will be determined pursuant to an exchange ratio that ensures that the public shareholders of old Delanco Bancorp common stock will own approximately the same percentage of common stock in new Delanco Bancorp after the conversion and offering as they held in old Delanco Bancorp immediately before the conversion and offering, adjusted to reflect the assets of the MHC and before giving effect to (1) the payment of cash in lieu of fractional shares and (2) their purchase of additional shares in the offering. At March 31, 2013, there were 1,634,725 shares of old Delanco Bancorp common stock outstanding, of which 735,626 were held by persons other than Delanco MHC. The exchange ratio is not dependent on the market value of old Delanco Bancorp common stock. It will be calculated based on the percentage of old Delanco Bancorp common stock held by the public, the appraisal of new Delanco Bancorp prepared by RP Financial and the number of shares sold in the offering.

The following table shows how the exchange ratio will adjust, based on the number of shares sold in the offering. The table also shows how many shares an owner of 100 shares of old Delanco Bancorp common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of Old Delanco Bancorp		Total Shares of Common Stock to be Outstanding	Exchange Ratio	Equivalent per Share Value (1)	Equivalent Pro Forma Book Value per Exchanged Share (2)	Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	451,563	55.56%	361,185	44.44%	812,748	0.4910	$3.93	$8.50	49
Midpoint	531,250	55.56%	424,924	44.44%	956,174	0.5776	$4.62	$8.87	57
Maximum	610,938	55.56%	488,662	44.44%	1,099,600	0.6643	$5.31	$9.23	66
Maximum, as adjusted	702,579	55.56%	561,962	44.44%	1,264,541	0.7639	$6.11	$9.66	76

(1)	Represents the value of shares of new Delanco Bancorp common stock received in the conversion by a holder of one share of old Delanco Bancorp common stock at the exchange ratio, assuming a market price of $8.00 per share.
(2)	Represents the pro forma shareholders’ equity per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid instead of issuing any fractional shares.

How We Determined the Offering Range and the $8.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an appraisal by an independent person experienced and expert in corporate appraisal. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of business entities, to prepare the appraisal. RP Financial will receive fees totaling $30,000 for its appraisal report, plus $5,000 for each appraisal update (of which there will be at least one more) and reasonable out-of-pocket expenses. We have agreed to indemnify RP Financial under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering. RP Financial has not received any other compensation from us in the past two years.

RP Financial prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed our conversion application as filed with the Federal Reserve Board and our registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial visited our facilities and had discussions with our management. RP Financial did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial in connection with its appraisal.

In connection with its appraisal, RP Financial reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that RP Financial deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the offering;

•	our proposed dividend policy and the stated intent that Delanco Bancorp will not pay dividends for the foreseeable future;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

RP Financial’s independent valuation also utilized certain assumptions as to the pro forma earnings of new Delanco Bancorp after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of new Delanco Bancorp, including the employee stock ownership plan and the granting of options under 2008 Equity Incentive Plan. The employee stock ownership plan is assumed to purchase 4.5% of the shares of new Delanco Bancorp common stock sold in the offering. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

Consistent with Federal Reserve Board appraisal guidelines, RP Financial applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between new Delanco Bancorp and the peer group.

In applying each of the valuation methods, RP Financial considered adjustments to our pro forma market value based on a comparison of new Delanco Bancorp with the peer group. RP Financial made moderate downward adjustments for financial condition and profitability, growth and viability of earnings and made slight downward adjustments for asset growth, dividends, liquidity of the shares, marketing of the issue, management, and effect of government regulations and regulatory reform. No adjustment was made for primary market area.

The peer group is comprised of publicly traded thrifts and savings and loan holding companies selected for inclusion in the valuation peer group based on consideration of some or all of the following factors: asset size, market area, recent earnings levels, asset quality and market capitalization. RP Financial placed primary emphasis on the price-to-tangible book value approach and placed lesser emphasis on the price-to-assets and price-to-earnings approaches in estimating pro forma market value. With regard to the price-to-earnings approach, which is typically accorded significant weight in pro forma valuations of thrifts undertaking mutual-to-stock conversions, the pro forma price-to-earnings multiples for new Delanco Bancorp were not meaningful owing to the operating losses reported on a trailing twelve month basis, while the price-to-earnings multiples were not highly meaningful for the peer group either owing to losses or low earnings reported by the majority of the peer group companies.

The peer group consisted of ten publicly traded, fully converted, savings and loans or savings and loan holding companies based primarily in the Mid-Atlantic and New England regions of the United States, but several institutions based in the Midwest were included as well. The peer group included companies with:

•	average assets of $487 million;

•	average non-performing assets of 4.78% of total assets;

•	average tangible equity of 13.69% of total assets.

The appraisal peer group consists of the companies listed below. Total assets are as of March 31, 2013, unless otherwise noted.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets
			(In millions)
Severn Bancorp, Inc. (SVBI)	NASDAQ	Annapolis, MD	$852	(1)
TF Financial Corp. (THRD)	NASDAQ	Newtown, PA	$716
Hampden Bancorp, Inc. (HBNK)	NASDAQ	Springfield, MA	$668
Colonial Financial Services, Inc. (COBK)	NASDAQ	Bridgeton, NJ	$633
Naugatuck Valley Financial Corp. (NVSL)	NASDAQ	Naugatuck, CT	$526	(1)
Alliance Bancorp, Inc. of Pennsylvania (ALLB)	NASDAQ	Broomall, PA	$457
Athens Bancshares Corporation (AFCB)	NASDAQ	Athens, TN	$296
Wolverine Bancorp, Inc. (WBKC)	NASDAQ	Midland, MI	$290
Central Federal Corp. (CFBK)	NASDAQ	Fairlawn, OH	$216
First Federal of Northern Michigan Bancorp, Inc. (FFNM)	NASDAQ	Alpena, MI	$213

(1)	Financial data as of December 31, 2012.

In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above our pro forma market value. RP Financial has indicated that in its valuation as of May 17, 2013, our common stock’s estimated full market value was $7.7 million, resulting in a range from $6.5 million at the minimum to $8.8 million at the maximum. The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by 55.56%, which reflects the 55% ownership interest that Delanco MHC has in old Delanco Bancorp, adjusted to reflect the MHC’s assets of $96,000. The number of shares offered will be equal to the aggregate offering price divided by the price per share. Based on the valuation range, the percentage of old Delanco Bancorp common stock owned by Delanco MHC and the $8.00 price per share, the minimum of the offering range is 451,563 shares, the midpoint of the offering range is 531,250 shares, the maximum of the offering range is 610,938 shares and 15% above the maximum of the offering range is 702,579 shares. RP Financial will update its independent valuation before we complete our offering.

The following table presents a summary of selected pricing ratios for the peer group companies and for all publicly traded thrifts and the resulting pricing ratios for new Delanco Bancorp reflecting the pro forma impact of the offering, as calculated by RP Financial in its appraisal report of May 17, 2013. Compared to the median pricing ratios of the peer group, new Delanco Bancorp’s pro forma pricing ratios at the maximum of the offering range indicated a discount of 29% on a price-to-book value basis and on a price-to-tangible book value basis. Price-to-earnings multiples were not meaningful for Delanco Bancorp because of operating losses.

	Price to Book Value Ratio	Price to Tangible Book Value Ratio
New Delanco Bancorp (pro forma) (1):
Minimum	46.22%	46.22%
Midpoint	52.12%	52.12%
Maximum	57.55%	57.55%
Maximum, as adjusted	63.29%	63.29%
Pricing ratios of peer group companies as of May 17, 2013 (2):
Average	80.53%	81.17%
Median	81.00%	82.53%
All fully-converted, publicly-traded thrifts as of May 17, 2013 (2):
Average	97.00%	104.63%
Median	92.81%	94.74%

(1)	Based on old Delanco Bancorp financial data as of and for the twelve months ended March 31, 2013.
(2)	Based on earnings for the twelve months ended March 31, 2013 or the most recent date available and book value and tangible book value as of March 31, 2013 or the most recent date available.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $8.00 per share. The purchase price of $8.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.4910 to a maximum of 0.6643 shares of new Delanco Bancorp common stock for each current share of Delanco Bancorp common stock, with a midpoint of 0.5776. Based upon this exchange ratio, we expect to issue between 361,185 and 488,662 shares of new Delanco Bancorp common stock to the holders of Delanco Bancorp common stock outstanding immediately before the completion of the conversion and offering.

Our board of directors considered the appraisal when recommending that shareholders and members approve the plan of conversion. However, our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Federal Reserve Board, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon expiration of the offering, at least the minimum number of shares are subscribed for, RP Financial, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 702,579 shares and issue up to 561,962 shares in the exchange without any further notice to you.

No shares will be sold unless RP Financial confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, a new offering range may be set, in which case all funds would be promptly returned and holds funds authorized for withdrawal from deposit accounts will be released and all subscribers would be given the opportunity to place a new order. If the offering is terminated, all subscriptions will be canceled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If RP Financial establishes a new valuation range, it must be approved by the Federal Reserve Board.

In formulating its appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of RP Financial, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Subscription Offering and Subscription Rights

Under the plan of conversion, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with aggregate balances of $50 or more on deposit at Delanco Federal as of the close of business on April 30, 2012 (“eligible account holders”).

2.	Our employee stock ownership plan.

3.	Persons with aggregate balances of $50 or more on deposit at Delanco Federal as of the close of business on June 30, 2013 who are not eligible in category 1 above (“supplemental eligible account holders”).

4.	Delanco Federal’s depositors as of the close of business on July 31, 2013, who are not in categories 1 or 3 above and borrowers of Delanco Federal as of November 14, 1994 who continue to be borrowers as of July 31, 2013 (“other members”).

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion.

Purchase of Shares

Eligible depositors and certain borrowers of Delanco Federal have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering. You, as a shareholder on the record date, will be given a preference in the community offering after natural persons residing in Burlington County, New Jersey. For more information regarding the purchase of shares of common stock of new Delanco Bancorp you may also call our Stock Information Center at (877) 643-8217, Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays.

Marketing Arrangements

To assist in the marketing of our common stock, we have retained Keefe, Bruyette & Woods, which is a broker-dealer registered with the FINRA. In its role as financial advisor, Keefe, Bruyette & Woods will assist us in the offering as follows:

•	consulting with us as to the financial and securities market implications of the plan of conversion and reorganization;

•	reviewing with our board of directors the financial impact of the offering on us, based upon the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	assisting management in scheduling and preparing for meetings with potential investors and/or other broker-dealers in connection with the offering; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.

For its services as financial advisor, Keefe, Bruyette & Woods will receive (i) a management fee of $25,000, $12,500 of which we have already paid to Keefe, Bruyette & Woods, and (ii) a success fee of $160,000. Included in the success fee is the management fee. We will also reimburse Keefe, Bruyette & Woods for all reasonable, documented out-of-pocket expenses related to the offering, including attorney’s fees, up to a maximum of $95,000. The reimbursable expenses may be increased under certain circumstances, but in no event shall they exceed $135,000.

We will indemnify Keefe, Bruyette & Woods against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Delanco Federal may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. Sales activity will be conducted in a segregated area of Delanco Federal’s main office. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

In addition, we have engaged Keefe, Bruyette & Woods to act as our conversion agent in connection with the conversion and offering. In its role as conversion agent, Keefe, Bruyette & Woods will assist us in the offering as follows: (1) consolidation of deposit accounts and vote calculation; (2) design and preparation of order forms and proxy cards; (3) organization and supervision of the Stock Information Center; (4) assistance with proxy solicitation and special meeting services; and (5) subscription services. For these services, Keefe, Bruyette & Woods will receive a fee of $25,000, of which $5,000 has been paid. In addition, Keefe, Bruyette & Woods will be reimbursed for its reasonable out of pocket expenses incurred in connection with its services as conversion agent up to $5,000. The reimbursable expenses may be increased under certain circumstances, but in no event shall they exceed $15,000.

Keefe, Bruyette & Woods has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor have they prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering. Keefe, Bruyette & Woods does not express any opinion as to the prices at which common stock to be issued may trade.

Delivery of Certificates

After completion of the conversion, each holder of a certificate(s) evidencing shares of old Delanco Bancorp common stock (other than Delanco MHC), upon surrender of the certificate to our transfer agent, which is anticipated to serve as the exchange agent for the conversion, will receive a certificate(s) representing the number of full shares of new Delanco Bancorp common stock into which the holder’s shares have been converted based on the exchange ratio. Promptly following the consummation of the conversion, the exchange agent will mail to each such holder of record of an outstanding certificate evidencing shares of old Delanco Bancorp common stock a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the exchange agent) advising such holder of the terms of the exchange and of the procedure for surrendering to the exchange agent such certificate in exchange for a certificate(s) evidencing new Delanco Bancorp common stock. Old Delanco Bancorp shareholders should not forward their certificates to old Delanco Bancorp or the exchange agent until they have received the transmittal letter. If you hold shares of old Delanco Bancorp common stock in street name, your account should automatically be credited with shares of new Delanco Bancorp common stock following consummation of the conversion. No transmittal forms will be mailed relating to shares held in street name.

We will not issue any fractional shares of new Delanco Bancorp common stock. For each fractional share that would otherwise be issued as a result of the exchange of new Delanco Bancorp common stock for old Delanco Bancorp common stock, we will pay an amount equal to the product obtained by multiplying the fractional share interest to which the former old Delanco Bancorp shareholder would otherwise be entitled by $8.00. Payment for fractional shares will be made as soon as practicable after receipt by the exchange agent of surrendered old Delanco Bancorp stock certificates. If you hold shares of old Delanco Bancorp common stock in street name, your account should automatically be credited with cash in lieu of fractional shares.

No holder of a certificate representing shares of old Delanco Bancorp common stock will be entitled to receive any dividends on old Delanco Bancorp common stock until the certificate representing such holder’s shares of old Delanco Bancorp common stock is surrendered in exchange for certificates representing shares of new Delanco Bancorp common stock. If we declare dividends after the conversion but before surrender of certificates representing shares of old Delanco Bancorp common stock, dividends payable on shares of old Delanco Bancorp common stock not then issued shall accrue without interest. Any such dividends shall be paid without interest upon surrender of the certificates representing shares of old Delanco Bancorp common stock. We will be entitled, after the completion of the conversion, to treat certificates representing shares of old Delanco Bancorp common stock as evidencing ownership of the number of full shares of new Delanco Bancorp common stock into which the shares of old Delanco Bancorp common stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

We will not be obligated to deliver a certificate(s) representing shares of new Delanco Bancorp common stock to which a holder of old Delanco Bancorp common stock would otherwise be entitled as a result of the conversion until such holder surrenders the certificate(s) representing the shares of old Delanco Bancorp common stock for exchange as provided above, or provides an appropriate affidavit of loss and indemnity agreement and/or a bond. If any certificate evidencing shares of old Delanco Bancorp common stock is to be issued in a name other than that in which the certificate evidencing old Delanco Bancorp common stock surrendered in exchange therefor is registered, it shall be a condition of the issuance that the certificate so surrendered shall be properly endorsed and otherwise be in proper form for transfer and that the person requesting such exchange pay to the exchange agent any transfer or other tax required by reason of the issuance of a certificate for shares of common stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.

Restrictions on Repurchase of Stock

Under Federal Reserve Board regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all shareholders to repurchase the common stock on a pro rata basis, approved by the Federal Reserve Board, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Federal Reserve Board may approve the open market repurchase of up to 5% of our common stock during the first year following the conversion and offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Federal Reserve Board. Based on the foregoing restrictions, we anticipate that we will not repurchase any shares of our common stock in the year following completion of the conversion and offering.

Effects of Conversion on Depositors and Borrowers

General. Each depositor in Delanco Federal currently has both a deposit account in the institution and a pro rata ownership interest in the net worth of Delanco MHC based upon the balance in his or her account. However, this ownership interest is tied to the depositor’s account and has no value separate from such deposit account. Furthermore, this ownership interest may only be realized in the unlikely event that Delanco MHC is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Delanco MHC after other claims are paid. Any depositor who opens a deposit account at Delanco Federal obtains a pro rata ownership interest in the net worth of Delanco MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of Delanco MHC, which is lost to the extent that the balance in the account is reduced. When a mutual holding company converts to stock holding company form, depositors lose all rights to the net worth of the mutual holding company, except the right to claim a pro rata share of funds representing the liquidation account established in connection with the conversion.

Continuity. While the conversion and offering are being accomplished, the normal business of Delanco Federal will continue without interruption, including being regulated by the OCC. After the conversion and offering, Delanco Federal will continue to provide services for depositors and borrowers under its current policies by its present management and staff.

The directors of Delanco Federal at the time of conversion will serve as directors of Delanco Federal after the conversion and offering. The board of directors of new Delanco Bancorp is composed of the individuals who serve on the board of directors of old Delanco Bancorp. All officers of Delanco Federal at the time of conversion will retain their positions after the conversion and offering.

Deposit Accounts and Loans. The conversion and offering will not affect any deposit accounts or borrower relationships with Delanco Federal. All deposit accounts in Delanco Federal after the conversion and offering will continue to be insured up to the legal maximum by the FDIC in the same manner as such deposit accounts were insured immediately before the conversion and offering. The conversion and offering will not change the interest rate or the maturity of deposits at Delanco Federal.

After the conversion and offering, all loans of Delanco Federal will retain the same status that they had before the conversion and offering. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed before the conversion and offering.

Effect on Liquidation Rights. If Delanco MHC were to liquidate, all claims of Delanco MHC’s creditors would be paid first. Thereafter, if there were any assets remaining, members of Delanco MHC would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Delanco Federal immediately before liquidation. In the unlikely event that Delanco Federal were to liquidate after the conversion and offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the “liquidation account” to certain depositors (see “—Liquidation Rights” below), with any assets remaining thereafter distributed to new Delanco Bancorp as the holder of Delanco Federal’s capital stock.

Liquidation Rights

Liquidation Before the Conversion. In the unlikely event of a complete liquidation of Delanco MHC or old Delanco Bancorp prior to the conversion, all claims of creditors of old Delanco Bancorp, including those of depositors of Delanco Federal (to the extent of their deposit balances), would be paid first. Thereafter, if there were any assets of old Delanco Bancorp remaining, these assets would be distributed to shareholders, including Delanco MHC. Then, if there were any assets of Delanco MHC remaining, members of Delanco MHC would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Delanco Federal immediately prior to liquidation.

Liquidation Following the Conversion. In the unlikely event that new Delanco Bancorp and Delanco Federal were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” maintained by new Delanco Bancorp pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to new Delanco Bancorp as the holder of Delanco Federal capital stock.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a liquidation account by new Delanco Bancorp for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to Delanco MHC’s ownership interest in the retained earnings of old Delanco Bancorp as of the date of its latest balance sheet contained in this proxy statement/prospectus. The plan of conversion also provides that new Delanco Bancorp shall cause the establishment of a bank liquidation account.

The liquidation account established by new Delanco Bancorp is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of new Delanco Bancorp and Delanco Federal or of Delanco Federal. Specifically, in the unlikely event that new Delanco Bancorp and Delanco Federal were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of April 30, 2012 and June 30, 2013 of the liquidation account maintained by new Delanco Bancorp. In a liquidation of both entities, or of Delanco Federal, when new Delanco Bancorp has insufficient assets to fund the distribution due to eligible account holders and Delanco Federal has positive net worth, Delanco Federal will pay amounts necessary to fund new Delanco Bancorp’s remaining obligations under the liquidation account. The plan of conversion also provides that if new Delanco Bancorp is sold or liquidated apart from a sale or liquidation of Delanco Federal, then the rights of eligible account holders in the liquidation account maintained by new Delanco Bancorp will be surrendered and treated as a liquidation account in Delanco Federal. Depositors will have an equivalent interest in the bank liquidation account and the bank liquidation account will have the same rights and terms as the liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, new Delanco Bancorp will eliminate or transfer the liquidation account and the interests in such account to Delanco Federal and the liquidation account shall thereupon become the liquidation account of Delanco Federal and not be subject in any manner or amount to new Delanco Bancorp’s creditors.

Also, under the rules and regulations of the Federal Reserve Board, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which new Delanco Bancorp or Delanco Federal is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

Each eligible account holder and supplemental eligible account holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Delanco Federal on April 30, 2012 or June 30, 2013, as applicable. Each eligible account holder and supplemental eligible account holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on April 30, 2012 or June 30, 2013 bears to the balance of all deposit accounts in Delanco Federal on such date.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on April 30, 2012 or June 30, 2013 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of eligible account holders and supplemental eligible account holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to new Delanco Bancorp as the sole shareholder of Delanco Federal.

Material Income Tax Consequences

Although the conversion may be effected in any manner approved by the Federal Reserve Board that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through various mergers. Completion of the conversion and offering is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to New Jersey tax laws, that no gain or loss will be recognized by Delanco Federal, old Delanco Bancorp or Delanco MHC as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to Delanco Federal, old Delanco Bancorp, Delanco MHC, new Delanco Bancorp, persons receiving subscription rights and shareholders of old Delanco Bancorp.

Kilpatrick Townsend & Stockton LLP has issued an opinion to old Delanco Bancorp, Delanco MHC and new Delanco Bancorp that, for federal income tax purposes:

1. The merger of Delanco MHC with and into old Delanco Bancorp (the mutual holding company merger) will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. (Section 368(a)(l)(A) of the Internal Revenue Code.)

2. Delanco MHC will not recognize any gain or loss on the transfer of its assets to old Delanco Bancorp and old Delanco Bancorp’s assumption of its liabilities, if any, in constructive exchange for a liquidation interest in old Delanco Bancorp or on the constructive distribution of such liquidation interest to Delanco MHC’s members who remain depositors of Delanco Federal. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

3. No gain or loss will be recognized by old Delanco Bancorp upon the receipt of the assets of Delanco MHC in the mutual holding company merger in exchange for the constructive transfer to the members of Delanco MHC of a liquidation interest in old Delanco Bancorp (Section 1032(a) of the Internal Revenue Code.)

4. Persons who have an interest in Delanco MHC will recognize no gain or loss upon the constructive receipt of a liquidation interest in old Delanco Bancorp in exchange for their voting and liquidation rights in Delanco MHC. (Section 354(a) of the Internal Revenue Code.)

5. The basis of the assets of Delanco MHC (other than stock in old Delanco Bancorp) to be received by old Delanco Bancorp will be the same as the basis of such assets in the hands of Delanco MHC immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

6. The holding period of the assets of Delanco MHC in the hands of old Delanco Bancorp will include the holding period of those assets in the hands of Delanco MHC. (Section 1223(2) of the Internal Revenue Code.)

7. The merger of old Delanco Bancorp with and into new Delanco Bancorp (the holding company merger) will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. (Section 368(a)(1)(F) of the Internal Revenue Code.)

8. Old Delanco Bancorp will not recognize any gain or loss on the transfer of its assets to new Delanco Bancorp and new Delanco Bancorp’s assumption of its liabilities in exchange for shares of common stock in new Delanco Bancorp or on the constructive distribution of such stock to shareholders of old Delanco Bancorp other than Delanco MHC and the liquidation accounts to the eligible account holders and supplemental eligible account holders. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

9. No gain or loss will be recognized by new Delanco Bancorp upon the receipt of the assets of old Delanco Bancorp in the holding company merger. (Section 1032(a) of the Internal Revenue Code.)

10. The basis of the assets of old Delanco Bancorp (other than stock in Delanco Federal) to be received by new Delanco Bancorp will be the same as the basis of such assets in the hands of old Delanco Bancorp immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

11. The holding period of the assets of old Delanco Bancorp (other than stock in Delanco Federal) to be received by new Delanco Bancorp will include the holding period of those assets in the hands of old Delanco Bancorp immediately prior to the transfer. (Section 1223(2) of the Internal Revenue Code.)

12. Old Delanco Bancorp shareholders will not recognize any gain or loss upon their exchange of old Delanco Bancorp common stock for new Delanco Bancorp common stock. (Section 354 of the Internal Revenue Code.)

13. Eligible account holders and supplemental eligible account holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in old Delanco Bancorp for the liquidation accounts in new Delanco Bancorp (Section 354 of the Internal Revenue Code.)

14. The payment of cash to shareholders of old Delanco Bancorp in lieu of fractional shares of new Delanco Bancorp common stock will be treated as though the fractional shares were distributed as part of the holding company merger and then redeemed by new Delanco Bancorp. The cash payments will be treated as distributions in full payment for the fractional shares deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.)

15. It is more likely than not that the fair market value of the nontransferable subscription rights to purchase old Delanco Bancorp common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders, supplemental eligible account Holders and other voting members upon distribution to them of nontransferable subscription rights to purchase shares of old Delanco Bancorp common stock. (Section 356(a) of the Internal Revenue Code.) Eligible account holders, supplemental eligible account holders and other voting members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights. (Rev. Rul. 56-572, 1956-2 C.B. 182.)

16. It is more likely than not that the fair market value of the benefit provided by the bank liquidation account supporting the payment of the liquidation account in the event new Delanco Bancorp lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the constructive distribution to them of such rights in the bank liquidation account as of the effective date of the holding company merger. (Section 356(a) of the Internal Revenue Code.)

17. It is more likely than not that the basis of common stock purchased in the offering by the exercise of the nontransferable subscription rights will be the purchase price thereof. (Section 1012 of the Internal Revenue Code.)

18. Each shareholder’s holding period in his or her new Delanco Bancorp common stock received in the exchange will include the period during which the common stock surrendered was held, provided that the common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange. (Section 1223(1) of the Internal Revenue Code.)

19. The holding period of the common stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised. (Section 1223(5) of the Internal Revenue Code.)

20. No gain or loss will be recognized by new Delanco Bancorp on the receipt of money in exchange for common stock sold in the offering. (Section 1032 of the Internal Revenue Code.)

The statements set forth in paragraph (15) above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

The statements set forth in paragraph (16) above are based on the position that the benefit provided by the bank liquidation account supporting the payment of the liquidation account if new Delanco Bancorp lacks sufficient net assets has a fair market value of zero. According to our counsel: (1) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (2) the interests in the liquidation account and bank liquidation account are not transferable; (3) the amounts due under the liquidation account with respect to each eligible account holder and supplemental eligible account holder will be reduced as their deposits in Delanco Federal are reduced as described in the plan of conversion; and (4) the bank liquidation account payment obligation arises only if new Delanco Bancorp lacks sufficient net assets to fund the liquidation account. If such bank liquidation account rights are subsequently found to have an economic value, income may be recognized by each eligible account holder and supplemental eligible account holder in the amount of such fair market value as of the effective date of the holding company merger.

Connolly, Grady & Cha, P.C. has issued an opinion to us to the effect that, more likely than not, the income tax consequences under New Jersey law of the conversion are not materially different than for federal tax purposes.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The opinions of Kilpatrick Townsend & Stockton LLP and Connolly, Grady & Cha, P.C. are filed as exhibits to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Accounting Consequences

The conversion will be accounted for as a change in legal organization and form and not a business combination. Accordingly, the carrying amount of the assets and liabilities of Delanco Federal will remain unchanged from their historical cost basis.

Interpretation, Amendment and Termination

All interpretations of the plan of conversion by our board of directors will be final, subject to the authority of the Federal Reserve Board. The plan of conversion provides that, if deemed necessary or desirable by the board of directors, the plan of conversion may be substantively amended by a majority vote of the board of directors as a result of comments from regulatory authorities or otherwise, at any time before the submission of proxy materials to the members of Delanco MHC and shareholders of old Delanco Bancorp. Amendment of the plan of conversion thereafter requires a majority vote of the board of directors, with the concurrence of the Federal Reserve Board. The plan of conversion may be terminated by a majority vote of the board of directors at any time before the earlier of the date of the special meeting of shareholders and the date of the annual meeting of members of Delanco MHC, and may be terminated by the board of directors at any time thereafter with the concurrence of the Federal Reserve Board. The plan of conversion will terminate if the conversion and offering are not completed within 24 months from the date on which the members of Delanco MHC approved the plan of conversion, and may not be extended by us or the Federal Reserve Board.

Proposals 2 and 3 – Informational Proposals Related to the

Certificate of Incorporation of New Delanco Bancorp

By their approval of the plan of conversion as set forth in Proposal 1, the board of directors of old Delanco Bancorp has approved each of the informational proposals numbered 2 and 3, both of which relate to provisions included in the certificate of incorporation of new Delanco Bancorp. Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public shareholders of old Delanco Bancorp, whose rights are presently governed by the charter and bylaws of old Delanco Bancorp, will become shareholders of new Delanco Bancorp, whose rights will be governed by the certificate of incorporation and bylaws of new Delanco Bancorp. The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the certificate of incorporation of old Delanco Bancorp and the certificate of incorporation of new Delanco Bancorp. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals 2 and 3 were approved as part of the process in which the board of directors of old Delanco Bancorp approved the plan of conversion. These proposals are informational in nature only, because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Old Delanco Bancorp’s shareholders are not being asked to approve these informational proposals at the annual meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of new Delanco Bancorp’s certificate of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Delanco Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Informational Proposal 2—Approval of a Provision in new Delanco Bancorp’s Certificate of Incorporation Requiring a Super-Majority Vote to Approve Certain Amendments to new Delanco Bancorp’s Certificate of Incorporation. No amendment of the charter of old Delanco Bancorp may be made unless it is first proposed by the board of directors, then preliminarily approved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The certificate of incorporation of new Delanco Bancorp generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section 3.04 (limitation on common stock voting rights), Section 5.04 (classification of board of directors and director terms), Section 5.06 (duties of directors), Article VI (amendment of certificate of incorporation), Article VII (elimination of directors’ and officers’ liability), Article VIII (indemnification) and Article IX (amendment of bylaws), must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote, except that the board of directors may amend the certificate of incorporation without any action by the shareholders to the fullest extent allowed under New Jersey law.

These limitations on amendments to specified provisions of new Delanco Bancorp’s certificate of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of shareholders to amend those provisions, Delanco MHC, as the holder of a majority of the outstanding shares of old Delanco Bancorp, currently can effectively block any shareholder proposed change to the charter.

This provision in new Delanco Bancorp’s certificate of incorporation could have the effect of discouraging a tender offer or other takeover attempt where to ability to make fundamental changes through amendments to the certificate of incorporation is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provisions limiting certain amendments to the certificate of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of new Delanco Bancorp and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation.

Informational Proposal 3—Approval of a Provision in new Delanco Bancorp’s Certificate of Incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of new Delanco Bancorp’s Outstanding Voting Stock. The certificate of incorporation of new Delanco Bancorp provide that in no event shall any person who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter (the “10% limit”) be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. This 10% limit restriction does not apply if the beneficial owner’s ownership of shares in excess of the 10% limit was approved by a majority of unaffiliated directors. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (1) have the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options and (2) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of shareholders, and that are not otherwise beneficially, or deemed by new Delanco Bancorp to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to:

•	any director or officer acting solely in their capacities as directors and officers; or

•	any employee benefit plans of new Delanco Bancorp or any subsidiary or a trustee of a plan.

The board of directors recommends that you vote “FOR” the approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock.

Proposal 4 – Election of Directors

The board of directors of old Delanco Bancorp consists of six members. The board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The board of directors’ nominees for election this year are John A. Latimer, Daniel R. Roccato and James W. Verner. Messrs. Latimer and Verner are nominated to serve for a three-year term and Mr. Roccato for a two-year term or until their respective successors have been elected and qualified.

Unless you indicate otherwise on the proxy card, the board of directors intends that the proxies solicited by it will be voted for the election of the board’s nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the board of directors. At this time, the board of directors knows of no reason why any of the nominees might be unable to serve.

The board of directors recommends a vote “FOR” the election of John A. Latimer, Daniel R. Roccato and James W. Verner.

Information regarding the board of directors’ nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of March 31, 2013. The indicated period of service as a director includes the period of service as a director of Delanco Federal.

Board Nominees for Election of Directors

The following directors are nominees for election for terms ending in 2016:

John A. Latimer is the President of two insurance brokers, including The Barclay Group and J.S. Braddock Agency since 1991 and 2000, respectively. Mr. Latimer has also served as a director of Proformance Insurance Company, a subsidiary of National Atlantic Holdings Corporation (Nasdaq: NAHC). Age 50. Director since 2006.

Mr. Latimer provides the Board with significant marketing and operational knowledge through his experience as president of insurance broker entities. Mr. Latimer has considerable experience in the insurance industry and the related risk assessment practice area necessary in banking operations.

James W. Verner, currently retired, served as a Section Supervisor with the New Jersey State Department of Education from 1979 until 2011. Age 61. Director since 1978 and director of Delanco MHC and old Delanco Bancorp since their formation in 2002.

Mr. Verner’s career with the New Jersey Department of Education provides the Company with organizational understanding and expertise. In addition, as an active member of the community, Mr. Verner maintains contact with and is in touch with the local consumer environment.

The following director is a nominee for election for a term ending in 2015:

Daniel R. Roccato has been the President of Quaker Wealth Management, LLC since January 2005 and an Adjunct Professor of Economics and Finance at Rutgers University since January 2010. Age 51. Director since June 2013.

Mr. Roccato provides the Board with significant business and finance expertise through his experience with his own wealth management firm and from his prior tenures as vice president with Merrill Lynch & Co. and Morgan Stanley & Co. Mr. Roccato has extensive experience and connections in the local community, having served as the Mayor and Deputy Mayor in Moorestown Township while serving on the Town Council.

Directors Continuing in Office

The following directors have terms ending in 2014:

James E. Igo has served as President and Chief Executive Officer of Delanco MHC, old Delanco Bancorp and Delanco Federal Savings Bank since March 4, 2009 and previously served as Executive Vice President and Chief Operating Officer of old Delanco Bancorp and Delanco Federal Savings Bank since April, 2008. Mr. Igo was appointed Chairman of the Board of Delanco MHC, old Delanco Bancorp and Delanco Federal Savings Bank in June, 2010. Mr. Igo previously served as senior vice president and senior loan officer of Farmers & Mechanics Bank (“FMB”) from 1992 until FMB’s acquisition by Beneficial Bank in July 2007. Mr. Igo served as senior vice president of Beneficial Bank until April, 2008. Age 56.

Mr. Igo’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operation of the Bank. Mr. Igo’s knowledge of the Company’s and the Bank’s business and history, combined with his success and strategic vision, position him well to continue to serve as our Chairman, President and Chief Executive Officer. Director since 2009.

Renee C. Vidal is a partner in the law firm of Flaster/Greenberg P.C. in Cherry Hill, New Jersey. Prior to joining Flaster/Greenberg P.C. in January, 2008, Ms. Vidal served as a partner in the law firm of Cureton Caplan, PC. Ms. Vidal began her employment with Cureton Caplan in 1994. Age 45. Director since 2006.

Ms. Vidal’s expertise as a partner in a law firm and her involvement in business and civic organizations in the communities in which the Bank serves provide the Board valuable insight. Ms. Vidal’s years of providing legal counsel position her well to continue to serve as a director for the Company.

The following director has a term ending in 2015:

Thomas J. Coleman III has been a managing partner of the law firm of Raymond, Coleman, Heinhold & Norman, LLP since 2001. Age 49. Director since 2005.

Mr. Coleman’s expertise as a partner in a law firm and his involvement in business and civic organizations in the communities in which the Bank serves provide the Board valuable insight. Mr. Coleman’s years of providing legal counsel and operating a law office position him well to continue to serve as a director for the Company.

Proposal 5 – Ratification of the Independent

Registered Public Accounting Firm

The Audit Committee of the board of directors has appointed Connolly, Grady & Cha, P.C. to be old Delanco Bancorp’s independent auditors for the 2014 fiscal year, subject to ratification by shareholders. A representative of Connolly, Grady & Cha, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent auditors is not approved by a majority of the votes represented at the meeting and entitled to vote at the annual meeting, the Audit Committee will consider other independent auditors.

The board of directors recommends that shareholders vote “FOR” the ratification of the appointment of independent auditors.

Proposal 6 – Advisory Vote to Approve

Compensation for the Named Executive Officers

As required by federal securities laws, the board of directors is providing shareholders with an opportunity to provide an advisory vote on the compensation of Delanco Bancorp’s named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the related narrative discussion contained in this proxy statement.

This proposal, commonly known as a “say-on-pay” proposal, gives shareholders the opportunity to endorse or not endorse the Company’s executive pay program and policies through the following resolution:

“RESOLVED, that the compensation paid to the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and related narrative discussion contained in the 2013 proxy statement is hereby approved.”

This advisory vote on the compensation of the named executive officers is not binding on Delanco Bancorp, the board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee will review and consider the outcome of this advisory vote when making future compensation decisions for the named executive officers.

The board of directors recommends that shareholders vote “FOR” the approval, on an advisory basis, of the compensation of the named executive officers.

Proposal 7 – Advisory Vote on the Frequency of the

Advisory Vote to Approve Named Executive Officer Compensation

As required by federal securities laws, the board of directors is providing the shareholders with an opportunity to vote on the frequency of the advisory vote on the compensation of the named executive officers. Shareholders may choose to approve holding an advisory vote on the compensation of the named executive officers annually, biennially or triennially. Accordingly, the board of directors is asking shareholders whether the advisory vote should occur every year, every two years or every three years.

The board of directors has considered the frequency of the advisory vote on the compensation of the named executive officers that it should recommend. After considering the benefits and consequences of each option, the board of directors recommends submitting the advisory vote on the compensation of the named executive officers to shareholders annually.

The board of directors believes an annual advisory vote on the compensation of the named executive officers will allow the board of directors to obtain information on shareholders’ views of the compensation of the named executive officers on a more consistent basis. In addition, the board of directors believes an annual advisory vote on the compensation of the named executive officers will provide the board of directors and the Compensation Committee with frequent input from shareholders on the compensation programs for the named executive officers.

This advisory vote on the frequency of the vote on the compensation of our named executive officers is not binding on Delanco Bancorp, its board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee will review and consider the outcome of this advisory vote when determining how often to present the advisory vote on compensation of the named executive officers to shareholders.

The board of directors recommends that shareholders vote to hold the advisory vote on the compensation of the Company’s named executive officers every year.

Proposal 8 – Adjournment of the Annual Meeting

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion at the time of the annual meeting, the plan of conversion may not be approved unless the annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by old Delanco Bancorp at the time of the annual meeting to be voted for an adjournment, if necessary, old Delanco Bancorp has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of old Delanco Bancorp recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the annual meeting, no notice of the adjourned annual meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the annual meeting of the hour, date and place to which the annual meeting is adjourned.

The board of directors recommends that you vote “FOR” the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion.

Use of Proceeds

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Delanco Federal will reduce Delanco Federal’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
(Dollars in thousands)	451,563 Shares at $8.00 per Share	Percent of Net Proceeds	531,250 Shares at $8.00 per Share	Percent of Net Proceeds	610,938 Shares at $8.00 per Share	Percent of Net Proceeds	702,579 Shares at $8.00 per Share	Percent of Net Proceeds
Offering proceeds	$3,613		$4,250		$4,888		$5,621
Less: offering expenses	870		870		870		870

Net offering proceeds	2,743	100%	3,380	100%	4,018	100%	4,751	100%
Less:
Proceeds contributed to Delanco Federal	2,194	80	2,704	80	3,214	80	3,801	80
Proceeds used for loan to employee stock ownership plan	163	6	191	6	220	6	253	5

Proceeds remaining for new Delanco Bancorp	$386	14%	$485	14%	$584	14%	$697	15%

We initially intend to invest the proceeds retained from the offering at new Delanco Bancorp in short-term investments, such as U.S. treasury and government agency securities and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and new Delanco Bancorp’s liquidity requirements. In the future, new Delanco Bancorp may liquidate its investments and use those funds:

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to pay dividends to shareholders, subject to regulatory restrictions; and

•	for general corporate purposes, including contributing additional capital to Delanco Federal.

Under current Federal Reserve Board regulations, we may not repurchase shares of our common stock during the first year following completion of the conversion and offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist. In addition, at the request of the Federal Reserve Board, old Delanco Bancorp has adopted resolutions that prohibit it from repurchasing any shares of its stock without the prior approval of the Federal Reserve Board. New Delanco Bancorp will be subject to the resolutions upon completion of the conversion. For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, see “Our Dividend Policy.”

We intend to contribute 80% of the net proceeds of the offering to Delanco Federal. Delanco Federal initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Delanco Federal, in short-term investments. Over time, Delanco Federal may use the proceeds that it receives from the offering:

•	to fund new loans;

•	to invest in securities; and

•	for general corporate purposes.

We currently do not have any specific plans for any expansion or diversification activities that would require funds from this offering. Consequently, we currently anticipate that the proceeds of the offering contributed to Delanco Federal will be used to fund new loans. We expect that much of the loan growth will occur in our one- to four-family residential mortgage portfolio, but we have not allocated specific dollar amounts to any particular area of our portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.

Except as described above, we have no specific plans for the investment of the proceeds of the offering and have not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Conversion and Offering—Reasons for the Conversion and Offering.”

Our Dividend Policy

Old Delanco Bancorp has never declared or paid a cash dividend on its common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any determination to pay dividends on our common stock will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

New Delanco Bancorp is subject to New Jersey law, which generally permits a corporation to pay dividends on its common stock unless, after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than its total liabilities.

New Delanco Bancorp’s ability to pay dividends may depend, in part, on its receipt of dividends from Delanco Federal. The OCC and Federal Reserve Board regulations limit dividends and other distributions from Delanco Federal to us. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized or if the proposed distribution raises safety and soundness concerns. In addition, any payment of dividends by Delanco Federal to new Delanco Bancorp that would be deemed to be drawn out of Delanco Federal’s bad debt reserves would require the payment of federal income taxes by Delanco Federal at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation—Federal Income Taxation” and note 14 of the notes to consolidated financial statements included elsewhere in this proxy statement/prospectus. New Delanco Bancorp does not contemplate any distribution by Delanco Federal that would result in this type of tax liability.

Under OCC regulations, an application to and the prior approval of the OCC is required prior to any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under applicable regulations (i.e., generally examination ratings in the top two categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. If an application is not required, an institution must still provide prior notice to the Federal Reserve Board of the capital contribution if it is a subsidiary of a holding company. In such circumstances, notice must also be provided to the OCC. Under the terms of its written agreement with the OCC, Delanco Federal is not permitted to pay dividends without prior regulatory approval. In addition, at the request of the Federal Reserve Board, old Delanco Bancorp has adopted resolutions that prohibit it from declaring or paying any dividends or taking any dividends or other distributions that would reduce the capital of Delanco Federal without the prior written consent of the Federal Reserve Board. New Delanco Bancorp will be subject to these resolutions upon completion of the conversion.

Market for the Common Stock

The common stock of old Delanco Bancorp is currently quoted on the OTCQB Marketplace under the symbol “DLNO.” Upon completion of the conversion and offering, the shares of common stock of new Delanco Bancorp will replace old Delanco Bancorp’s common stock. After the offering, we intend to have the common stock of new Delanco Bancorp quoted on the OTCQB Marketplace under the symbol “DLNO.” The shares of common stock of old Delanco Bancorp and those of new Delanco Bancorp represent different economic interests and will reflect the effects of different financial results of operations and financial condition. Consequently, the market prices of the common stock of old Delanco Bancorp before the completion of the conversion and offering and the market prices of the common stock of new Delanco Bancorp after completion of the conversion and offering will be different.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $8.00 price per share in the offering. Purchasers of our common stock should recognize that there are risks involved in their investment and that there may be a limited trading market in the common stock.

The following table sets forth high and low sales prices for old Delanco Bancorp’s common stock for the periods indicated.

	High	Low
Year Ending March 31, 2014:
Second Quarter (through August 9, 2013)	$5.75	$5.75
First Quarter	5.35	3.16
Year Ended March 31, 2013:
Fourth Quarter	$5.50	$3.10
Third Quarter	4.00	3.25
Second Quarter	4.50	3.60
First Quarter	5.00	3.10
Year Ended March 31, 2012:
Fourth Quarter	$5.00	$4.77
Third Quarter	5.75	4.77
Second Quarter	6.25	4.96
First Quarter	6.30	5.05

At March 31, 2013, old Delanco Bancorp had approximately 290 shareholders of record, not including those who hold shares in “street name.” On the effective date of the conversion, all publicly held shares of old Delanco Bancorp common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of new Delanco Bancorp common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Current Shareholders.” The above table reflects actual prices and has not been adjusted to reflect the exchange ratio.

Capitalization

The following table presents the historical capitalization of old Delanco Bancorp at March 31, 2013 and the capitalization of new Delanco Bancorp reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the 2008 Equity Incentive Plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We must sell a minimum of 451,563 shares to complete the offering. The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto beginning at page F-1.

		Pro Forma Capitalization Based Upon the Sale of
	At March 31, 2013	Minimum of Offering Range 451,563 Shares at $8.00 per Share	Midpoint of Offering Range 531,250 Shares at $8.00 per Share	Maximum of Offering Range 610,938 Shares at $8.00 per Share	15% Above Maximum of Offering Range 702,579 Shares at $8.00 per Share
	(Dollars in thousands)
Deposits (1)	$117,034	$117,034	$117,034	$117,034	$117,034
Borrowings	—	—	—	—	—

Total deposits and borrowed funds	$117,034	$117,034	$117,034	$117,034	$117,034

Stockholders’ equity:
Preferred Stock:
5,000,000 shares, $0.01 par value per share authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock:
25,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	16	8	10	11	13
Additional paid-in capital	6,571	9,322	9,958	10,594	11,326
Retained earnings (3)	5,333	5,333	5,333	5,333	5,333
Mutual holding company capital consolidation	—	96	96	96	96
Accumulated other comprehensive income (loss)	(77)	(77)	(77)	(77)	(77)
Less:
Common stock acquired by employee stock ownership plan (4)	(448)	(611)	(640)	(668)	(702)

Total stockholders’ equity	$11,395	$14,071	$14,680	$15,289	$15,989

Total stockholders’ equity as a percentage of total assets	8.80%	10.65%	11.06%	11.47%	11.93%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.
(2)	Reflects total issued and outstanding shares of 812,748, 956,174, 1,099,600 and 1,264,541 at the minimum, midpoint, maximum, and 15% above the maximum of the offering range, respectively.
(3)	Retained earnings are restricted by applicable regulatory capital requirements.
(4)	Assumes that 4.5% of the common stock sold in the offering will be acquired by the employee stock ownership plan with funds borrowed from new Delanco Bancorp. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and, accordingly, is reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur. Since the funds are borrowed from new Delanco Bancorp, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of new Delanco Bancorp. See “Executive Compensation—Benefit Plans—Employee Stock Ownership Plan.”

Regulatory Capital Compliance

At March 31, 2013, Delanco Federal exceeded all regulatory capital requirements necessary to be considered a “well-capitalized” bank, but was classified as “adequately capitalized” because it was subject to a written agreement with the OCC. The following table presents Delanco Federal’s capital position relative to its regulatory capital requirements at March 31, 2013, on a historical and a pro forma basis. The amounts on the lines labeled “Requirement” reflect the amounts necessary to be considered “well-capitalized” under applicable federal regulations. Delanco Federal is subject to an individual minimum capital requirement imposed by the OCC that requires Delanco Federal to maintain a Tier 1 leverage capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 12% and a total risk-based capital ratio of at least 13%. The table reflects receipt by Delanco Federal of 80% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan has been deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the OCC. For a discussion of the capital standards applicable to Delanco Federal, see “Regulation and Supervision—Federal Banking Regulation—Capital Requirements.”

			Pro Forma at March 31, 2013
	Historical at March 31, 2013		Minimum of Offering Range 451,563 Shares at $8.00 per Share		Midpoint of Offering Range 531,250 Shares at $8.00 per Share		Maximum of Offering Range 610,938 Shares at $8.00 per Share		15% Above Maximum of Offering Range 702,579 Shares at $8.00 per Share
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Total equity under generally accepted accounting principles	$11,082	8.56%	$13,113	9.95%	$13,595	10.28%	$14,076	10.60%	$14,630	10.97%

Tier 1 leverage capital:
Actual	$10,007	7.79%	$12,038	9.21%	$12,520	9.55%	$13,001	9.87%	$13,555	10.25%
Requirement	6,423	5.00	6,533	5.00	6,558	5.00	6,584	5.00	6,613	5.00

Excess	$3,584	2.79%	$5,505	4.21%	$5,962	4.55%	$6,417	4.87%	$6,942	5.25%

Tier 1 risk-based capital:
Actual (2)	$10,007	13.41%	$12,038	16.04%	$12,520	16.66%	$13,001	17.28%	$13,555	17.99%
Requirement	4,476	6.00	4,503	6.00	4,509	6.00	4,515	6.00	4,522	6.00

Excess	$5,531	7.41%	$7,535	10.04%	$8,011	10.66%	$8,486	11.28%	$9,033	11.99%

Total risk-based capital:
Actual (2)	$10,941	14.67%	$12,972	17.29%	$13,454	17.90%	$13,935	18.52%	$14,489	19.23%
Requirement	7,460	10.00	7,504	10.00	7,514	10.00	7,525	10.00	7,536	10.00

Excess	$3,481	4.67%	$5,468	7.29%	$5,940	7.90%	$6,410	8.52%	$6,953	9.23%

Reconciliation of capital contributed to Delanco Federal:
Net proceeds contributed to Delanco Federal			$2,194		$2,704		$3,214		$3,801
Less common stock acquired by ESOP			(163)		(191)		(220)		(253)

Pro forma increase in GAAP and regulatory capital			$2,031		$2,513		$2,994		$3,548

(1)	Tier 1 leverage capital levels are shown as a percentage of adjusted total assets of $128.5 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $74.6 million.
(2)	Pro forma amounts and percentages include capital contributed to Delanco Federal from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

Pro Forma Data

The following tables illustrate the pro forma impact of the conversion and offering on our net income and stockholders’ equity based on the sale of common stock at the minimum, the midpoint, the maximum and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions, although actual expenses may vary from these estimates:

•	All of the shares of common stock will be sold in the subscription and community offerings;

•

Our employee stock ownership plan will purchase a number of shares equal to 4.5% of the shares sold in the offering with a loan from new Delanco Bancorp that will be repaid in equal installments over 14 years;

•	Total expenses of the offering, including selling agent fees and expenses, will be approximately $870,000.

Pro forma net income for the year ended March 31, 2013 has been calculated as if the offering were completed at the beginning of the period, and the net proceeds had been invested at 0.77%, which represents the rate of the five-year United States Treasury security at March 31, 2013. We believe that the rate of the five-year United States Treasury security represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Federal Reserve Board regulations.

A pro forma after-tax return of 0.46% is used for the year ended March 31, 2013, after giving effect to a combined federal and state income tax rate of 40%. The actual rate experienced by new Delanco Bancorp may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•

Since funds on deposit at Delanco Federal may be withdrawn to purchase shares of common stock, those funds will not result in the receipt of new funds for investment. The pro forma tables do not reflect withdrawals from deposit accounts.

•

Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering or the additional employee stock ownership plan expense.

•

Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to shareholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Delanco Federal’s special bad debt reserves for income tax purposes or liquidation accounts, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

The following pro forma data, which is based on old Delanco Bancorp’s stockholders’ equity at March 31, 2013 and net income for the year ended March 31, 2013, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data relies exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data does not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we were to be liquidated after the conversion.

At or For the Year Ended March 31, 2013

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
	451,563 Shares at $8.00 per Share	531,250 Shares at $8.00 per Share	610,938 Shares at $8.00 per Share	702,579 Shares at $8.00 per Share
	(Dollars in thousands, except per share amounts)
Gross proceeds	$3,613	$4,250	$4,888	$5,621
Plus: shares issued in exchange for shares of old Delanco Bancorp	2,889	3,399	3,909	4,496

Pro forma market capitalization	6,502	7,649	8,797	10,116

Gross proceeds	$3,613	$4,250	$4,888	$5,621
Less: estimated expenses	870	870	870	870

Estimated net proceeds	2,743	3,380	4,018	4,751
Less: common stock acquired by employee stock ownership plan (1)	(163)	(191)	(220)	(253)
Assets acquired from mutual holding company	96	96	96	96

Net proceeds	$2,676	$3,285	$3,894	$4,594

Pro Forma Net Income:
Pro forma net income (loss):
Historical	$(324)	$(324)	$(324)	$(324)
Pro forma income on net proceeds	12	15	18	21
Pro forma income on assets from mutual holding company	—	—	—	—
Less: pro forma employee stock ownership plan expense (1)	(7)	(8)	(9)	(11)
Less: pro forma stock option expense (2)	(11)	(11)	(11)	(11)

Pro forma net income (loss)	$(330)	$(328)	$(326)	$(325)

Pro forma net income per share:
Historical	$(0.43)	$(0.37)	$(0.32)	$(0.27)
Pro forma income on net proceeds	0.02	0.02	0.02	0.02
Less: pro forma employee stock ownership plan expense (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense (2)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma net income (loss) per share	$(0.43)	$(0.37)	$(0.32)	$(0.27)

Offering price as a multiple of pro forma net income per share	N/M	N/M	N/M	N/M
Number of shares used to calculate pro forma net income (loss) per share (3)	761,740	896,166	1,030,590	1,185,180
Pro Forma Stockholders’ equity:
Pro forma stockholders’ equity (book value):
Historical	$11,395	$11,395	$11,395	$11,395
Assets received from mutual holding company	96	96	96	96
Estimated net proceeds	2,743	3,380	4,018	4,751
Less: common stock acquired by employee stock ownership plan (1)	(163)	(191)	(220)	(253)

Pro forma stockholders’ equity	$14,071	$14,680	$15,289	$15,989

Pro forma stockholders’ equity per share:
Historical	$14.02	$11.92	$10.36	$9.01
Assets received from mutual holding company	0.12	0.10	0.09	0.08
Estimated net proceeds	3.37	3.53	3.65	3.76
Less: common stock acquired by employee stock ownership plan (1)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share	$17.31	$15.35	$13.90	$12.65

Offering price as a percentage of pro forma stockholders’ equity per share	46.22%	52.12%	57.55%	63.29%
Number of shares used to calculate pro forma stockholders’ equity per share (3)	812,748	956,174	1,099,600	1,264,541

(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 4.5% of the shares sold in the offering (20,320, 23,906, 27,492, and 31,616 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the proceeds retained by new Delanco Bancorp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 3.25%, which will be fixed at the time of the offering and be for a term of 14 years. Delanco Federal intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/14 of the total, based on a 14-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of the pro forma tables, was assumed to be equal to the $8.00 per share purchase price. If the average market value per share is greater than $8.00 per share, total employee stock ownership plan expense would be greater. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(2)	The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the 24,000 stock options that will be granted under the 2008 Equity Incentive Plan upon completion of the conversion. Compensation cost relating to share-based payment transactions will be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. For purposes of this table, the fair value of stock options to be granted upon completion of the conversion has been estimated at $2.62 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $8.00; trading price on date of grant, $8.00; dividend yield, 0%; expected life, 10 years; expected volatility, 24.34%; and risk-free interest rate, 0.77%. It is assumed that stock options granted under the 2008 Equity Incentive Plan vest 20% per year, that compensation expense is recognized on a straight-line basis over the vesting period so that 20% of the value of the options awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 40%. We plan to use the Black-Scholes option-pricing formula; however, if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 2.1% at the maximum of the offering range.
(3)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the conversion less the number of shares purchased by the employee stock ownership plan not committed to be released within the one year period following the offering as adjusted to effect a weighted average over the period. The total number of shares to be outstanding upon completion of the conversion and offering includes the number of shares sold in the offering plus the number of shares issued in exchange for outstanding shares of old Delanco Bancorp common stock held by persons other than Delanco MHC. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering. Earnings per share calculations for the year ended March 31, 2013 assume shares issued and outstanding of 812,748, 956,174, 1,099,600, and 1,264,541 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and employee stock ownership plan shares that have not been committed to be released during the one year following March 31, 2013 of 51,008, 60,008, 69,010 and 79,361 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

Our Business

General

Old Delanco Bancorp was organized in 2002 as a federal corporation at the direction of Delanco Federal in connection with the reorganization of Delanco Federal from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed in 2002. On March 30, 2007, old Delanco Bancorp completed a minority stock offering.

Old Delanco Bancorp’s business activity is the ownership of the outstanding capital stock of Delanco Federal. Old Delanco Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Delanco Federal with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. In the future, new Delanco Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Delanco Federal operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area. We attract deposits from the general public and use those funds to originate a variety of consumer and business loans.

Our web site address is www.delancofsb.com. Information on our web site should not be considered a part of this proxy statement/prospectus.

Market Area

We are headquartered in Delanco Township, New Jersey. In addition to our main office, we operate a full-service branch office in Cinnaminson, New Jersey. Delanco and Cinnaminson are in western Burlington County, New Jersey, across the Delaware River from northeastern Philadelphia. We consider Burlington County to be our primary market area.

The population of Burlington County has remained steady in recent years, while unemployment has remained high, creating challenges for the growth of our business. The 2012 estimated population of Burlington County was approximately 451,000. Burlington County’s population is projected to remain steady through 2017. The Philadelphia-Camden-Wilmington, PA-NJ-DE-MD metropolitan statistical area, of which Burlington County is a part, is the sixth largest in the United States as of July 2012 with an estimated population of 6.0 million. The city of Philadelphia is the fifth most populous city in the United States.

Burlington County’s per capita income was $36,101 in 2011, which is less than the per capita income of $48,723 for the Philadelphia metropolitan area and greater than the per capita income of $27,915 for the United States. (Source: SNL Financial, Inc.) In recent years, Burlington County has experienced higher unemployment rates compared to the Philadelphia metropolitan area and the United States. As of March 2013, Burlington County had an unemployment rate of 8.5%, compared to 8.2% for the Philadelphia metropolitan area and 7.6% for the United States. (Source: U.S. Bureau of Labor Statistics)

According to the National Association of REALTORS, the median sales price for existing single-family homes in the Philadelphia metropolitan area decreased 10.6% from $234,900 in 2007 to $210,100 in 2011 before increasing 1.6% to $213,400 in 2012. In comparison, the median sales price for existing single-family homes in the United States decreased 23.4% from $217,900 in 2007 to $166,200 in 2011 before increasing 6.4% to $176,900 in 2012.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large banks operate in our market area, including Bank of America, Wells Fargo & Company (formerly known as Wachovia), TD Bank and PNC Bank. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for customers’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2012, which is the most recent date for which data is available from the FDIC, we held 1.44% of the deposits in Burlington County, New Jersey.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 15, 20 or 30 years and balloon mortgage loans with terms of five, ten or 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of one or three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. We generally retain all of the mortgage loans that we originate, although from time to time we have sold some of the 30-year, fixed-rate mortgage loans that we originated. If we choose to sell any mortgages in the future, it would be with the servicing of the loans retained by Delanco Federal.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. We have seen little demand for adjustable-rate loans in the low interest rate environment that has prevailed in recent years. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We will make loans with loan-to-value ratios up to 95%; however, we require private mortgage insurance for loans with a loan-to-value ratio over 80%. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We have traditionally offered fixed- and adjustable-rate mortgage loans secured by a variety of commercial and multi-family real estate, such as small office buildings, warehouses, retail properties and small apartment buildings. We originate a variety of fixed- and adjustable-rate commercial real estate and multi-family real estate loans generally for terms up to five to seven years and payments based on an amortization schedule of up to 25 years. Adjustable-rate loans are typically based on the Prime Rate and the Constant Maturity Treasury rate. Loans are secured by first mortgages, and amounts generally do not exceed 80% of the property’s appraised value.

During 2006 and 2007, we expanded our lending area to all of Pennsylvania and New Jersey, with a focus on Philadelphia and southwestern New Jersey. As a result of the economic downturn we experienced a significant increase in non-performing assets, particularly in our commercial real estate portfolio. Following a change in our senior management in 2009, we restricted our out-of-market commercial lending. We were restricted from making new commercial loans under the Cease and Desist Order issued by the Office of Thrift Supervision on March 17, 2010 and, as a result, we have made few commercial and multi-family real estate loans in recent years. The written agreement with the OCC dated November 21, 2012 eliminated this lending restriction.

Construction Loans. We originate loans to individuals to finance the construction of residential dwellings. We also make construction loans for small commercial development projects. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually nine months for residential properties and 12 months for commercial properties. Upon completion of the construction phase, the loan typically converts to a permanent mortgage loan and is reclassified as such. Loans generally can be made with a maximum loan to value ratio of 90% on residential construction and 80% on commercial construction, based on appraised value as if complete. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial Loans. We offer commercial business loans to professionals, sole proprietorships and small businesses in our market area. We offer installment loans for capital improvements, equipment acquisition and long-term working capital. These loans are secured by business assets other than real estate, such as business equipment and inventory, or are backed by the personal guarantee of the borrower. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. We also offer accounts receivable lines of credit.

When making commercial business loans, we consider the financial statements of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist primarily of home equity loans and lines of credit. We occasionally make loans secured by passbook or certificate accounts and automobile loans.

We offer home equity loans with a maximum combined loan to value ratio of 80% or less. Home equity lines of credit have adjustable rates of interest that are indexed to the Prime Rate as published by The Wall Street Journal. Home equity loans have fixed interest rates and terms that typically range from five to 15 years. Some of our home equity loans are originated as five-year balloon loans with monthly payments based on a 20- to 30-year amortization schedule.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers.

From time to time, we have purchased participations in loans from the Thrift Institutions Community Investment Corporation of New Jersey to supplement our lending portfolio. Loan participations totaled $144 thousand at March 31, 2013. Loan participations are also subject to the same credit analysis and loan approvals as loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

In the past, we have sold some of the 30-year fixed rate loans that we originated to the Federal Home Loan Bank of New York for interest risk management purposes. In recent periods we have retained all of the loans that we have originated. We may sell loans from time to time in the future to help manage our asset/liability mix and limit our interest rate risk. We intend to retain the servicing on any loans sold.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to our President and Chief Executive Officer and Vice President – Lending up to prescribed limits, based on the officer’s experience and tenure. All loans over $500,000 with respect to residential mortgage loans and smaller amounts with respect to other types of loans must be approved by the loan committee of the board of directors or the full board.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At March 31, 2013, our regulatory limit on loans to one borrower was $1.8 million. At that date, our largest lending relationship was $1.1 million and was secured by residential real estate. This loan was performing in accordance with it terms at March 31, 2013.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial and multi-family real estate loans. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of New York and Atlantic Central Bankers Bank stock.

At March 31, 2013, our investment portfolio totaled $22.3 million, or 17.3% of total assets, and consisted primarily of mortgage-backed securities and debt securities of government sponsored enterprises.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Asset/Liability Committee is responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New Jersey. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing bi-weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on all types of deposit products.

Borrowings. We have the ability to utilize advances from the Federal Home Loan Bank of New York, Atlantic Central Bankers Bank and the Federal Reserve Bank of Philadelphia to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. Atlantic Central Bankers Bank provides correspondent banking services, both credit and noncredit, to financial institutions in the Mid-Atlantic region. As a member, we are required to own capital stock in Atlantic Central Bankers Bank and are authorized to apply for advances under an unsecured line of credit. The Federal Reserve Bank of Philadelphia functions as a central reserve bank providing credit for member financial institutions. We are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. At March 31, 2013, we had arrangements to borrow up to $11.4 million from the Federal Home Loan Bank of New York and $1.0 million from the Atlantic Central Bankers Bank.

Personnel

As of March 31, 2013, we had 23 full-time equivalent employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

The only subsidiary of old Delanco Bancorp is Delanco Federal. Delanco Federal has one active subsidiary, DFSB Properties, LLC, which is the title holder for repossessed real estate.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements that appear at the end of this proxy statement/prospectus.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

We have experienced net losses of $324 thousand and $494 thousand for the years ended March 31, 2013 and 2012, respectively. Our profitability has suffered due to lower net interest income resulting from the prolonged low interest rate environment, as well as heightened provisions for loan losses, expenses for real estate owned and other problem loan expenses. For the year ended March 31, 2013, we had net interest income of $4.0 million and incurred provision expenses of $640 thousand, real estate owned expenses and losses of $340 thousand, and other problem loan expenses of $448 thousand. For the year ended March 31, 2012, we had net interest income of $4.5 million and incurred provision expenses of $1.6 million, real estate owned expenses and losses of $197 thousand, and other problem loan expenses of $203 thousand. At March 31, 2013, non-performing assets and troubled debt restructurings totaled $8.8 million, or 6.8% of total assets.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income.

Our earnings have been adversely affected by a shrinking net interest margin caused by the protracted low interest rate environment and its impact on earning asset yields. Our net interest margin was 3.35% for the year ended March 31, 2013, as compared to 3.60% for the year ended March 31, 2012. Our average yield on earning assets declined to 4.22% for the year ended March 31, 2013, from 4.76% for the year ended March 31, 2012 as higher yielding loans were paid off or refinanced at lower market rates and higher yielding securities were called by the issuer and replaced with lower yielding investments.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts). In some years, we recognize income from the sale of loans and securities. Our facility in Cinnaminson includes space that we will rent to other businesses. Currently, two of the rental units are occupied.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, loan expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. We have incurred additional noninterest expenses as a result of operating as a public company. These additional expenses consist primarily of legal and accounting fees and expenses of shareholder communications and meetings. In the future, we may recognize additional annual employee compensation expenses stemming from share-based compensation. We cannot determine the actual amount of this expense at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Our Business Strategy

Our mission is to operate and grow a profitable, independent community-oriented financial institution serving primarily retail customers and small businesses in our market areas. In pursuing our mission, our goal is to improve our capital, earnings and asset quality so that we can be released from our written agreement with the OCC. The following are key elements of our business strategy:

•

Improve asset quality. Working through our problem assets remains one of our top priorities. Non-performing loans spiked significantly during the recent recession and totaled $6.3 million at March 31, 2013. Real estate owned totaled $2.5 million at the same date. Total non-performing assets and troubled debt restructurings represented 6.8% of total assets at March 31, 2013. We continue to work with delinquent borrowers to restore loans to performing status where possible and to pursue foreclosure and disposition of collateral when it is not. In January 2013, we engaged an independent third party to conduct periodic loan portfolio reviews.

•

Implementing a controlled growth strategy to prudently increase profitability. We intend to pursue a controlled growth strategy for the foreseeable future, with the goal of improving the profitability of our core business through increased net interest income. We anticipate moderate growth in our one- to four-family mortgage loan portfolio and in our investment securities portfolio. To a lesser extent, we also intend to originate multi-family and commercial real estate loans and commercial business loans to provide diversification to our loan portfolio.

•

Continuing our community-oriented focus. As a community-oriented financial institution, we emphasize providing exceptional customer service as a means to attract and retain customers. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our market area.

•

Improve our funding mix by attracting lower cost core deposits. Core deposits (demand, money market and savings accounts) comprised 53% of our total deposits at March 31, 2013, up from 47% at March 31, 2012. We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in the notes to our financial statements.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the OCC, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 2 of the notes to the financial statements included in this proxy statement/prospectus.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change.

The calculation of deferred taxes for GAAP capital differs from the calculation of deferred taxes for regulatory capital. For regulatory capital, deferred tax assets that are dependent upon future taxable income for realization are limited to the lesser of either the amount of deferred tax assets that the institution expects to realize within one year of the calendar quarter-end date, or 10% of Delanco Federal’s Tier I capital. As a result of this variance, our Tier I regulatory capital ratio is lower than our GAAP capital ratio by 77 basis points.

Balance Sheet Analysis

Overview. Total assets at March 31, 2013 were $129.4 million, a decrease of $4.9 million, or 3.6%, from total assets of $134.3 million at March 31, 2012. The change in the asset composition primarily reflected decreases in outstanding loans offset by an increase in investments. Total liabilities were $118.0 million, a decrease of $4.6 million, or 3.8%, from total liabilities of $122.6 million at March 31, 2012. The change in liabilities primarily reflected a decrease in higher yielding certificates of deposit as we concentrated on increasing our core deposits and chose not to match competitors’ rates on certificates of deposit. Total stockholders’ equity decreased by $349 thousand, reflecting the net loss for the year.

Loans. At March 31, 2013, total loans, net, were $88.4 million, or 68.3% of total assets. During the year ended March 31, 2013, loans decreased by $11.0 million due primarily to payoffs of residential and commercial real estate loans and the transfer of loan assets to other real estate owned. Commercial and multi-family real estate loans decreased by $4.7 million, commercial loans decreased by $314 thousand and residential loans decreased by $3.6 million. Net loans have decreased $18.8 million since March 31, 2010 as we have curtailed our lending activities to focus on working out our problem assets and managing our asset size in order to maintain our capital ratios.

Table 1: Loan Portfolio Analysis

	2013		2012		2011
March 31, (Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent

Real estate loans:
Residential	$66,597	74.4%	$70,192	69.7%	$70,310	66.8%
Commercial and multi-family	12,403	13.8	17,130	17.0	21,866	20.8
Construction	83	0.1	839	0.8	374	0.4

Total real estate loans	79,083	88.3	88,161	87.5	92,550	88.0
Commercial loans	1,166	1.3	1,480	1.5	1,736	1.6
Consumer loans:
Home equity	8,361	9.3	9,987	9.9	9,912	9.4
Other	960	1.1	1,047	1.1	1,026	1.0

Total consumer loans	9,321	10.4	11,034	11.0	10,938	10.4

Total loans	89,570	100.0%	100,675	100.0%	105,224	100.0%

Net deferred loan fees	(118)		(82)		(71)
Allowance for losses	(1,033)		(1,161)		(1,286)

Loans, net	$88,419		$99,432		$103,867

The following table sets forth certain information at March 31, 2013 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process, unearned interest in consumer loans and net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

March 31, 2013 (Dollars in thousands)	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans

Amounts due in:
One year or less	$7,999	$1,112	$2,456	$11,567
More than one to five years	3,812	54	3,959	7,825
More than five years	67,179	—	3,041	70,220

Total	$78,990	$1,166	$9,456	$89,612

Interest rate terms on amounts due after one year:
Fixed-rate loans	$68,567	$54	$2,407	$71,028
Adjustable-rate loans	2,424	—	4,593	7,017

Total	$70,991	$54	$7,000	$78,045

Securities. The investment securities portfolio was $22.3 million, or 17.3% of total assets, at March 31, 2013. At that date, 9.1% of the investment portfolio was invested in mortgage-backed securities, while the remainder was invested primarily in U.S. Government agency and other debt securities. The portfolio increased $4.6 million in the year ended March 31, 2013 due to the purchase of U.S. Government agency securities.

Table 3: Investment Securities

	2013		2012		2011
March 31, (Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Securities available for sale:
Government sponsored enterprise securities	$2,000	$1,985	—	—	—	—
Mutual funds	217	222	$237	$242	$249	$248

Total available for sale	2,217	2,207	237	242	249	248

Securities held to maturity:
Government sponsored enterprise securities	18,035	18,044	14,441	14,401	8,746	8,506
Municipal securities	64	64	104	104	144	144
Mortgage-backed securities	2,039	2,178	2,912	3,101	6,806	7,031

Total held to maturity	20,138	20,286	17,457	17,606	15,696	15,681

Total	$22,355	$22,493	$17,694	$17,848	$15,945	$15,929

The following table sets forth the stated maturities and weighted average yields of our investment securities at March 31, 2013. Approximately $703 thousand of mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These re-pricing schedules are not reflected in the table below.

Table 4: Investment Maturities Schedule

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
March 31, 2013 (Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield

Securities available-for-sale:
Government sponsored enterprise securities	—	—	—	—	—	—	$1,985	2.3%	$1,985	2.3%
Mutual funds	—	—	—	—	—	—	—	—	222	—

Total available for sale	—	—	—	—	—	—	1,985	2.3	2,207	—

Securities held to maturity:
Government sponsored enterprise securities	—	—	$1,000	1.3%	$6,422	1.9%	10,613	2.7	18,035	2.3
Municipal securities	$64	2.5%	—	—	—	—	—	—	64	2.5
Mortgage-backed securities	—	—	5	10.4	—	—	2,034	3.8	2,039	3.9

Total held to maturity	64	2.5	1,005	1.3	6,422	1.9	12,647	2.8	20,138	2.5

Total	$64	2.5%	$1,005	1.3%	$6,422	1.9%	$14,632	2.8%	$22,345	—

Deposits. Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. We consider demand deposits and money market and passbook accounts to be core deposits. At March 31, 2013, core deposits were 53.3% of total deposits, up from 47.4% at March 31, 2012. We do not have any brokered deposits. Total deposits decreased by $4.6 million in the year ended March 31, 2013 as core deposits increased by $4.7 million and certificates of deposit decreased by $9.3 million. During the year ended March 31, 2013, we chose not to match the highest time deposit rates in our market in an effort to reduce our funding costs.

Table 5: Deposits

	2013		2012		2011
March 31, (Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent

Noninterest-bearing demand deposits	$6,873	5.9%	$4,673	3.8%	$4,161	3.4%
Interest-bearing demand deposits	14,882	12.7	13,086	10.8	13,136	10.9
Savings and money market accounts	40,596	34.7	39,877	32.8	39,550	32.7
Certificates of deposit	54,683	46.7	63,953	52.6	63,995	53.0

Total	$117,034	100.0%	$121,589	100.0%	$120,842	100.0%

Table 6: Time Deposit Maturities of $100,000 or more

March 31, 2013 (Dollars in thousands)	Certificates of Deposit

Maturity Period
Three months or less	$2,700
Over three through six months	2,003
Over six through twelve months	4,690
Over twelve months	6,920

Total	$16,313

Table 7: Time deposits by rate

March 31, (Dollars in thousands)	2013	2012	2011
0.00 – 0.99%	$25,623	$16,314	$5,360
1.00 – 1.99%	19,220	33,312	34,758
2.00 – 2.99%	8,035	9,821	13,226
3.00 – 3.99%	1,560	1,899	10,646
4.00 – 4.99%	245	2,607	5

Total	$54,683	$63,953	$63,995

Table 8: Time deposits by rate and maturity

	Amount Due						Percent of Total Certificate Accounts
(Dollars in thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total at March 31, 2013
0.00 – 0.99%	$21,860	$3,487	$276	$—	$—	$25,623	46.9%
1.00 – 1.99%	9,554	4,838	1,044	1,040	2,744	19,220	35.1
2.00 – 2.99%	1,355	1,991	2,076	2,613	—	8,035	14.7
3.00 – 3.99%	1,390	170	—	—	—	1,560	2.9
4.00 – 4.99%	243		—	—	2	245	0.4

Total	$34,402	$10,486	$3,396	$3,653	$2,746	$54,683	100.0%

Borrowings. We have borrowing arrangements with the FHLB and Atlantic Central Banker’s Bank to provide an additional source of liquidity. At March 31, 2013, we had no borrowings outstanding.

Table 9: Borrowings

March 31, (Dollars in thousands)	2013	2012	2011

Maximum amount outstanding at any month end during the period:
Advances	—	$2,500	$2,100
Average amount outstanding during the period (1):
Advances	—	458	175
Weighted average interest rate during the period (1):
Advances	—	0.33%	0.89%
Balance outstanding at end of period:
Advances	—	—	2,100
Weighted average interest rate at end of period:
Advances	—	—	0.89%

(1)	Averages are based on month-end balances.

Results of Operations for the Years Ended March 31, 2013 and 2012

Financial Highlights. Net loss for the year ended March 31, 2013 was $324 thousand compared to net loss of $494 thousand for the year ended March 31, 2012. Our profitability has suffered due to heightened provisions for loan losses, expenses for real estate owned and other problem loan expenses. In addition, our earnings have been adversely affected by a shrinking net interest margin caused by the protracted low interest rate environment and its impact on earning asset yields. Our net interest margin was 3.35% for the year ended March 31, 2013, as compared to 3.60% for the year ended March 31, 2012. Our average yield on earning assets declined to 4.22% for the year ended March 31, 2013, from 4.76% for the year ended March 31, 2012 as higher yielding loans were paid off or refinanced at lower market rates and higher yielding securities were called by the issuer and replaced with lower yielding investments.

Table 10: Summary Income Statements

Year Ended March 31, (Dollars in thousands)	2013	2012	2013 v. 2012	% Change

Net interest income	$4,045	$4,460	$(415)	(9.3)
Provision for loan losses	640	1,602	(962)	(60.0)
Noninterest income	49	150	(101)	(67.3)
Noninterest expenses	3,987	3,751	236	6.3
Net income (loss)	(324)	(494)	170	34.4

Return on average equity	(2.80)%	(4.04)%
Return on average assets	(0.25)	(0.37)

Net Interest Income. Net interest income for the year ended March 31, 2013 was $4.0 million compared to $4.5 million for the year ended March 31, 2012, a decrease of 9.3%. The net interest margin decreased 25 basis points to 3.35% for the year ended March 31, 2013, as average interest-earning assets decreased $3.1 million while average interest-bearing liabilities decreased $2.2 million. Also contributing to the decrease in the net interest margin was a 54 basis point decrease in the average yield on interest-earning assets, which exceeded the 31 basis point decrease in the average cost of interest-bearing liabilities.

For the year ended March 31, 2013, interest income declined 13.41% compared to the prior year. Interest income on loans decreased $855 thousand as the average balance declined $97 million and the average yield declined 37 basis points. Partially offsetting lower interest income on loans, interest income on investment securities increased $65 thousand, as growth of the investment portfolio exceeded the impact of lower yields.

For the year ended March 31, 2013, interest expense declined 26.1% compared to the prior year, as the average balance of deposits decreased $1.8 million and the average rate paid decreased 31 basis points. The decrease in deposits was driven by a decrease 31 basis points. The decrease in deposits was driven by a decrease of $3.6 million in certificates of deposit, which was partially offset by increases in demand deposits and savings and money market accounts.

Table 11: Analysis of Net Interest Income

Year Ended March 31, (Dollars in thousands)	2013	2012	2013 v. 2012		% Change

Components of net interest income
Loans	$4,483	$5,338	$(855)		(16.0)%
Investment securities	618	553	(65)		(11.8)

Total interest income	5,101	5,891	790		(13.4)
Deposits	1,057	1,431	(374)		(26.1)
Borrowings	—	—	—		—

Total interest expense	1,057	1,431	(374)		(26.1)
Net interest income	4,044	4,460	(416)		(9.3)
Average yields and rates paid
Interest-earning assets	4.22%	4.76%	(54	)bp
Interest-bearing liabilities	0.92	1.23	(31)
Interest rate spread	3.30	3.53	(23)
Net interest margin	3.35	3.60	(25)
Average balances
Loans	$92,900	$102,606	$(9,706)		(9.5)%
Investment securities	22,392	16,717	5,675		33.9
Earning assets	120,754	123,850	(3,096)		(2.5)
Interest-bearing deposits	114,389	116,218	(1,829)		(1.6)

Provision for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Provisions for loan losses were $640 thousand in the year ended March 31, 2013 compared to $1.6 million in the year ended March 31, 2012. The provision for loan losses was primarily attributable to management’s systematic evaluation of risk associated with the loan portfolio. We had $808 thousand in charge-offs in the year ended March 31, 2013, compared to $1.8 million in charge-offs in the year ended March 31, 2012.

The allowance for loan losses was $1.0 million, or 1.15% of total loans outstanding as of March 31, 2013 as compared with $1.2 million, or 1.15% as of March 31, 2012. An analysis of the changes in the allowance for loan losses is presented under “Risk Management—Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. Noninterest income was $49 thousand for the year ended March 31, 2013 compared to $150 thousand for the prior year. The decrease in noninterest income from the prior year was primarily due to an increase in the loss on sale of foreclosed real estate.

Table 12: Noninterest Income Summary

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change

Service charges	$133	$145	$(12)	(8.3)%
Loss on sale of real estate owned	(152)	(37)	(115)	(310.8)
Rental income	29	22	7	31.8
Income from bank owned life insurance	6	6	—	—
Other	33	14	19	135.7

Total	$49	$150	$(101)	(67.3)%

Noninterest Expense. Noninterest expense was $4.0 million for the year ended March 31, 2013 compared to $3.8 million for the prior year. The increase in noninterest expense over the prior year was primarily due to increased loan and real estate owned expenses partially offset by a decrease in FDIC insurance premiums and lower write downs of real estate owned.

Table 13: Noninterest Expense Summary

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change

Salaries and employee benefits	$1,565	$1,583	$(18)	(1.1)%
Advertising	22	25	(3)	(12.0)
Office supplies, telephone and postage	100	98	2	2.0
Loan expenses	448	203	245	120.7
Occupancy expense	654	649	5	0.8
Federal deposit insurance premiums	216	283	(67)	(23.7)
Real estate owned – impairment losses	56	104	(48)	(46.2)
Data processing expenses	217	215	2	0.9
ATM expenses	28	25	3	12.0
Bank charges and fees	70	77	(7)	(9.1)
Insurance and surety bond premiums	80	80	—	—
Dues and subscriptions	23	26	(3)	(11.5)
Professional fees	248	208	40	19.2
Real estate owned expense	131	56	75	133.9
Other	129	119	10	8.4

Total	$3,987	$3,751	$236	6.3%

Income Tax Expense (Benefit). The benefit for income taxes was $209,000 for 2013, compared to a benefit of $249,000 for 2012.

Average Balance Sheets and Related Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant.

Table 14: Average Balance Tables

	2013			2012
Year Ended March 31, (Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost

Assets:
Interest-earning assets:
Loans	$92,900	$4,483	4.83%	$102,606	$5,338	5.20%
Investment securities	22,392	605	2.70	16,717	542	3.24
Other interest-earning assets	5,462	13	0.24	4,527	11	0.24

Total interest-earning assets	120,754	5,101	4.22	123,850	5,891	4.76

Noninterest-earning assets	11,356			10,575

Total assets	$132,110			$134,425

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$13,532	36	0.27%	$12,342	$54	0.44%
Savings and money market accounts	41,080	186	0.45	40,516	270	0.67
Certificates of deposit	59,777	835	1.40	63,360	1,108	1.75

Total interest-bearing deposits	114,389	1,057	0.92	116,218	1,432	1.23

FHLB advances	—	—	—	335	—	—

Total interest-bearing liabilities	114,389	1,057	0.92	116,553	1,432	1.23

Noninterest-bearing demand deposits	5			4
Other noninterest-bearing liabilities	6,127			5,636

Total liabilities	120,521			122,193

Retained earnings	11,589			12,232

Total liabilities and retained earnings	$132,110			$134,425

Net interest income		$4,044			$4,459

Interest rate spread			3.30			3.53
Net interest margin			3.35			3.60
Average interest-earning assets to average interest-bearing liabilities	105.56%			106.26%

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

Table 15: Net Interest Income – Changes Due to Rate and Volume

2013 Compared to 2012 (Dollars in thousands)	Volume	Rate	Net

Interest income:
Loans receivable	$(511)	$(344)	$(855)
Investment securities	184	(121)	63
Other interest-earning assets	2	—	2

Total	(325)	(465)	(790)
Interest expense:
Deposits	(23)	(352)	(375)
FHLB advances	—	—	—

Total	(23)	(352)	(375)

Increase (decrease) in net interest income	$(302)	$(113)	$(415)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. In January 2013, we engaged an independent third party to conduct periodic loan portfolio reviews. See “Regulation and Supervision—Regulatory Agreement” for further information on certain regulatory directives applicable to our credit functions.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is acquired at foreclosure and subsequently sold. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 16: Nonperforming Assets

March 31, (Dollars in thousands)	2013	2012	2011

Nonaccrual loans:
Residential real estate	$992	$2,308	$1,938
Commercial and multi-family real estate	1,302	2,357	1,439
Construction	—	—	—
Commercial	235	—	46
Home equity	287	—	189
Consumer	—	—	11

Total	2,816	4,666	3,623

Accruing loans past due 90 days or more:
Residential real estate	—	—	—
Commercial and multi-family real estate	—	—	—
Construction	—	—	—
Commercial	—	—	—
Consumer	—	—	—

Total	—	—	—
Troubled debt restructurings:
In nonaccrual status	1,551	2,578	1,781
Performing under modified terms	1,978	1,387	2,438

Total	3,529	3,965	4,219

Total nonperforming loans	6,346	8,631	7,842
Real estate owned	2,469	846	771

Total nonperforming assets	$8,815	$9,477	$8,613

Total nonperforming loans to total loans	7.08%	8.57%	7.45%
Total nonperforming loans to total assets	4.90	6.43	5.76
Total nonperforming assets and troubled debt restructurings to total assets	6.81	7.06	6.33

Table 17: Loan Delinquencies

	2013		2012		2011
March 31, (Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due

Residential real estate	$1,746	$931	$507	$554	$560	$564
Commercial real estate	314	231	572	785	286	524
Commercial	—	—	269	—	84	386
Home equity	204	—	—	42	9	44
Consumer	7	—	2	40	15	5

Total	$2,271	$1,162	$1,350	$1,421	$954	$1,523

At March 31, 2013, we had 25 loan relationships totaling $4.4 million in nonaccrual loans as compared to 25 relationships totaling $7.2 million at March 31, 2012. During the year ended March 31, 2013, we experienced a $2.9 million net decrease in nonaccrual loans. This change reflects the transfer to real estate owned of ten loans totaling $2.1 million, the partial charge-off of six of the relationships transferred to real estate owned of $524 thousand and the return of one loan totaling $442 thousand to accruing status. These changes were partially offset by the downgrading of 11 loan relationships to nonaccrual status totaling $922 thousand during the year ended March 31, 2013. The downgraded loans consisted of eight relationships representing residential mortgages and home equity loans totaling $712 thousand and three commercial loans totaling $210 thousand.

At March 31, 2013, our real estate owned consisted of ten single family homes with a total carrying value of $1.54 million, three mixed-used properties with a total carrying value of $612 thousand, one office building with a carrying value of $185 thousand and a building lot with a total carrying value of $140 thousand. At that same date, we had 19 loans in the process of foreclosure with respect to property that had an appraised value of $3.5 million.

Interest income that would have been recorded for the year ended March 31, 2013 had non-accruing loans been current according to their original terms amounted to $277 thousand. No uncollected interest related to nonaccrual loans was included in interest income for the year ended March 31, 2013.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the OCC has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. This category includes other real estate owned. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. These are considered criticized assets. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 18: Criticized/Classified Assets

March 31, (Dollars in thousands)	2013	2012	2011

Special mention assets	$902	$1,045	$1,026
Substandard assets	8,249	9,313	9,639
Doubtful assets	94	—	—
Loss assets	—	—	—

Total criticized/classified assets	$9,245	$10,358	$10,665

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio; and (3) an unallocated component. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

For loans that are classified as impaired, we establish an allowance when the discounted cash flows (or collateral value or observable market price) of the loan is lower than its carrying value. We also establish a specific allowance for classified loans that do not have an individual allowance. The evaluation is based on our asset review and classified loan list.

We establish a general allowance for loans that are not classified to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Delanco Federal and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment. An unallocated component is maintained to cover uncertainties that could affect our estimate of probable losses.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectability. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The OCC, as an integral part of its examination process, periodically reviews our allowance for loan losses. The OCC may require us to make additional provisions for loan losses based on judgments different from ours.

At March 31, 2013, our allowance for loan losses represented 1.15% of total gross loans. The allowance for loan losses decreased 11.0% from March 31, 2012 to March 31, 2013. The decrease in the allowance was primarily attributable to the decreasing outstanding loan balances.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 19: Allocation of Allowance of Loan Losses

	2013		2012		2011
March 31, (Dollars in thousands)	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans

Residential real estate	$485	74.4%	$495	69.7%	$447	66.8%
Commercial and multi-family real estate	378	13.8	469	17.0	596	20.8
Construction	—	0.1	—	0.8	—	0.4
Commercial	45	1.3	41	1.5	70	1.6
Home equity	48	9.3	58	9.9	60	9.4
Consumer	77	1.1	98	1.1	113	1.0
Unallocated	—	—	—	—	—	—

Total allowance for loan losses	$1,033	100.0%	$1,161	100.0%	$1,286	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 20: Analysis of Loan Loss Experience

Year Ended March 31, (Dollars in thousands)	2013	2012	2011

Allowance at beginning of period	$1,161	$1,286	$999

Provision for loan losses	640	1,602	440
Charge offs:
Residential real estate loans	26	399	—
Commercial and multi-family real estate loans	606	770	92
Construction loans	80	—	—
Commercial loans	—	46	51
Home equity loans	29	137	31
Consumer loans	67	401	32

Total charge-offs	808	1,753	206

Recoveries	40	26	53

Net charge-offs	768	1,727	153

Allowance at end of period	$1,033	$1,161	$1,286

Allowance to nonperforming loans	16.30%	13.50%	23.80%
Allowance to total loans outstanding at the end of the period	1.15	1.15	1.22
Net charge-offs to average loans outstanding during the period	0.83	1.68	0.15

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes originating balloon loans or loans with adjustable interest rates and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee consists of our President and Chief Executive Officer, Chief Financial Officer, Senior Vice President, two lending officers and the manager of our Cinnaminson office. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by a third party vendor to review our level of interest rate risk. Economic Value of Equity (EVE) is a measure of long-term interest rate risk. This analysis measures the difference between the market values of the assets and the liabilities. In this analysis the program calculates the discounted cash flow (market value) of each category on the balance sheet under each of five rate conditions. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or a 100 basis point decreases in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in EVE over a variety of interest rate scenarios. The following table presents the change in our EVE at March 31, 2013 that would occur in the event of an immediate change in interest rates based on our assumptions, with no effect given to any steps that we might take to counteract that change.

Table 21: EVE Analysis

	Economic Value of Equity (Dollars in thousands)			Economic Value of Equity as % of Market Value of Assets
Basis Point (“bp”) Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
300	9,842	(3,737)	(27.5)%	7.43%	(282	)bp
200	11,441	(2,138)	(15.7)%	8.64%	(161)
100	13,818	239	1.8%	10.43%	18
0	13,579	—	—	10.25%	—
(100)	14,744	1,165	8.6%	11.13%	88

The program uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York, Atlantic Central Bankers Bank and the Federal Reserve Bank of Philadelphia. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2013, cash and cash equivalents totaled $6.7 million. At March 31, 2013, we had no outstanding borrowings and had arrangements to borrow up to $11.4 million from the Federal Home Loan Bank of New York and $1.0 million from Atlantic Central Bankers Bank.

At March 31, 2013, the majority of our investment securities were classified as held to maturity. We have classified our investments in this manner, rather than as available for sale, because they were purchased primarily to provide a source of income and not to provide liquidity. We have designated a portion of our investments as available for sale in order to give us greater flexibility in the management of our investment portfolio.

A significant use of our liquidity is the funding of loan originations. At March 31, 2013, we had $212 thousand in loan commitments outstanding. In addition, we had $5.8 million in unused lines of credit. Historically, many of the lines of credit expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of March 31, 2013 totaled $34.4 million, or 63% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, such as other deposits and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2014. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Old Delanco Bancorp is a separate entity apart from Delanco Federal and must provide for its own liquidity. As of March 31, 2013, old Delanco Bancorp had $312 thousand in cash and cash equivalents compared to $296 thousand as of March 31, 2012. Substantially all of old Delanco Bancorp’s cash and cash equivalents were obtained from proceeds it retained from the stock offering completed in March 2007. In addition to its operating expenses, old Delanco Bancorp may utilize its cash position for the payment of dividends or to repurchase common stock, subject to applicable restrictions.

Old Delanco Bancorp can receive dividends from Delanco Federal. Payment of such dividends to old Delanco Bancorp by Delanco Federal is limited under federal law. The amount that can be paid in any calendar year, without prior regulatory approval, cannot exceed the retained net earnings (as defined) for the year plus the preceding two calendar years. Under the terms of its written agreement with the OCC, Delanco Federal is not permitted to pay dividends without prior regulatory approval. In addition, at the request of the Federal Reserve, old Delanco Bancorp has adopted resolutions that prohibit it from declaring or paying any dividends or taking any dividends or other distributions that would reduce the capital of Delanco Federal without the prior written consent of the Federal Reserve.

Capital Management. We are subject to various regulatory capital requirements administered by the OCC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. See “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,” “Regulation and Supervision—Regulatory Agreement” and note 24 of the notes to the financial statements.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 21 of the notes to the financial statements.

For the year ended March 31, 2013, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Corporate Governance and Board Matters

Director Independence

Old Delanco Bancorp’s board of directors currently consists of six members, all of whom are independent under the listing standards of The NASDAQ Stock Market, except for James E. Igo, who is employed by old Delanco Bancorp and Delanco Federal as Chairman, President and Chief Executive Officer. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between old Delanco Bancorp and its directors that are not required to be disclosed in this proxy statement/prospectus under the heading “Transactions with Related Persons,” including loans or lines of credit that Delanco Federal has directly or indirectly made to Director Renee C. Vidal. The business relationships between old Delanco Bancorp and its directors or the directors’ affiliated companies that were considered by the Board were: the law firm of Raymond, Coleman, Heinhold & Norman, LLP, of which Thomas J. Coleman III is a partner, provided legal services to the Company; and John A. Latimer is employed by The Barclay Group, Delanco Federal’s insurance broker.

Board Leadership Structure and Board’s Role in Risk Oversight

Old Delanco Bancorp’s board of directors endorses the view that one of its primary functions is to protect shareholders’ interests by providing independent oversight of management, including the Chief Executive Officer. However, the Board does not believe that mandating a particular structure, such as a separate Chairman and Chief Executive Officer, is necessary to achieve effective oversight. The Board of the Company is currently comprised of six directors, five of whom are independent directors under the listing standards of The NASDAQ Stock Market. The Chairman of the Board has no greater or lesser vote on matters considered by the Board than any other director, and the Chairman does not vote on any related party transaction. All directors of old Delanco Bancorp, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve the best interests of the shareholders. Accordingly, separating the offices of Chairman and Chief Executive Officer would not serve to enhance or diminish the fiduciary duties of any director of old Delanco Bancorp. The Board does not currently have a lead director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks that old Delanco Bancorp faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of old Delanco Bancorp’s management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Committees of the Board of Directors

Audit Committee. Old Delanco Bancorp maintains an Audit Committee consisting of directors James W. Verner (Chairperson), John W. Latimer and Renee C. Vidal. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. Each member of the Audit Committee is independent in accordance with the listing standards of The NASDAQ Stock Market. The board of directors has determined that the Audit Committee does not have a member who is an “audit committee financial expert.” While the Board recognizes that no individual Board member meets the qualifications required of an “audit committee financial expert,” the Board believes that appointment of a new director to the Board and to the Audit Committee at this time is not necessary as the level of financial knowledge and experience of the current members of the Audit Committee, including the ability to read and understand fundamental financial statements, is cumulatively sufficient to discharge adequately the Audit Committee’s responsibilities. The Audit Committee held five (5) meetings during the last fiscal year. The Audit Committee operates under a written charter which is available to the public under “Investors” at www.delancofsb.com.

Compensation Committee. The Company maintains a Compensation Committee consisting of directors John A. Latimer (Chairperson) and Thomas J. Coleman III. The Compensation Committee is responsible for all matters regarding the Company’s and the Bank’s employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Company’s Chief Executive Officer (“CEO”) and other executive officers’ compensation including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. Our CEO develops recommendations for the Compensation Committee regarding the appropriate range of annual salary increases of our employees. Our CEO does not participate in Compensation Committee discussions or the review of Compensation Committee documents relating to the determination of his compensation. The Compensation Committee held one meeting during the last fiscal year. The Compensation Committee does not operate under a written charter.

The Company does not maintain a separately designated nominating committee. Based on the number of independent directors currently serving on the Board, old Delanco Bancorp believes that the functions customarily attributable to this committee are sufficiently performed by our full board of directors.

The board of directors is responsible for the annual selection of management’s nominees for election as directors and developing and implementing policies and practices relating to corporate governance. See “—Nominating Procedures.”

Nominating Procedures

It is the policy of the board of directors of old Delanco Bancorp to consider director candidates recommended by shareholders who appear to be qualified to serve on old Delanco Bancorp’s board of directors. The Board may choose not to consider an unsolicited recommendation if no vacancy exists on the board of directors and the Board does not perceive a need to increase the size of the board of directors. To avoid the unnecessary use of the Board’s resources, the Board will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the board of directors, a shareholder should submit the following information in writing, addressed to the Chairperson of the Board, care of the Corporate Secretary, at the main office of old Delanco Bancorp:

1.	The name of the person recommended as a director candidate;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	The name and address of the shareholder making the recommendation, as they appear on old Delanco Bancorp’s books; provided, however, that if the shareholder is not a registered holder of old Delanco Bancorp’s common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of old Delanco Bancorp’s common stock; and

5.	A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at old Delanco Bancorp’s annual meeting of shareholders, the recommendation must be received by the board of directors at least 30 days before the date of the annual meeting.

Process for Identifying and Evaluating Nominees. The process that the Board follows when it identifies and evaluates individuals to be nominated for election to the board of directors is as follows:

Identification. For purposes of identifying nominees for the board of directors, the Board relies on personal contacts of the members of the board of directors, as well as their knowledge of members of the communities served by old Delanco Bancorp. The Board also will consider director candidates recommended by shareholders in accordance with the policy and procedures set forth above. The Board has not used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Board determines whether the candidate is eligible and qualified for service on the board of directors by evaluating the candidate under the selection criteria, which are discussed in more detail below. If such individual fulfills these criteria, the Board will conduct a check of the individual’s background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Minimum Qualifications. The Board has adopted a set of criteria that it considers when it selects individuals not currently on the board of directors to be nominated for election to the board of directors. A candidate must meet the eligibility requirements set forth in old Delanco Bancorp’s Bylaws, which include a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate must also meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the board of directors, the Board will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

•	contributions to the range of talent, skill and expertise appropriate for the Board;

•

financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;

•	familiarity with old Delanco Bancorp’s market area and participation in and ties to local businesses and local civic, charitable and religious organizations;

•	personal and professional integrity, honesty and reputation;

•	the ability to represent the best interests of the shareholders of old Delanco Bancorp and the best interests of the institution;

•	the ability to devote sufficient time and energy to the performance of his or her duties;

•	independence under applicable Securities and Exchange Commission and listing definitions; and

•	current equity holdings in old Delanco Bancorp.

The Board will also consider any other factors it deems relevant, including age, size of the board of directors and regulatory disclosure obligations. Further, when identifying nominees to serve as director, the Board seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

With respect to nominating an existing director for re-election to the board of directors, the Board will consider and review an existing director’s Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Directors’ Compensation

The following table provides information regarding the compensation received by individuals who served as non-employee directors of old Delanco Bancorp and Delanco Federal during the year ended March 31, 2013. The table excludes perquisites, which did not exceed $10,000 in the aggregate for any director.

Name	Fees Earned or Paid in Cash

Thomas J. Coleman III	$7,425
William C. Jenkins (1)	$4,550
John A. Latimer	$7,875
James W. Verner	$7,775
Renee C. Vidal	$6,975

(1)	Mr. Jenkins resigned from the Boards of Directors of old Delanco Bancorp and Delanco Federal effective October 25, 2012.

Director Retirement Plan. Delanco Federal sponsors a director retirement plan for the benefit of members of the board of directors. All directors serving on or after the plan’s effective date of January 1, 2002 participate in the plan. Under the plan, following their retirement from the board of directors (upon meeting certain criteria) directors receive a monthly retirement benefit equal to 4% of their fees (including any annual retainer) multiplied by their completed years of service, up to a maximum of 80% of the final fee amount. Directors must complete at least ten years of service as an employee and/or director in order to receive a retirement benefit under the plan. Director retirement benefits are payable in equal monthly installments during the director’s lifetime, unless the director elects to receive an actuarially equivalent benefit in the form of an annuity. No benefits are payable under the plan upon a participating director’s death, unless the participant selected the annuity form of payment, in which case the director’s designated beneficiary would receive continued payments in accordance with the director’s election.

Meeting Fees for Non-Employee Directors. The following table sets forth the applicable fees that are paid to non-employee directors for their service on the board of directors of Delanco Federal. Directors do not receive any fees for their service on the Boards of Directors of old Delanco Bancorp or Delanco MHC. Each director receives two paid absences on an annual basis.

Board of Directors of Delanco Federal:
Fee per Board Meeting	$625
Fee per Committee Meeting:
Executive Committee	$275
All Other Committees	$175

Board and Committee Meetings

During the year ended March 31, 2013, the board of directors of old Delanco Bancorp and Delanco Federal held 12 meetings, respectively. No director attended fewer than 75% of the aggregate total meetings of old Delanco Bancorp’s and Delanco Federal’s respective board of directors and the committees on which such director served during the year ended March 31, 2013.

Director Attendance at Annual Meeting of Shareholders

The board of directors encourages directors to attend the annual meeting of shareholders. All of the directors of old Delanco Bancorp attended the 2012 annual meeting of shareholders.

Code of Ethics and Business Conduct

The board of directors has adopted a Code of Ethics that applies to all employees of the old Delanco Bancorp. A copy of the code of ethics can be obtained, without charge, upon written request to James E. Igo, Delanco Bancorp, Inc., 615 Burlington Avenue, Delanco, New Jersey 08075.

Audit Related Matters

Report of the Audit Committee

Old Delanco Bancorp’s management is responsible for old Delanco Bancorp’s internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of old Delanco Bancorp’s consolidated financial statements and issuing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committee oversees old Delanco Bancorp’s internal control over financial reporting on behalf of the board of directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that old Delanco Bancorp’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the firm’s independence from old Delanco Bancorp and its management. In concluding that the independent registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with old Delanco Bancorp’s independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of old Delanco Bancorp’s internal control over financial reporting and the overall quality of old Delanco Bancorp’s financial reporting process.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of old Delanco Bancorp’s management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in their report, express an opinion on the conformity of old Delanco Bancorp’s financial statements to U.S. generally accepted accounting principles. The Audit Committee’s oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions with management and the independent registered public accounting firm do not assure that old Delanco Bancorp’s financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company’s financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company’s independent registered public accounting firm is in fact “independent.”

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors, and the Board has approved, that the audited consolidated financial statements be included in old Delanco Bancorp’s Annual Report on Form 10-K for the year ended March 31, 2013 for filing with the Securities and Exchange Commission. The Audit Committee has appointed Connolly, Grady & Cha, P.C. to be old Delanco Bancorp’s independent registered public accounting firm for the 2014 fiscal year, subject to shareholder ratification.

Audit Committee of the Delanco Bancorp, Inc. Board of Directors

James W. Verner – Chairperson

John A. Latimer

Renee C. Vidal

Audit Fees

The following table sets forth the fees billed to old Delanco Bancorp for the years ended March 31, 2013 and 2012 by Connolly, Grady & Cha, P.C.:

	2013	2012

Audit Fees	$63,065	$62,535
Audit Related Fees(1)	15,964	15,667
Tax Fees(2)	6,372	7,401
All Other Fees	—	—

(1)	Include fees for the review of annual and quarterly reports.
(2)	Represents services rendered for tax compliance, tax advice and tax planning, including the preparation of the annual tax returns and quarterly tax payments.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm.

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to old Delanco Bancorp that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended March 31, 2013, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Executive Compensation

The following information is furnished for the individuals serving as named executive officers during the 2013 fiscal year.

Name and Principal Position	Year	Salary ($)	Fees Earned or Paid in Cash ($)(1)	All Other Compensation ($)(2)	Total ($)
James E. Igo Chairman, President and Chief Executive Officer	2013	$160,192	$7,425	$2,458	$170,075
	2012	148,462	6,575	4,380	159,417
Eva Modi Chief Financial Officer	2013	$113,782	$—	$1,736	$115,518
	2012	101,346	—	3,178	104,524

(1)	Reflects the amount of fees earned for service as a director.
(2)	Reflects the amount paid by old Delanco Bancorp for life insurance premiums and the market value of ESOP allocations.

Employment Agreements. We currently have no employment agreements with any of our employees.

Employee Severance Compensation Plan. Delanco Federal currently maintains the Delanco Federal Savings Bank Employee Severance Compensation Plan. The plan provides severance benefits to eligible employees who terminate employment in connection with a change in control of Delanco Federal or old Delanco Bancorp. Employees are eligible for severance benefits under the plan if they complete a minimum of one year of service and do not enter into an employment or change in control agreement with Delanco Federal or old Delanco Bancorp. Under the severance plan, if, within 12 months after a change in control, an employee is involuntarily terminated, or terminates voluntarily under specified circumstances, the terminated employee will receive a severance payment equal to two weeks of compensation for each year of service, up to a maximum of six months of base compensation; however, employees who hold the title of Vice President or above will receive a severance benefit equal to twelve months of base compensation.

Benefit Plans

Cash/Deferred Profit Sharing Plan. Delanco Federal currently maintains the Delanco Federal Savings Bank Cash/Deferred Profit Sharing Plan, a tax-qualified defined contribution plan, for substantially all employees of Delanco Federal who have attained age 21 and completed one year of service. Eligible employees may contribute up to 25% of their compensation to the plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. For 2013, the limit is $17,500; provided, however, that participants over age 50 may contribute an additional $5,000 per year as “catch-up” contributions. Under the plan, Delanco Federal may make additional profit sharing contributions on an annual basis up to 10% of the annual compensation of each employee. No employer contributions have been made since 2006.

Employee Stock Ownership Plan. Delanco Federal sponsors the Delanco Federal Employee Stock Ownership Plan (the “ESOP”). Employees become eligible to participate in the ESOP upon the attainment of age 21 and the completion of one year of service.

The trustee, on behalf of the ESOP, will subscribe for up to 4.5% of the number of shares of common stock sold in the conversion (20,320, 23,906, 27,492 and 31,616 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). We anticipate that the ESOP will fund its purchase in the offering through a loan from new Delanco Bancorp. The loan amount will equal 100% of the aggregate purchase price of the common stock, and will be repaid principally through Delanco Federal’s contributions to the ESOP and dividends payable on common stock held by the ESOP over the anticipated 14-year term of the loan. The interest rate for the ESOP loan is expected to be the prime rate, as published in The Wall Street Journal on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the ESOP in a loan suspense account. Shares will be released from the suspense account on a pro rata basis as Delanco Federal repays the ESOP loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation. Participants vest in employer contributions over a six-year graded vesting schedule, at the rate of 10% during each of the first two years of service and 20% per year thereafter. Vesting credits for prior service will be given to reward long-term employees. Participants also fully vest upon their attainment of age 65, death or disability, a change in control, or the termination of the ESOP. Participants may receive distributions of their vested benefits from the ESOP upon leaving the employ of Delanco Federal. Any unvested shares forfeited upon a participant’s termination of employment will be reallocated among remaining participants in accordance with the terms of the ESOP.

Participants may direct the trustee regarding the voting of common stock allocated to their ESOP accounts. The trustee will vote all allocated shares held in the ESOP as instructed by participants. The trustee will vote unallocated shares, as well as allocated shares for which no participant instructions are received, in the same ratio as those shares for which participants provide timely instructions, subject to the overall fiduciary responsibilities of the trustee.

Under the terms of our ESOP, upon a change in control (as defined in the plan), the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred.

Under applicable accounting requirements, Delanco Federal will record a compensation expense for the ESOP equal to the fair market value of the shares when they are committed to be released from the suspense account.

2008 Equity Incentive Plan

The Delanco Bancorp, Inc. 2008 Equity Incentive Plan was adopted by our board of directors and approved by our shareholders in August 2008. The 2008 Equity Incentive Plan authorized the granting of up to 80,101 stock options and 32,040 shares of restricted stock. The purpose of the 2008 Equity Incentive Plan is to promote old Delanco Bancorp’s success by linking the personal interests of its employees, officers and directors to those of old Delanco Bancorp’s shareholders, and by providing participants with an incentive for outstanding performance. The 2008 Equity Incentive Plan is further intended to provide flexibility to old Delanco Bancorp in its ability to motivate, attract, and retain the services of employees, officers and directors upon whose judgment, interest, and special effort the successful conduct of old Delanco Bancorp’s operation is largely dependent. The 2008 Equity Incentive Plan is administered by old Delanco Bancorp’s board of directors, which has the authority to determine the eligible directors or employees to whom awards are to be granted, the number of awards to be granted, the vesting of the awards and the conditions and limitations of the awards.

As of March 31, 2013, no options or stock awards had been granted under the 2008 Equity Incentive Plan and 80,101 stock options and 32,040 shares of restricted stock remained available for issuance. Upon completion of the conversion, options to purchase a total of 24,000 shares of common stock at the $8.00 offering price will be granted to our directors and certain of our key employees under our 2008 Equity Incentive Plan, which will be assumed by new Delanco Bancorp. Of this amount, options to purchase 1,000 shares will be granted to each of our non-employee directors and options will be granted to our executive officers as follows: James E. Igo, 10,000; and Eva Modi, 5,000. All of such options will expire on the tenth anniversary of the date of grant and will become exercisable in equal 20% installments on each anniversary of the grant date, commencing with the first anniversary thereof. We will incur additional compensation expense as a result of the stock option awards. See “Pro Forma Data” for an illustration of the effects of these awards. We do not intend to grant any restricted stock awards under the 2008 Equity Incentive Plan until we are able to repurchase shares in the open market to offset the awards. In the event that awards are made pursuant the 2008 Equity Incentive Plan, all participants fully vest in shares granted to them upon their death or disability and upon a change in control.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by new Delanco Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Delanco Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Delanco Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Delanco Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

Delanco Federal maintains a program that enables all full-time employees to obtain a residential mortgage loan on a primary residence at a reduction of 1% from the rates available to the public for as long as the employee remains in the employ of Delanco Federal. Douglas R. Allen, Jr., Senior Vice President of Delanco Federal, has a mortgage loan from Delanco Federal that was made under this program at a rate of 2.875%. The largest amounts of principal outstanding during the 2011, 2012 and 2013 fiscal years on this loan were approximately $188,569, $184,781 and $180,844, respectively, and the outstanding balances at March 31, 2011, March 31, 2012 and March 31, 2013 were $184,781, $180,843 and $176,751, respectively. The total principal and interest paid on this loan during the 2011, 2012 and 2013 fiscal years was $3,788 and $7,140, $3,937 and $7,091 and $4,093 and $6,936, respectively.

In accordance with banking regulations, the board of directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Delanco Federal’s capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the board of directors.

Indemnification for Directors and Officers

New Delanco Bancorp’s certificate of incorporation provides that new Delanco Bancorp must indemnify all directors and officers of new Delanco Bancorp against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of new Delanco Bancorp. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party. Except insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of new Delanco Bancorp pursuant to its certificate of incorporation or otherwise, new Delanco Bancorp has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Stock Ownership

The following table provides information as of June 1, 2013 about the persons known to us to be the beneficial owners of more than 5% of old Delanco Bancorp’s outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Delanco MHC 615 Burlington Avenue Delanco, New Jersey 08075	899,099	55.0%

The following table provides information about the shares of old Delanco Bancorp common stock that may be considered to be owned by each director of old Delanco Bancorp, each executive officer named in the summary compensation table and by all directors and executive officers of old Delanco Bancorp as a group as of June 1, 2013. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The number of shares beneficially owned by all directors and executive officers as a group totaled 3.9% of our outstanding common stock as of June 1, 2013. Each director owned less than 1.0% of our outstanding common stock as of that date, except for Mr. Igo who owned 1.2% of our common stock.

Name	Number of Shares Owned

Thomas J. Coleman III	10,947
James E. Igo	19,076	(1)
John A. Latimer	7,500
Eva Modi	3,447	(1)
Daniel R. Roccato	—
James W. Verner	10,400	(2)
Renee C. Vidal	5,000

All directors and executive officers as a group (8 persons)	63,272

(1)	Includes 2,030 and 1,447 allocated shares held in ESOP trust for Mr. Igo and Ms. Modi, respectively, which are voted by the ESOP trustee.
(2)	Includes 4,210 shares held by spouse’s IRA.

Subscriptions by Executive Officers and Directors

The table below sets forth, for each of our directors and named executive officers and for all of the directors and named executive officers as a group, the following information:

•

the number of shares of new Delanco Bancorp common stock to be received in exchange for shares of old Delanco Bancorp common stock upon consummation of the conversion and the offering, based upon their beneficial ownership of old Delanco Bancorp common stock as of June 1, 2013;

•	the proposed purchases of new Delanco Bancorp common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	the total amount of new Delanco Bancorp common stock to be held upon consummation of the conversion and the offering.

In each case, it is assumed that shares are sold and the exchange ratio is calculated at the midpoint of the offering range. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 33.0% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. See “The Conversion and Offering—Limitations on Purchases of Shares.”

	Number of Shares Received in Exchange for Shares of Old Delanco Bancorp (1)	Proposed Purchases of Stock in the Offering		Total Common Stock to be Held
Name of Beneficial Owner		Number of Shares	Dollar Amount	Number of Shares (1)	Percentage of Total Outstanding
Directors:
Thomas J. Coleman III	6,322	6,000	$48,000	12,322	1.3%
James E. Igo	11,018	12,000	$96,000	23,018	2.4%
John A. Latimer	4,332	2,500	$20,000	6,832	*
Daniel R. Roccato	—	500	$4,000	500	*
James W. Verner	6,007	3,000	$24,000	9,007	*
Renee C. Vidal	2,888	2,000	$16,000	4,888	*

Executive Officers Who are Not Also Directors:
Douglas R. Allen, Jr.	3,986	—	—	3,986	*
Eva Modi	1,990	500	$4,000	2,490	*

All Directors and Executive Officers as a Group (8 persons)	36,543	26,500	$212,000	63,043	6.6%

*	Less than 1.0%.
(1)	Based on information presented in “Stock Ownership.”

Regulation and Supervision

General

Delanco Federal, as a federal savings association, is currently subject to extensive regulation, examination and supervision by the OCC, as its primary federal regulator, and by the FDIC as the insurer of its deposits. Delanco Federal is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Delanco Federal must file reports with the OCC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OCC to evaluate Delanco Federal’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes. Any change in such policies, whether by the OCC, the FDIC or Congress, could have a material adverse impact on new Delanco Bancorp and Delanco Federal and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) made extensive changes to the regulation of Delanco Federal. Under the Dodd-Frank Act, the Office of Thrift Supervision was eliminated and responsibility for the supervision and regulation of federal savings associations such as Delanco Federal was transferred to the OCC on July 21, 2011. The OCC is the agency that is primarily responsible for the regulation and supervision of national banks. Additionally, the Dodd-Frank Act created a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements. However, institutions of less than $10 billion in assets, such as Delanco Federal, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the enforcement authority of, their prudential regulators.

Certain of the regulatory requirements that are or will be applicable to Delanco Federal and new Delanco Bancorp are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Delanco Federal and new Delanco Bancorp.

Federal Banking Regulation

Business Activities. The activities of federal savings banks, such as Delanco Federal, are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.

Capital Requirements. The applicable capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor assigned by the capital regulation based on the risks believed inherent in the type of asset. Tier 1 (core) capital is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible debt securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OCC also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular risks or circumstances. See “—Regulatory Agreement” below for information on the individual minimum capital requirements currently applicable to Delanco Federal.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies, including savings and loan holding companies, that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. In early July 2013, the Federal Reserve Board and the OCC approved revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. “Basel III” refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The rules include new risk-based capital and leverage ratios, which are effective January 1, 2015, and revise the definition of what constitutes “capital” for purposes of calculating those ratios. The proposed new minimum capital level requirements applicable to new Delanco Bancorp and Delanco Federal will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Prompt Corrective Regulatory Action. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept broker deposits. The OCC is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts. Delanco Federal’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Deposit insurance per account owner is currently $250,000. Under the FDIC’s risk-based assessment system, insured institutions are assigned a risk category based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Institutions deemed less risky pay lower assessments. The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act required the FDIC to revise its procedures to base its assessments upon each insured institution’s total assets less tangible equity instead of deposits. The FDIC finalized a rule, effective April 1, 2011, that set the assessment range at 2.5 to 45 basis points of total assets less tangible equity.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Delanco Federal. Management cannot predict what insurance assessment rates will be in the future.

Loans to One Borrower. Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Qualified Thrift Lender Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least nine months out of each 12-month period.

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and the Dodd-Frank Act also specifies that failing the qualified thrift lender test is a violation of law that could result in an enforcement action and dividend limitations. As of March 31, 2013, Delanco Federal maintained 79.9% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. Federal regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the OCC is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under OCC regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. If an application is not required, the institution must still provide 30 days prior written notice to, and receive the nonobjection of, the Federal Reserve Board of the capital distribution if, like Delanco Federal, it is a subsidiary of a holding company, as well as an informational notice filing to the OCC. If Delanco Federal’s capital ever fell below its regulatory requirements or the OCC notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the OCC could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

Community Reinvestment Act. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution’s failure to satisfactorily comply with the provisions of the Community Reinvestment Act could result in denials of regulatory applications. Responsibility for administering the Community Reinvestment Act, unlike other fair lending laws, is not being transferred to the Consumer Financial Protection Bureau. Delanco Federal received an “outstanding” Community Reinvestment Act rating in its most recently completed examination.

Transactions with Related Parties. Federal law limits Delanco Federal’s authority to engage in transactions with “affiliates” (e.g., any entity that controls or is under common control with Delanco Federal, including new Delanco Bancorp and Delanco MHC and their other subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by new Delanco Bancorp to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Delanco Federal’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Delanco Federal may make to insiders based, in part, on Delanco Federal’s capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved.

Enforcement. The OCC currently has primary enforcement responsibility over savings associations and has authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the OCC that enforcement action be taken with respect to a particular savings association. If action is not taken by the OCC, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Federal Home Loan Bank System. Delanco Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Delanco Federal, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Delanco Federal was in compliance with this requirement with an investment in Federal Home Loan Bank stock at March 31, 2013 of $203 thousand.

Federal Reserve Board System. The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). For 2013, the regulations provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $71.0 million; a 10% reserve ratio is applied above $71.0 million. The first $11.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2013, require a 3% ratio for up to $79.5 million and an exemption of $12.4 million. Delanco Federal complies with the foregoing requirements. In October 2008, the Federal Reserve Board began paying interest on certain reserve balances.

Other Regulations

Delanco Federal’s operations are also subject to federal laws applicable to credit transactions, including the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Delanco Federal also are subject to laws such as the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check.

Holding Company Regulation

General. As a savings and loan holding company, old Delanco Bancorp is, and new Delanco Bancorp will be, subject to Federal Reserve Board regulations, examinations, supervision, reporting requirements and regulations regarding its activities. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to Delanco Federal.

Pursuant to federal law and regulations and policy, a savings and loan holding company such as new Delanco Bancorp may generally engage in the activities permitted for financial holding companies under Section 4(k) of the Bank Holding Company Act and certain other activities that have been authorized for savings and loan holding companies by regulation.

Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the Federal Reserve Board or from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Source of Strength. The Dodd-Frank Act also extends the “source of strength” doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the “source of strength” policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Dividends. The Federal Reserve Board has the power to prohibit dividends by savings and loan holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which also applies to savings and loan holding companies and which expresses the Federal Reserve Board’s view that a holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

Acquisition of New Delanco Bancorp. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the Federal Reserve Board has found that the acquisition will not result in a change of control. Under the Change in Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Regulatory Agreement

Delanco Federal is a party to a formal written agreement with the OCC dated November 21, 2012. The written agreement supersedes and terminates the Order to Cease and Desist issued by the Office of Thrift Supervision on March 17, 2010.

The written agreement requires Delanco Federal to take the following actions:

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prepare a three-year strategic plan that establishes objectives for Delanco Federal’s overall risk profile, earnings performance, growth, balance sheet mix, liability structure, reduction in the volume of nonperforming assets, and product line development;

•

prepare a capital plan that includes specific proposals related to the maintenance of adequate capital, identifies strategies to strengthen capital if necessary and includes detailed quarterly financial projections. If the OCC determines that Delanco Federal has failed to submit an acceptable capital plan or fails to implement or adhere to its capital plan, then the OCC may require Delanco Federal to develop a contingency capital plan detailing Delanco Federal’s proposal to sell, merge or liquidate Delanco Federal;

•	prepare a criticized asset plan that will include strategies, targets and timeframes to reduce Delanco Federal’s level of criticized assets;

•	implement a plan to improve Delanco Federal’s credit risk management and credit administration practices;

•	implement programs and policies related to Delanco Federal’s allowance for loan and lease losses, liquidity risk management, independent loan review and other real estate owned;

•	review the capabilities of Delanco Federal’s management to perform present and anticipated duties and to recommend and implement any changes based on such assessment;

•	not pay any dividends or make any other capital distributions without the prior written approval of the OCC;

•	not make any severance or indemnification payments without complying with regulatory requirements regarding such payments; and

•	comply with prior regulatory notification requirements for any changes in directors or senior executive officers.

The written agreement will remain in effect until terminated, modified, or suspended in writing by the OCC.

We have submitted strategic and capital plans to the OCC and have developed the other plans and policies required by the written agreement. The written agreement will remain in effect until terminated, modified, or suspended in writing by the OCC.

The written agreement does not require Delanco Federal to maintain any specific minimum regulatory capital ratios. However, by letter dated January 2, 2013, the OCC established higher individual minimum capital requirements for Delanco Federal. Specifically, Delanco Federal must maintain Tier 1 capital at least equal to 8% of adjusted total assets, Tier 1 capital at least equal to 12% of risk-weighted assets, and total capital at least equal to 13% of risk-weighted assets. At March 31, 2013, Delanco Federal’s Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 7.79%, 13.41% and 14.67%, respectively.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2008. For its 2013 fiscal year, old Delanco Bancorp’s maximum federal income tax rate was 34.0%.

New Delanco Bancorp and Delanco Federal will enter into a tax allocation agreement. Because new Delanco Bancorp will own 100% of the issued and outstanding capital stock of Delanco Federal, new Delanco Bancorp and Delanco Federal will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group new Delanco Bancorp is the common parent corporation. As a result of this affiliation, Delanco Federal may be included in the filing of a consolidated federal income tax return with new Delanco Bancorp and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.

Distributions. If Delanco Federal makes “non-dividend distributions” to new Delanco Bancorp, the distributions will be considered to have been made from Delanco Federal’s unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the “non-dividend distributions,” and then from Delanco Federal’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Delanco Federal’s taxable income. Non-dividend distributions include distributions in excess of Delanco Federal’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Delanco Federal’s current or accumulated earnings and profits will not be so included in Delanco Federal’s taxable income.

The amount of additional taxable income triggered by a non-dividend distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Delanco Federal makes a non-dividend distribution to new Delanco Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Delanco Federal does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

New Delanco Bancorp and old Delanco Bancorp are subject to the New Jersey’s Corporation Business Tax at the rate of 9% on their taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, “taxable income” generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

Comparison of Shareholders’ Rights

As a result of the conversion, current holders of old Delanco Bancorp common stock will become shareholders of new Delanco Bancorp. There are certain differences in shareholder rights arising from distinctions between the federal stock charter and bylaws of old Delanco Bancorp and the certificate of incorporation and bylaws of new Delanco Bancorp and from distinctions between laws with respect to federally chartered savings and loan holding companies and New Jersey law.

In some instances, the rights of shareholders of new Delanco Bancorp will be less than the rights shareholders of old Delanco Bancorp currently have. The decrease in shareholder rights under the New Jersey certificate of incorporation and bylaws are not mandated by New Jersey law but have been chosen by management as being in the best interest of new Delanco Bancorp. In some instances, the differences in shareholder rights may increase management rights. In other instances, the provisions in new Delanco Bancorp’s certificate of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult. We believe that the provisions described below are prudent and will enhance our ability to remain an independent financial institution and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the conversion proceeds into productive assets and allow us to implement our business plan during the initial period after the conversion. We believe these provisions are in the best interests of new Delanco Bancorp and its shareholders.

The following discussion is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather summarizes the more significant differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the certificate of incorporation and bylaws of new Delanco Bancorp.

Authorized Capital Stock. The authorized capital stock of old Delanco Bancorp consists of 7,000,000 shares of common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share. The authorized capital stock of the new Delanco Bancorp will consist of 20,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share.

Old Delanco Bancorp’s charter and new Delanco Bancorp’s certificate of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.

Issuance of Capital Stock. Currently, pursuant to applicable laws and regulations, Delanco MHC is required to own not less than a majority of the outstanding common stock of old Delanco Bancorp. There will be no such restriction applicable to new Delanco Bancorp following consummation of the conversion, as Delanco MHC will cease to exist.

New Delanco Bancorp’s certificate of incorporation does not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of new Delanco Bancorp, whereas old Delanco Bancorp’s federal stock charter provides that no shares may be issued to directors, officers or controlling persons other than as part of a general public offering, or to directors for purposes of qualifying for service as directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, new Delanco Bancorp could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of the capital stock of new Delanco Bancorp could be issued directly to directors or officers without shareholder approval. However, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations.

Neither the federal stock charter and bylaws of old Delanco Bancorp nor the certificate of incorporation and bylaws of new Delanco Bancorp provide for preemptive rights to shareholders in connection with the issuance of capital stock.

Voting Rights. Neither the federal stock charter of old Delanco Bancorp nor the certificate of incorporation of new Delanco Bancorp permits cumulative voting in the election of directors. Cumulative voting entitles you to a number of votes equaling the number of shares you hold multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when two directors are to be elected, cumulative voting allows a holder of 100 shares to cast 200 votes for a single nominee, apportion 100 votes for each nominee, or apportion 200 votes in any other manner.

Payment of Dividends. The ability of Delanco Federal to pay dividends on its capital stock is restricted by OCC and Federal Reserve Board regulations and by tax considerations related to savings associations. Delanco Federal will continue to be subject to these restrictions after the conversion, and such restrictions will indirectly affect new Delanco Bancorp because dividends from Delanco Federal will be a primary source of funds for the payment of dividends to the shareholders of new Delanco Bancorp.

New Jersey law generally provides that, unless otherwise restricted in a corporation’s certificate of incorporation, a corporation’s board of directors may authorize and a corporation may pay dividends to shareholders. However, a distribution may not be made if, after giving effect thereto, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than its total liabilities.

Board of Directors. The bylaws of old Delanco Bancorp and the certificate of incorporation of new Delanco Bancorp each require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of old Delanco Bancorp and the bylaws of new Delanco Bancorp, any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present. Any director of old Delanco Bancorp so chosen shall hold office until the next annual meeting of shareholders, and any director of new Delanco Bancorp so chosen shall hold office until the next annual meeting of shareholders and until his or her successor shall have been elected and qualified.

The bylaws of new Delanco Bancorp provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

In addition, the bylaws of new Delanco Bancorp require that a majority of the directors reside in New Jersey. This provision may prevent shareholders from nominating themselves or persons of their choosing for election to the board of directors.

Under the bylaws of old Delanco Bancorp, directors may be removed only for cause at a meeting of shareholders called for such purpose by the vote of the holders of a majority of the shares of stock entitled to vote at an election of directors. The certificate of incorporation of new Delanco Bancorp provides that any director may be removed by shareholders only for cause upon the affirmative vote of the holders of not less than 80% of the shares entitled to vote in the election of directors. The higher vote threshold will make it more difficult for shareholders to remove directors and replace them with their own nominees.

Limitations on Liability. The certificate of incorporation of new Delanco Bancorp provides that, to the fullest extent permitted under New Jersey law, the directors and officers of new Delanco Bancorp shall have no personal liability to new Delanco Bancorp or its shareholders for damages for breach of any duty owed to new Delanco Bancorp or its shareholders, provided that no director or officer shall be relieved from liability for any breach of duty based upon an act or omission (1) in breach of the director’s or officer’s duty of loyalty to new Delanco Bancorp or its shareholders, (2) not in good faith or involving a knowing violation of law, or (3) resulting in receipt by such person of an improper personal benefit.

Currently, federal law does not permit federally chartered savings and loan holding companies like old Delanco Bancorp to limit the personal liability of directors in the manner provided by New Jersey law and the laws of many other states.

Indemnification of Directors, Officers, Employees and Agents. Federal regulations provide that old Delanco Bancorp must indemnify its directors, officers and employees for any costs incurred in connection with any action involving any such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of old Delanco Bancorp or its shareholders. Old Delanco Bancorp also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, old Delanco Bancorp is required to notify the Federal Reserve Board of its intention and such payment cannot be made if the Federal Reserve Board objects thereto.

The certificate of incorporation of new Delanco Bancorp provides that it will indemnify its directors and officers, whether serving it or at its request any other entity, to the fullest extent required or permitted under New Jersey law. Such indemnification includes the advancement of expenses. The certificate of incorporation of new Delanco Bancorp also provides that new Delanco Bancorp will indemnify its employees and agents and any director, officer, employee or agent of any other entity to such extent as shall be authorized by the board of directors and be permitted by law.

Special Meetings of Shareholders. The bylaws of old Delanco Bancorp provide that special meetings of the shareholders of old Delanco Bancorp may be called by the Chairman, President, a majority of the board of directors or the holders of not less than one-tenth of the outstanding capital stock of old Delanco Bancorp entitled to vote at the meeting. The bylaws of new Delanco Bancorp provide that special meetings of shareholders may be called by the Chairman, the President or a majority of the board of directors. In addition, New Jersey law provides that a special meetings of shareholders may be called by a court upon the application of the holders of not less than 10% of all the shares entitled to vote at a meeting.

Shareholder Nominations and Proposals. The bylaws of old Delanco Bancorp provide an advance notice procedure for shareholders to nominate directors or bring other business before an annual or special meeting of shareholders of old Delanco Bancorp. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the old Delanco Bancorp board of directors or by a shareholder who has given appropriate notice to old Delanco Bancorp before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given old Delanco Bancorp appropriate notice of its intention to bring that business before the meeting.

New Delanco Bancorp’s bylaws establish a more comprehensive advance notice procedure for shareholders to nominate directors at an annual or special meeting of shareholders or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the new Delanco Bancorp board of directors or by a shareholder who has given appropriate notice to new Delanco Bancorp before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given new Delanco Bancorp appropriate notice of its intention to bring that business before the meeting. New Delanco Bancorp’s secretary must receive notice of the nomination or proposal not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year’s annual meeting, notice must be received no earlier than 120 days and no later than the later of the 90th day prior to the annual meeting or, if public disclosure of the annual meeting is made less than 100 days prior to the annual meeting, the 10th day following the day on which such public notice of the date of the annual meeting was made. A shareholder who desires to raise new business must provide certain information to new Delanco Bancorp concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide new Delanco Bancorp with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives new Delanco Bancorp’s board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform shareholders and make recommendations about those matters.

Shareholder Action Without a Meeting. Under New Jersey law, action may be taken by shareholders of new Delanco Bancorp without a meeting if all shareholders entitled to vote on the action give written consent to taking such action without a meeting. Similarly, the Bylaws of new Delanco Bancorp provide that action may be taken by shareholders without a meeting if all shareholders entitled to vote on the matter consent to the taking of such action without a meeting.

Shareholder’s Right to Examine Books and Records. A federal regulation, which is currently applicable to old Delanco Bancorp, provides that shareholders holding of record at least $100,000 of stock or at least 1% of the total outstanding voting shares may inspect and make extracts from specified books and records of a federally chartered savings and loan association after proper written notice for a proper purpose.

Under New Jersey law, a shareholder who has been a shareholder for at least six months or who holds, or is authorized in writing by holders of, at least 5% of the outstanding shares of any class or series of stock of a corporation has the right, for any proper purpose and upon at least five days’ written notice, to inspect in person or by agent or attorney the minutes of the proceedings of the corporation’s shareholders and its record of shareholders. Irrespective of the period such shareholder has held new Delanco Bancorp stock or the amount of stock such shareholder holds, a court may, upon proof of proper purpose, compel production for examination by the shareholder of the books and records of account, minutes and record of shareholders of new Delanco Bancorp.

Limitations on Voting Rights. The certificate of incorporation of new Delanco Bancorp provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of new Delanco Bancorp or any subsidiary or a trustee of a plan.

In addition, Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of new Delanco Bancorp’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The charter of old Delanco Bancorp provides that no person, other than Delanco MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of old Delanco Bancorp or any subsidiary.

Mergers, Consolidations and Sales of Assets. Federal regulations currently require the approval of two-thirds of the board of directors of old Delanco Bancorp and the holders of two-thirds of the outstanding stock of old Delanco Bancorp entitled to vote thereon for mergers, consolidations and sales of all or substantially all of its assets. Such regulation permits old Delanco Bancorp to merge with another corporation without obtaining the approval of its shareholders if:

•	it does not involve an interim savings institution;

•	the charter of old Delanco Bancorp is not changed;

•

each share of old Delanco Bancorp stock outstanding immediately before the effective date of the transaction is to be an identical outstanding share or a treasury share of old Delanco Bancorp after such effective date; and

•

either: (a) no shares of voting stock of old Delanco Bancorp and no securities convertible into such stock are to be issued or delivered under the plan of combination or (b) the authorized unissued shares or the treasury shares of voting stock of old Delanco Bancorp to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of old Delanco Bancorp outstanding immediately before the effective date of the transaction.

The certificate of incorporation of new Delanco Bancorp requires the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of shares of capital stock of new Delanco Bancorp to enter into any merger, consolidation, liquidation or dissolution or any action that would result in the sale or other disposition of all or substantially all of the assets of new Delanco Bancorp unless the transaction is approved by two-thirds of the entire board of directors, in which case such transactions shall only require the shareholder vote, if any, as would be required under New Jersey law. Under New Jersey law, a merger or consolidation of new Delanco Bancorp requires approval of a majority of the votes cast by shareholders, except that no approval by shareholders is required for a merger if:

•	the plan of merger does not make an amendment of the certificate of incorporation that would be required to be approved by the shareholders;

•

each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after;

•

the number of shares that entitle their holders to vote unconditionally in the election of directors (“voting shares”) outstanding immediately after the merger, plus the number of voting shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of voting shares outstanding immediately before the merger; and

•

the number of shares entitling holders to participate in distributions without limitation (“participating shares”) outstanding immediately after the merger, plus the number of participating shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of participating shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the shareholders shall not be required to authorize a merger with or into a 90% owned subsidiary of new Delanco Bancorp.

Under New Jersey law, a sale of all or substantially all of new Delanco Bancorp’s assets other than in the ordinary course of business, or a voluntary dissolution of new Delanco Bancorp, requires the approval of its board of directors and the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon.

Business Combinations with Interested Stockholders. New Jersey law prohibits any merger, consolidation, sale, liquidation, or dissolution with any “interested stockholder” for a period of five years following the interested stockholder’s stock acquisition date unless (i) the business combination is approved by the board of directors prior to the stock acquisition date or (ii) the business combination which caused the person to become an interested stockholder was approved by the board of directors prior to that interested stockholder’s stock acquisition date and any subsequent business combinations with that interested stockholder are approved by the board of directors, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee of that board, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder, and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose. An interested stockholder is any person who, directly or indirectly, has the right to vote or to sell 10% or more of the outstanding shares. Affiliates and associates of an interested stockholder are also considered to be interested stockholders. In addition, new Delanco Bancorp’s certificate of incorporation requires that at least one of the following conditions be met to engage in a business combination with an interested stockholder: (i) approval by the board of directors prior to the interested stockholder’s stock acquisition date and thereafter approval by shareholders; (ii) approval by the affirmative vote of the holders of at least two-thirds of the voting shares not beneficially owned by that interested stockholder at a meeting called for such purpose; or (iii) satisfaction of certain minimum price conditions, as set forth in the certificate of incorporation.

Neither the charter or bylaws of old Delanco Bancorp nor the federal laws and regulations applicable to old Delanco Bancorp contain a provision that restricts business combinations between old Delanco Bancorp and any interested stockholder in the manner set forth above.

Dissenters’ Rights of Appraisal. Under New Jersey law, shareholders of new Delanco Bancorp have the right to dissent from any plan of merger or consolidation to which new Delanco Bancorp is a party, and to demand payment for the fair value of their shares. However, unless the certificate of incorporation otherwise provides, New Jersey law provides that shareholders do not have a right to dissent from any plan of merger or consolidation with respect to shares (1) of a class or series which is listed on a national securities exchange or is held of record by not less than 1,000 holders; or (2) for which, pursuant to the plan of merger or consolidation, such shareholder will receive (x) cash, (y) shares, obligations or other securities which, upon consummation of the merger or consolidation, will either be listed on a national securities exchange or held of record by not less than 1,000 holders, or (z) cash and such securities. In addition, New Jersey law provides that, unless the certificate of incorporation provides otherwise, shareholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of such shareholders. In addition, unless a corporation’s certificate of incorporation provides otherwise, New Jersey law provides that shareholders do not have a right to dissent from any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation (1) with respect to shares of a class or series which is listed on a national securities exchange or is held of record by not less than 1,000 holders; (2) from a transaction pursuant to a plan of dissolution of the corporation which provides for distribution of substantially all of its net assets to shareholders in accordance with their respective interests within one year after the date of such transaction, where such transaction is wholly for (x) cash or (y) shares, obligations or other securities which, upon consummation of the plan of dissolution, will either be listed on a national securities exchange or held of record by not less than 1,000 holders, or (z) cash and such securities; or (3) from a sale pursuant to an order of a court having jurisdiction. New Delanco Bancorp’s certificate of incorporation and bylaws are silent as to dissenters’ rights.

Evaluation of Offers; Other Corporate Constituencies. The certificate of incorporation of new Delanco Bancorp provides that its directors, in discharging their duties to new Delanco Bancorp and in determining what they reasonably believe to be in the best interest of new Delanco Bancorp, may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the action on new Delanco Bancorp’s employees, suppliers, creditors and customers; (b) the effects of the action on the communities in which new Delanco Bancorp operates; and (c) the long-term as well as the short-term interests of new Delanco Bancorp and its shareholders, including the possibility that these interests may best be served by the continued independence of new Delanco Bancorp. If on the basis of these factors the board of directors determines that any proposal or offer to acquire new Delanco Bancorp is not in the best interest of new Delanco Bancorp, it may reject such proposal or offer. If the board of directors determines to reject any such proposal or offer, the board of directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

By having these standards in the certificate of incorporation of new Delanco Bancorp, the board of directors may be in a stronger position to oppose such a transaction if the board of directors concludes that the transaction would not be in the best interest of new Delanco Bancorp, even if the price offered is significantly greater than the market price of any equity security of new Delanco Bancorp.

Amendment of Governing Instruments. No amendment of the charter of old Delanco Bancorp may be made unless it is first proposed by the board of directors, then preliminarily approved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The certificate of incorporation of new Delanco Bancorp generally may be amended by the holders of a majority of the shares entitled to vote, provided that any amendment of Sections 3.04 (limitation on common stock voting rights), 5.04 (classification of board of directors and director terms) or 5.06 (director considerations in evaluating offers), or Articles VI (certain shareholder voting requirements), VII (elimination of director and officer liability), VIII (indemnification of directors, officers, employees and agents) and IX (amendment of bylaws), must be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast by the holders of shares of capital stock of new Delanco Bancorp, except that the board of directors may amend the certificate of incorporation without any action by the shareholders to the fullest extent allowed under New Jersey law.

The bylaws of old Delanco Bancorp may be amended in a manner consistent with regulations of the Federal Reserve Board and shall be effective after (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the shareholders of old Delanco Bancorp at any legal meeting and (2) receipt of applicable regulatory approval. The bylaws of new Delanco Bancorp may be amended by the affirmative vote of two-thirds of the full board of directors or by the vote of the holders of not less than two-thirds of the votes cast by holders of the capital stock of new Delanco Bancorp entitled to vote generally in the election of directors (considered for this purpose as one class) at a meeting of the shareholders called for that purpose at which a quorum is present (provided that notice of such proposed amendment is included in the notice of such meeting).

Restrictions on Acquisition of New Delanco Bancorp

General

Certain provisions in the certificate of incorporation and bylaws of new Delanco Bancorp may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Certificate of Incorporation and Bylaws of New Delanco Bancorp

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal and state regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our certificate of incorporation and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Limitation on Voting Rights. Our certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of new Delanco Bancorp or any subsidiary or a trustee of a plan.

Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of new Delanco Bancorp.

Filling of Vacancies; Removal. Our certificate of incorporation provides that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the directors then in office. A person elected to fill a vacancy on the board of directors will serve until the next annual meeting of shareholders and until his or her successor shall have been elected and qualified. Our certificate of incorporation provides that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of 80% of the shares entitled to vote in the election of director. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

Qualification. Our bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. In addition, our bylaws require that a majority of the directors must reside in New Jersey. These provisions contained in our bylaws may prevent shareholders from nominating themselves or persons of their choosing for election to the board of directors.

Elimination of Cumulative Voting. Our certificate of incorporation provides that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.

Special Meetings of Shareholders. Our shareholders must act only through an annual or special meeting. Special meetings of shareholders may only be called by the Chairman, the President, a majority of the board of directors or by a court upon the application of the holders of not less than 10% of all the shares entitled to vote at a meeting. The limitations on the calling of special meetings of shareholders may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Amendment of Certificate of Incorporation. Our certificate of incorporation provides that certain amendments to our certificate of incorporation relating to a change in control of us must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of shares of capital stock entitled to vote.

Advance Notice Provisions for Shareholder Nominations and Proposals. Our bylaws establish an advance notice procedure for shareholders to nominate directors at an annual or special meeting of shareholders or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a shareholder who has given appropriate notice to us before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given us appropriate notice of the shareholder’s intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year’s annual meeting, notice must be received no earlier than 120 days and no later than the later of the 90th day prior to the annual meeting or, if public disclosure of the annual meeting is made less than 100 days prior to the annual meeting, the 10th day following the day on which such public notice of the date of the annual meeting was made. A shareholder who desires to raise new business must provide certain information to us concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about those matters.

Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our certificate of incorporation authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

New Jersey State Law

New Jersey law prohibits any merger, consolidation, sale, liquidation, or dissolution with any “interested stockholder” for a period of five years following the interested stockholder’s stock acquisition date unless (i) the business combination is approved by the board of directors prior to the stock acquisition date or (ii) the business combination which caused the person to become an interested stockholder was approved by the board of directors prior to that interested stockholder’s stock acquisition date and any subsequent business combinations with that interested stockholder are approved by the board of directors, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee of that board, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder, and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose. An interested stockholder is any person who, directly or indirectly, has the right to vote or to sell 10% or more of the outstanding shares. Affiliates and associates of an interested stockholder are also considered to be interested stockholders. New Jersey law also requires that at least one of the following conditions be met to engage in a business combination with an interested stockholder: (i) approval by the board of directors prior to the interested stockholder’s stock acquisition date and thereafter approval by shareholders; (ii) approval by the affirmative vote of the holders of at least two-thirds of the voting shares not beneficially owned by that interested stockholder at a meeting called for such purpose; or (iii) satisfaction of certain minimum price conditions.

Regulatory Restrictions

Federal Reserve Board Regulations. Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The acquisition of 10% or more of our outstanding common stock may trigger provisions of the Bank Holding Company Act, the Change in Bank Control Act of 1978, the Federal Reserve Board’s Regulation Y and OCC regulations. The Federal Reserve Board and OCC also require persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board and the OCC.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Federal Reserve Board and OCC regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Federal Reserve Board and the OCC to disapprove a proposed acquisition on certain specified grounds.

Description of New Delanco Bancorp Capital Stock

The common stock of new Delanco Bancorp represents nonwithdrawable capital, is not an account of any type, and is not insured by the FDIC or any other government agency.

General

New Delanco Bancorp is authorized to issue 25,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01. Each share of new Delanco Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. New Delanco Bancorp will not issue any shares of preferred stock in the conversion and offering.

Common Stock

Dividends. New Delanco Bancorp can pay dividends if, as and when declared by its board of directors. The payment of dividends by new Delanco Bancorp is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of new Delanco Bancorp will be entitled to receive and share equally in dividends declared by the board of directors of new Delanco Bancorp. If new Delanco Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of new Delanco Bancorp will possess exclusive voting rights in new Delanco Bancorp. They will elect new Delanco Bancorp’s board of directors and act on other matters as are required to be presented to them under New Jersey law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of New Delanco Bancorp,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If new Delanco Bancorp issues preferred stock, holders of new Delanco Bancorp preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Delanco Federal, new Delanco Bancorp, as the sole holder of Delanco Federal’s capital stock, would be entitled to receive all of Delanco Federal’s assets available for distribution after payment or provision for payment of all debts and liabilities of Delanco Federal, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of new Delanco Bancorp, the holders of its common stock would be entitled to receive all of the assets of new Delanco Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If new Delanco Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of new Delanco Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

New Delanco Bancorp will not issue any preferred stock in the conversion and offering and it has no current plans to issue any preferred stock after the conversion and offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of new Delanco Bancorp will be Registrar and Transfer Company, Cranford, New Jersey.

Registration Requirements

In connection with the conversion and offering, we will register our common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the conversion and offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

Legal and Tax Opinions

The legality of our common stock has been passed upon for us by Kilpatrick Townsend & Stockton LLP, Washington, D.C. The federal income tax consequences of the conversion have been opined upon by Kilpatrick Townsend & Stockton LLP. Connolly, Grady & Cha, P.C. has provided an opinion to us regarding the Pennsylvania income tax consequences of the conversion. Kilpatrick Townsend & Stockton LLP and Connolly, Grady & Cha, P.C. have consented to the references to their opinions in this proxy statement/prospectus.

Experts

The consolidated financial statements of old Delanco Bancorp and subsidiary as of March 31, 2013 and 2012, and for each of the years then ended, have been included herein in reliance upon the report of Connolly, Grady & Cha, P.C., an independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the summary in this proxy statement/prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this proxy statement/prospectus.

Other Information Relating to Directors and Executive Officers

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires old Delanco Bancorp’s executive officers and directors, and persons who own more than 10% of any registered class of old Delanco Bancorp’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals are required by regulation to furnish old Delanco Bancorp with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to old Delanco Bancorp from the individuals required to file the reports, old Delanco Bancorp believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended March 31, 2013.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by new Delanco Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Delanco Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Delanco Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Delanco Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

Delanco Federal maintains a program that enables all full-time employees to obtain a residential mortgage loan on a primary residence at a reduction of 1% from the rates available to the public for as long as the officer remains in the employ of Delanco Federal. Douglas R. Allen, Jr., Senior Vice President of Delanco Federal, has a mortgage loan from Delanco Federal that was made under this program at a rate of 2.875%. The largest amounts of principal outstanding during the 2011, 2012 and 2013 fiscal years on this loan were approximately $188,569, $184,781 and $180,844, respectively, and the outstanding balances at March 31, 2011, March 31, 2012 and March 31, 2013 were $184,781, $180,843 and $176,751, respectively. The total principal and interest paid on this loan during the 2011, 2012 and 2013 fiscal years was $3,788 and $7,140, $3,937 and $7,091 and $4,093 and $6,936, respectively.

In accordance with banking regulations, the board of directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Delanco Federal’s capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the board of directors.

Submission of Business Proposals and Shareholder Nominations

Old Delanco Bancorp will hold an annual meeting in 2014 only if the conversion is not completed. Old Delanco Bancorp’s Bylaws provide that, to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 days before the date of the annual meeting. However, if less than 40 days’ notice or prior public disclosure of the date of the annual meeting is given to shareholders, such notice must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to shareholders or prior public disclosure of the meeting date was made. A copy of the Bylaws may be obtained from old Delanco Bancorp. Old Delanco Bancorp must receive proposals that shareholders seek to include in the proxy statement for old Delanco Bancorp’s next annual meeting no later than May 29, 2014. If next year’s annual meeting is held on a date more than 30 calendar days from September 26, 2014, a shareholder proposal must be received by a reasonable time before old Delanco Bancorp begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

New Delanco Bancorp’s Bylaws provide that, to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year’s annual meeting, notice must be received no earlier than 120 days and no later than the later of the 90th day prior to the annual meeting or, if public disclosure of the annual meeting is made less than 100 days prior the annual meeting, the 10th day following the day on which such public notice of the date of the annual meeting was made.

Shareholder Communications

Old Delanco Bancorp encourages shareholder communications to the board of directors and/or individual directors. Shareholders who wish to communicate with the board of directors or an individual director should send their communications to the care of Douglas R. Allen, Jr., Corporate Secretary, Delanco Bancorp, Inc., 615 Burlington Avenue, Delanco, New Jersey 08075. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee.

Miscellaneous

Old Delanco Bancorp will pay the cost of this proxy solicitation. Old Delanco Bancorp will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of old Delanco Bancorp. Additionally, directors, officers and other employees of old Delanco Bancorp may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities. Old Delanco Bancorp has retained AST Phoenix Advisors, a proxy solicitation firm, to assist it in soliciting proxies and has agreed to pay them a fee of $7,000 plus reasonable expenses for these services.

If you and others who share your address own your shares in “street name,” your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in “street name” and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

If you and others who share your address own your shares in street name, your broker or other holder of record may be sending only one Annual Report and proxy statement to your address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate Annual Report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of our Annual Report and proxy statement, you can request householding by contacting your broker or other holder of record.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock to be issued in exchange for shares of old Delanco Bancorp common stock. This proxy statement/prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this proxy statement/prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Delanco MHC has filed an application for approval of the plan of conversion with the Federal Reserve Board. This proxy statement/prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at The Federal Reserve Bank of Philadelphia, Ten Independence Mall, Philadelphia, PA 19106.

A copy of the plan of conversion is available without charge from Delanco Federal.

The appraisal report of RP Financial, LC. has been filed as an exhibit to our registration statement and to our application to the Federal Reserve Board. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its Web site as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Federal Reserve Board as described above.

Index to Financial Statements of

Old Delanco Bancorp

* * *

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for new Delanco Bancorp have not been included in this proxy statement/prospectus because new Delanco Bancorp, which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Delanco Bancorp, Inc.

615 Burlington Avenue

Delanco, New Jersey 08075

We have audited the accompanying consolidated statements of financial condition of Delanco Bancorp, Inc. and subsidiary (the Company) as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delanco Bancorp, Inc. and subsidiary as of March 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Certified Public Accountants

Philadelphia, Pennsylvania

June 7, 2013

Delanco Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

	March 31,
	2013	2012
Assets
Cash and amount due from depository institutions	$506,921	$569,884
Interest-bearing deposits in other banks	6,215,845	6,079,801

Total cash and cash equivalents	6,722,766	6,649,685
Investment securities
Securities held-to-maturity (fair value of $20,285,670 and $17,606,748 at March 31, 2013 and 2012, respectively)	20,137,886	17,457,498
Securities available-for-sale (amortized cost of $2,217,032 and $237,096 at March 31, 2013 and 2012, respectively)	2,207,018	241,826

Total investment securities	22,344,904	17,699,324
Loans, net of allowance for loan losses of $1,032,818 and $1,160,535 at March 31, 2013 and 2012, respectively	88,419,084	99,431,618
Accrued interest receivable	427,736	417,102
Premises and equipment, net	6,855,000	7,131,980
Federal Home Loan Bank stock, at cost	202,500	219,100
Deferred income taxes, net	1,228,400	991,000
Bank-owned life insurance	153,588	147,508
Prepaid and refundable income taxes		160,250
Real estate owned	2,469,800	845,669
Other assets	590,804	615,383

Total Assets	$129,414,582	$134,308,619

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Non-interest bearing deposits	$6,872,713	$4,673,349
Interest-bearing deposits	110,161,401	116,915,542

Total deposits	117,034,114	121,588,891
Accrued interest payable	9,025	15,912
Advance payments by borrowers for taxes and insurance	366,604	399,920
Other liabilities	610,259	560,432

Total liabilities	118,020,002	122,565,155

Commitments and Contingencies (Note 21)

Stockholders’ Equity
Preferred stock, $.01 par value, 3,000,000 shares authorized; None issued Common stock, $.01 par value, 7,000,000 shares authorized; 1,634,725 shares issued and outstanding as of March 31, 2013 and 2012	16,347	16,347
Additional paid-in capital	6,570,852	6,590,557
Retained earnings, substantially restricted	5,332,716	5,656,867
Unearned common stock held by employee stock ownership plan	(448,567)	(480,608)
Accumulated other comprehensive loss	(76,768)	(39,699)

Total stockholders’ equity	11,394,580	11,743,464

Total Liabilities and Stockholders’ Equity	$129,414,582	$134,308,619

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

	Years Ended March 31,
	2013	2012
Interest Income
Loans	$4,483,176	$5,338,028
Investment securities	618,317	553,237

Total interest income	5,101,493	5,891,265
Interest Expense
Interest-bearing checking accounts	35,634	54,092
Passbook and money market accounts	186,335	269,568
Certificates of deposits	834,960	1,107,622
Advances from Federal Home Loan Bank		236

Total interest expense	1,056,929	1,431,518

Net interest income	4,044,564	4,459,747
Provision for loan losses	640,200	1,601,892

Net interest income after provision for loan losses	3,404,364	2,857,855
Non-Interest Income
Service charges	132,561	145,301
Income from bank-owned life insurance	6,081	5,805
Rental income	29,000	21,958
Other	33,399	13,642
Net loss on sale of real estate owned	(152,276)	(36,382)

Total non-interest income	48,765	150,324

Non-Interest Expense
Salaries and employee benefits	1,564,734	1,583,294
Advertising	21,862	24,730
Office supplies, telephone and postage	100,406	97,549
Loan expense	447,706	203,126
Occupancy expense	654,424	648,635
Federal insurance premiums	216,123	282,555
Real estate owned – impairment losses	56,493	104,316
Data processing expenses	217,252	215,240
ATM expenses	27,654	24,810
Bank charges and fees	69,528	77,425
Insurance and surety bond premium	79,526	80,170
Dues and subscriptions	22,942	25,863
Professional fees	248,522	208,175
Real estate owned expenses	130,906	56,368
Other	128,640	118,919

Total non-interest expense	3,986,718	3,751,175

Loss Before Income Tax Benefit	(533,589)	(742,996)

Income tax benefit	(209,438)	(249,052)

Net Loss	$(324,151)	$(493,944)

Loss per share
Basic	$(0.20)	$(0.31)
Diluted	$(0.20)	$(0.31)
Weighted average shares outstanding
Basic	1,589,868	1,586,664
Diluted	1,589,868	1,586,664

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income (Loss)

Years Ended March 31, 2013 and 2012

	March 31,
	2013	2012
Net (loss)	$(324,151)	$(493,944)

Other comprehensive income (loss), net of tax:
Postretirement benefit plan adjustment, net of deferred taxes (benefit) of ($18,815) and $2,993 in 2013 and 2012, respectively	(28,222)	4,489
Unrealized gains (loss) available-for-sale:
Unrealized holding gains (loss), net of deferred taxes (benefits) of ($5,898) and $2,385 in 2013 and 2012, respectively	(8,847)	3,578

Other comprehensive income (loss)	(37,069)	8,067

Total Comprehensive (Loss)	$(361,220)	$(485,877)

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended March 31, 2013 and 2012

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Common Stock Held By ESOP	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
BALANCES, MARCH 31, 2011	1,634,725	$16,347	$6,606,577	$6,150,811	$(512,648)	$(47,766)	$12,213,321
Net loss				(493,944)			(493,944)
Other comprehensive income, net of tax						8,067	8,067
3204.05 shares of common stock transferred to ESOP for services			(16,020)		32,040		16,020

BALANCES, MARCH 31, 2012	1,634,725	$16,347	$6,590,557	$5,656,867	$(480,608)	$(39,699)	$11,743,464
Net loss				(324,151)			(324,151)
Other comprehensive (loss), net of tax						(37,069)	(37,069)
3204.05 shares of common stock transferred to ESOP for services			(19,705)		32,041		12,336

BALANCES, MARCH 31, 2013	1,634,725	$16,347	$6,570,852	$5,332,716	$(448,567)	$(76,768)	$11,394,580

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Years Ended March 31,
	2013	2012
Cash Flows from Operating Activities
Net loss	$(324,151)	$(493,944)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of ESOP	19,705	16,020
Deferred income tax (benefit)	(270,150)	(240,996)
Depreciation	299,995	325,603
Amortization of premiums and accretion of discounts on securities, net	1,528	(2,859)
Income from bank owned life insurance	(6,081)	(5,805)
Loss on sale of real estate owned	152,276	36,382
Provision for loan losses	640,200	1,601,892
Changes in operating assets and liabilities
(Increase) decrease in:
Accrued interest receivable	(10,634)	41,422
Other assets	24,579	291,451
Prepaid and refundable income taxes	160,250	(160,250)
Increase (decrease) in:
Accrued interest payable	(6,887)	(6,746)
Other liabilities	49,828	(38,714)

Net cash provided by operating activities	730,458	1,363,456

Cash Flows from Investing Activities
Proceeds from sale of securities available-for-sale	20,064	12,199
Purchases of securities available-for-sale	(2,000,000)
Purchases of securities held-to-maturity	(21,645,000)	(19,000,000)
Proceeds from maturities and principal repayments of securities held-to-maturity	18,966,140	17,241,424
Redemption of Federal Home Loan Bank stock	16,600	55,600
Net decrease in loans	7,825,270	2,310,406
Proceeds from sale of real estate owned	770,657	412,002
Purchases of premises and equipment	(23,015)	(59,568)

Net cash provided by investing activities	3,930,716	972,063

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(4,554,777)	746,481
Net increase (decrease) in advance payments by borrowers for taxes and insurance	(33,316)	5,056
(Payments) borrowing on line of credit from Atlantic Central Bankers Bank		(1,000,000)
(Payments on) advances from Federal Home Loan Bank		(1,100,000)

Net cash used in financing activities	(4,588,093)	(1,348,463)

Net Increase in Cash and Cash Equivalents	$73,081	$987,056
Cash and Cash Equivalents, Beginning of Year	6,649,685	5,662,629

Cash and Cash Equivalents, End of Year	$6,722,766	$6,649,685

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest	$1,063,816	$1,438,264

Cash paid during the year for income taxes	$1,500	$161,920

Supplemental Disclosure of Noncash Items
Loans transferred to real estate owned	$2,547,064	$523,414

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

1.	NATURE OF OPERATIONS

Delanco Bancorp, Inc. (the “Company”) is a federally-chartered subsidiary holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Delanco Federal Savings Bank (the “Bank”), and its wholly-owned subsidiaries, Delanco Financial Services Corporation, an inactive subsidiary, and DFSB Properties, LLC, a real estate company that holds other real estate acquired in foreclosure. The Company is majority owned by Delanco MHC, a federally chartered mutual holding company. Delanco MHC has virtually no operations or assets other than an investment in the Company, and is not included in these financial statements. The Bank provides a variety of financial services to individual and business customers located primarily in Southern New Jersey and Southeastern Pennsylvania. The Bank’s primary source of revenue is from single-family residential, commercial and multi-family real estate loans. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (“GAAP”) and predominant practices within the banking industry. The consolidated financial statements of the Company include the accounts of Delanco Federal Savings Bank and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates and assumptions that are particularly susceptible to significant changes relate to the determination of the allowance for losses on loans, the fair value of financial instruments, the valuation of foreclosed real estate and the valuation of deferred tax assets. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank’s loan portfolio consists of single-family residential, commercial and multi-family real estate loans in Southern New Jersey and Southeastern Pennsylvania. Accordingly, the ultimate collectibility of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Securities Held-to-Maturity: Securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available-for-Sale: Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses

The Bank grants mortgage, commercial, consumer and lines of credit loans to customers. A substantial portion of the loan portfolio is represented by mortgage, commercial and multi-family real estate loans in Southern New Jersey and Southeastern Pennsylvania. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The recognition of income on a loan is discontinued and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Past due status is determined based on contractual terms. Interest is subsequently recognized only as received until the loan is returned to accrual status. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled. The Bank’s practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower’s failure to meet repayment terms, the borrower’s deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan’s classification as a loss by regulatory examiners, or for other reasons.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a customer’s financial difficulties, the Bank grants a concession for other than an insignificant period of time to the customer that the Bank would not otherwise consider, the related loan is classified as a troubled debt restructuring (TDR). The Bank strives to identify customers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where the Bank grants the customer new terms that provide for a reduction of either interest or principal, the Bank measures any impairment on the restructuring as previously noted for impaired loans.

Bank-Owned Life Insurance

The Bank owns a life insurance policy on the life of a retired member of the Board of Directors. The cash surrender value of the policy is recorded as an asset of the bank and changes in this value are reflected in non-interest income. Death benefit proceeds in excess of the policy’s cash surrender value will be recognized as income upon receipt. There are no policy loans offset against the cash surrender value or restrictions on the use of the proceeds.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Charges for maintenance and repairs are expensed as incurred. Depreciation and amortization are provided over the estimated useful lives of the respective assets.

Real Estate Owned

Real estate owned is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Real estate owned is recorded at the lower of the carrying value of the loan or the fair value of the property, net of estimated selling costs. Costs relating to the development or improvement of the properties are capitalized while expenses related to the operation and maintenance of properties are recorded as an expense as incurred. Gains or losses upon dispositions are reflected in earnings as realized. The Company had $2,469,800 and $845,669 in real estate owned at March 31, 2013 and 2012, respectively. The Company recorded losses of $152,276 and $36,382 on sale of real estate owned for the years ended March 31, 2013 and 2012, respectively.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxescurrently due plus deferred taxes related primarily to tax net operating loss carryforwards and differences between the basis of available-for-sale securities, allowancefor loan losses, estimated losses on real estate owned, accumulated depreciation, and accrued employee benefits for financial and income tax reporting.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets and liabilities are recovered or settled, as well as operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when in the judgment of management, it is more likely than not that such deferred tax assets will not become available. Because the judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part be beyond the Company’s control, it is at least reasonably possible that management’s judgment about the need for a valuation allowance for deferred taxes could change in the near term.

Statements of Cash Flows

The Company considers all cash and amounts due from depository institutions and interest-bearing deposits in other banks with original maturities of less than 90 days to be cash equivalents for purposes of the statements of cash flows.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $21,862 and $24,730 for the years ended March 31, 2013 and 2012, respectively.

Employee Stock Ownership Plan (“ESOP”)

The Company accounts for its ESOP based on guidance by FASB ASC 718-40-50. Shares are released to participants proportionately as the loan is repaid. If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the ESOP participants is contingent upon the repayment of the loan to the Company.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share is calculated on the basis of net income divided by the weighted average number of shares outstanding. Diluted earnings per share includes dilutive potential shares as computed under the treasury stock method using average common stock prices. Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding plus the weighted average number of additional dilutive shares.

Reclassifications

Certain amounts as of and for the year ended March 31, 2012 have been reclassified to conform to the current year’s presentation. These changes had no effect on the Company’s results of operations or financial position.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Below is a discussion of recent accounting pronouncements. Recent pronouncements not discussed below were deemed to not be applicable to the Company.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220): The amendments in this update aim to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): The amendments in this update supersede certain pending paragraphs in ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to deliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private and nonprofit entities. The amendments in this update are effective for public entities for fiscal years, and interim annual periods within those years, beginning after December 15, 2011, consistent with ASU 2011-05. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet, Disclosure about Offsetting Assets and Liabilities (Topic 210): The objective of this update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhancement disclosures by requiring improved information about financial instruments and derivative instruments that are either (1)offset in accordance with either Section210-20-45 or Section815-10-45 or (2)subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they offset in accordance with either Section210-20-45 or Sections 815-10-45. These amendments are effective for annual periods beginning on or after January3, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not anticipate any material impact to the consolidated financial statements related to this guidance.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2011, the FASB issued ASU 2011-10, Property, Plant and Equipment (Topic 360): The objective of this update is to resolve the diversity in practice about whether the guidance in the Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, applies to a parent that ceases to have a controlling financial interest (as described in Subtopic 810-10 Consolidation – Overall) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This update does not address whether the guidance in Subtopic 360-20 would apply to other circumstances when parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not anticipate any material impact to the consolidated financial statements related to this guidance.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholder’s equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to achieve Common Fair Value Measurement (Topic 820) and Disclosure Requirement in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurement. The collective efforts of the Boards and their staff, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurement, including a consistent meaning of the term “fair value”. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Company’s financial condition on results of operations.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU is intended to improve financial reporting of repurchase agreements (“repos”) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments to the Codification in this ASU are intended to improve the accounting for these transactions by removing from the assessment of effective control the criterion requiring the transferor to have the ability to purchase or redeem the financial assets. The amendments in this update apply to all entities, both public and nonpublic. This ASU is effective for the first interim or annual periods beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modification of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of this pronouncement did not have a material impact on the Company’s financial condition on results ofoperations.

4.	RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in vault cash or on deposit with the Federal Reserve Bank. The Bank’s vault cash satisfied the required reserve at March 31, 2013 and 2012.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

5.	INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Company’s investment securities held-to-maturity and available-for-sale are as follows:

	Held-to-Maturity
	March 31,2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank Bonds	$4,590,643	$4,625	$(17,525)	$4,577,743
Federal Farm Credit Bonds	3,444,266	1,324	(16,560)	3,429,030
Federal Home Loan Mortgage Corporation Bonds	500,000		(2,198)	497,802
Federal National Mortgage Association	9,499,365	48,995	(9,546)	9,538,814
Municipal Bond	64,320			64,320

	18,098,594	54,944	(45,829)	18,107,709

Mortgage-Backed Securities:
Federal Home Loan Mortgage Corporation	965,204	64,850		1,030,054
Federal National Mortgage Association	780,572	64,261		844,833
Government National Mortgage Corporation	293,516	10,471	(913)	303,074

	2,039,292	139,582	(913)	2,177,961

Total	$20,137,886	$194,526	$(46,742)	$20,285,670

	Held-to-Maturity
	March 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank Bonds	$3,944,679	$5,438	$(8,455)	$3,941,662
Federal Farm Credit Bonds	3,000,000	2,330	(25,440)	2,976,890
Federal Home Loan Mortgage Corporation Bonds	1,499,258		(6,153)	1,493,105
Federal National Mortgage Association	5,997,304	25,730	(33,549)	5,989,485
Municipal Bond	104,320			104,320

	14,545,561	33,498	(73,597)	14,505,462

Mortgage-Backed Securities:
Federal Home Loan Mortgage Corporation	1,429,534	89,059	(1,932)	1,516,661
Federal National Mortgage Association	1,146,163	90,220	(243)	1,236,140
Government National Mortgage Corporation	336,240	13,238	(993)	348,485

	2,911,937	192,517	(3,168)	3,101,286

Total	$17,457,498	$226,015	$(76,765)	$17,606,748

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

5.	INVESTMENT SECURITIES (Continued)

	Available-for-Sale
	March 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank Bonds	$1,500,000	$1,175	$(4,795)	$1,496,380
Federal National Mortgage Association	500,000		(11,562)	488,438
Mutual Fund Shares	217,032	5,168		222,200

Total	$2,217,032	$6,343	$(16,357)	$2,207,018

	Available-for-Sale
	March 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual Fund Shares	$237,096	$4,730	$	$241,826

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

5.	INVESTMENT SECURITIES (Continued)

The following is a summary of the amortized cost and fair value of the Company’s investment securities held-to-maturity and available-for-sale by contractual maturity as of March 31, 2013 and 2012.

	March 31, 2013
	Held-to-maturity		Available-for-sale
	Amortized Cost	Fair Value	Amortized Cost		Fair Value
Amounts maturing in:
One year or less	$64,320	$64,320	$		$
After one year through five years	1,005,098	1,028,678
After five years through ten years	6,421,666	6,417,558
After ten years	12,646,802	12,775,114		2,000,000		1,984,818
Equity securities				217,032		222,200

	$20,137,886	$20,285,670		$2,217,032		$2,207,018

	March 31, 2012
	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost		Fair Value
Amounts maturing in:
One year or less	$104,450	$104,450	$		$
After one year through five years	510,271	531,593
After five years through ten years	3,444,444	3,449,467
After ten years	13,398,333	13,521,238
Equity securities				237,096		241,826

	$17,457,498	$17,606,748		$237,096		$241,826

The amortized cost and fair value of mortgage-backed securities are presented in the held-to-maturity category by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

5.	INVESTMENT SECURITIES (Continued)

Information pertaining to securities with gross unrealized losses at March 31, 2013 and 2012, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or Greater				Total
March 31, 2013	Fair Value	Gross Unrealized Losses	Fair Value		Gross Unrealized Losses		Fair Value	Gross Unrealized Losses
Federal Home Loan Bank Bonds	$2,454,531	$(22,320)	$		$		$2,454,531	$(22,320)
Federal Farm Credit Bonds	2,427,706	(16,560)					2,427,706	(16,560)
Federal Home Loan Mortgage Corporation	497,802	(2,198)					497,802	(2,198)
Federal National Mortgage Association	1,978,892	(21,108)					1,978,892	(21,108)

	7,358,931	(62,186)					7,358,931	(62,186)

Mortgage-Backed Securities:
Government National Mortgage Association				31,562		(913)	31,562	(913)

				31,562		(913)	31,562	(913)

Total	$7,358,931	$(62,186)		$31,562		$(913)	$7,390,493	$(63,099)

	Less Than 12 Months		12 Months or Greater		Total
March 31, 2012	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Federal Home Loan Bank Bonds	$2,000,000	$(8,455)	$	$	$2,000,000	$(8,455)
Federal Farm Credit Bonds	2,500,000	(25,440)			2,500,000	(25,440)
Federal Home Loan Mortgage Corporation	1,499,258	(6,153)			1,499,258	(6,153)
Federal National Mortgage Association	4,497,304	(33,549)			4,497,304	(33,549)

	10,496,562	(73,597)			10,496,562	(73,597)

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

5.	INVESTMENT SECURITIES (Continued)

	Less Than 12 Months		12 Months or Greater		Total
March 31, 2012	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Mortgage-Backed Securities:
Federal Home Loan Mortgage Corporation	$374,299	$(1,932)	$	$	$374,299	$(1,932)
Federal National Mortgage Association	345,832	(243)			345,832	(243)
Government National Mortgage Association	39,060	(993)			39,060	(993)

	759,191	(3,168)			759,191	(3,168)

Total	$11,255,753	$(76,765)	$	$	$11,255,753	$(76,765)

Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At March 31, 2013, the seventeen debt securities with unrealized losses have depreciated 0.86% from the Bank’s amortized cost basis. These unrealized losses relate principally to market changes in interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies, or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The Bank has pledged investment securities with a carrying amount of approximately $6,500,000 and $500,000 at March 31, 2013 and 2012, respectively, to the New Jersey Commissioner of Banking and Insurance under the provisions of the Government Unit Deposit Protection Act that enables the Bank to act as a public depository.

6.	LOANS

The Bank monitors and assesses the credit risk of its loan portfolio using the classes set forth below. These classes also represent the segments by which the Bank monitors the performance of its loan portfolio and estimates its allowance for loan losses.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

Residential real estate loans consist of loans secured by one-to four-family residences located in the Bank’s market area. The Bank has originated one-to four-family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. A mortgage loan originated by the Bank, for owner and non-owner occupied property, whether fixed rate or adjustable rate, can have a term of up to 30 years. Adjustable rate loan terms limit the periodic interest rate adjustment and the minimum and maximum rates that may be charged over the term of the loan based on the type of loan.

Commercial and multi-family real estate loans are generally originated in amounts up to the lower of 80% of the appraised value or cost of the property and are secured by improved property such as multi-family dwelling units, office buildings, retail stores, warehouses, church buildings and other non-residential buildings, most of which are located in the Bank’s market area. Commercial and multi-family real estate loans are generally made with fixed interest rates which mature or re-price in 5 to 7 years with principal amortization of up to 25 years.

Commercial loans include short and long-term business loans and commercial lines of credit for the purposes of providing working capital, supporting accounts receivable, purchasing inventory and acquiring fixed assets. The loans generally are secured by these types of assets as collateral and /or by personal guarantees provided by principals of the borrowers.

Construction loans will be made only if there is a permanent mortgage commitment in place. Interest rates on commercial construction loans are typically in line with normal commercial mortgage loan rates, while interest rates on residential construction loans are slightly higher than normal residential mortgage loan rates. These loans usually are adjustable rate loans and generally have terms of up to one year.

Consumer loans include installment loans and home equity loans, secured by first or second mortgages on homes owned or being purchased by the loan applicant. Home equity term loans and credit lines are credit accommodations secured by either a first or second mortgage on the borrower’s residential property. Interest rates charged on home equity term loans are generally fixed; interest on credit lines is usually a floating rate related to the prime rate. The Bank generally requires a loan to value ratio of less than or equal to 80% of the appraised value, including any outstanding prior mortgage balance.

Loans at March 31, 2013 and 2012 are summarized as follows:

	March 31,
	2013	2012
Residential (one to four family) real estate	$66,597,885	$70,191,726
Multi-family and commercial real estate	12,402,532	17,130,030
Commercial	1,165,774	1,480,322
Home equity	8,361,492	9,986,541
Consumer	959,771	1,046,744
Construction	82,849	838,841

Total loans	89,570,303	100,674,204

Net deferred loan origination fees	(118,401)	(82,051)
Allowance for loan losses	(1,032,818)	(1,160,535)

	(1,151,219)	(1,242,586)

Loans, net	$88,419,084	$99,431,618

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act) made extensive changes to the regulation of the Bank. Under the Dodd-Frank Act, the Office of Thrift Supervision (OTS) was eliminated and responsibility for the supervision and regulation of federal savings associations such as the Bank was transferred to the Office of the Comptroller of the Currency (OCC) on July 21, 2011. Under the authority issued to the OTS and now assumed by the OCC under the Home Owners Loan Act (HOLA) in 12 U.S.C. 1462 et seg. Subpart A, Section 560.93, the Bank is subject to a loans-to-one borrower limitation of 15% of capital funds. At March 31, 2013, the loans-to-one-borrower limitation was $1.8 million; this excluded an additional 10% of adjusted capital funds or approximately $1.2 million, which may be loaned if collateralized by readily marketable securities. At March 31, 2013, there were no loans outstanding or committed to any one borrower, which individually or in the aggregate exceeded the Bank’s loans-to-one-borrower limitations of 15% of capital funds.

A summary of the Bank’s credit quality indicators is as follows:

Pass – A credit which is assigned a rating of Pass shall exhibit some or all of the following characteristics:

a. Loans that present an acceptable degree of risk associated with the financing being considered as measured against earnings and balance sheet trends, industry averages, etc. Actual and projected indicators and market conditions provide satisfactory evidence that the credit will perform as agreed.

b. Loans to borrowers that display acceptable financial conditions and operating results. Debt service capacity is demonstrated and future prospects are considered good.

c. Loans to borrowers where a comfort level is achieved by the strength of the cash flows from the business or project and the strength and quantity of the collateral or security position (i.e.; receivables, inventory and other readily marketable securities) as supported by a current valuation and/or the strong capabilities of a guarantor.

Special Mention – Loans on which the credit risk requires more than ordinary attention by the Loan Officer. This may be the result of some erosion in the borrower’s financial condition, the economics of the industry, the capability of management, or changes in the original transaction. Loans which are currently sound yet exhibit potentially unacceptable credit risk or deteriorating long term prospects, will receive this classification. Loans which deviate from loan policy or regulations will not generally be classified in this category, but will be separately reported as an area of concern.

Classified – Classified loans include those considered by the Bank to be substandard, doubtful or loss.

An asset is considered “substandard” if it involves more than an acceptable level of risk due to a deteriorating financial condition, unfavorable history of the borrower, inadequate payment capacity, insufficient security or other negative factors within the industry, market or management. Substandard loans have clearly defined weaknesses which can jeopardize the timely payment of the loan.

Assets classified as “doubtful” exhibit all of the weaknesses defined under the substandard category but with enough risk to present a high probability of some principal loss on the loan, although not yet fully ascertainable in amount.

Assets classified as “loss” are those considered uncollectible or of little value, even though a collection effort may continue after the classification and potential charge-off.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

Non-Performing Loans

Non-performing loans consist of non-accrual loans (loans on which the accrual of interest has ceased), loans over ninety days delinquent and still accruing interest, renegotiated loans and impaired loans. Loans are generally placed on non-accrual status if, in the opinion of management, collection is doubtful, or when principal or interest is past due 90 days or more, unless the collateral is considered sufficient to cover principal and interest and the loan is in the process of collection.

The following table represents loans by credit quality indicator at March 31, 2013:

	Pass	Special Mention Loans	Classified Loans	Non- Performing Loans	Total
Residential real estate	$63,418,245	$304,427	$199,966	$2,675,247	$66,597,885
Multi-family and commercial real estate	8,719,717	119,950	465,287	3,097,578	12,402,532
Commercial	642,693	254,084	34,096	234,901	1,165,774
Home equity	8,074,576			286,916	8,361,492
Consumer	959,771				959,771
Construction	31,856			50,993	82,849

	$81,846,858	$678,461	$699,349	$6,345,635	$89,570,303

The following table represents past-due loans as of March 31, 2013:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loan Balances
Residential real estate	$1,745,733	$930,574	$1,542,578	$4,218,885	$62,379,000	$66,597,885
Multi-family and commercial real estate	314,279	231,377	2,303,228	2,848,884	9,553,648	12,402,532
Commercial			234,901	234,901	930,873	1,165,774
Home equity	204,467		286,916	491,383	7,870,109	8,361,492
Consumer	6,738			6,738	953,033	959,771
Construction					82,849	82,849

Total Loans	$2,271,217	$1,161,951	$4,367,623	$7,800,791	$81,769,512	$89,570,303

Percentage of Total Loans	2.53%	1.30%	4.88%	8.71%	91.29%	100.00%

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

The following table represents loans by credit quality indicator at March 31, 2012:

	Pass	Special Mention Loans	Classified Loans	Non- Performing Loans	Total
Residential real estate	$66,164,553	$307,900	$201,373	$3,517,900	$70,191,726
Multi-family and commercial real estate	11,245,514	248,424	576,490	5,059,602	17,130,030
Commercial	1,184,731	261,371	34,220		1,480,322
Home equity	9,986,541				9,986,541
Consumer	1,046,744				1,046,744
Construction	785,602			53,239	838,841

	$90,413,685	$817,695	$812,083	$8,630,741	$100,674,204

The following table represents past-due loans as of March 31, 2012:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loan Balances
Residential real estate	$507,424	$553,594	$2,988,511	$4,049,529	$66,142,197	$70,191,726
Multi-family and commercial real estate	572,459	784,866	4,255,026	5,612,351	11,517,679	17,130,030
Commercial	269,389			269,389	1,210,933	1,480,322
Home equity		41,983		41,983	9,944,558	9,986,541
Consumer	1,596	39,842		41,438	1,005,306	1,046,744
Construction					838,841	838,841

Total Loans	$1,350,868	$1,420,285	$7,243,537	$10,014,690	$90,659,514	$100,674,204

Percentage of Total Loans	1.34%	1.41%	7.20%	9.95%	90.05%	100.00%

The Bank determines whether a restructuring of debt constitutes a troubled debt restructuring (“TDR”) in accordance with guidance under FASB ASC Topic 310 Receivables. The Company considers a loan a TDR when the borrower is experiencing financial difficulty and the Bank grants a concession that they would not otherwise consider but for the borrower’s financial difficulties. A TDR includes a modification of debt terms or assets received in satisfaction of the debt (including a foreclosure or a deed in lieu of foreclosure) or a combination of types. The Bank evaluates selective criteria to determine if a borrower is experiencing financial difficulty, including the ability of the borrower to obtain funds from sources other than the Bank at market rates. The Bank considers all TDR loans as impaired loans and, generally, they are put on non-accrual status. The Bank will not consider the loan a TDR if the loan modification was made for customer retention purposes. The Bank’s policy for returning a loan to accruing status requires the preparation of a well documented credit evaluation which includes the following:

•

A review of the borrower’s current financial condition in which the borrower must demonstrate sufficient cash flow to support the repayment of all principal and interest including any amounts previously charged-off;

•	An updated appraisal or home valuation which must demonstrate sufficient collateral value to support the debt;

•	Sustained performance based on the restructured terms for at least six consecutive months;

•	Approval by senior management.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

The Bank had 15 loans totaling $3,529,218 and 15 loans totaling $3,964,879 whose terms were modified in a manner that met the criteria for a TDR as of March 31, 2013 and 2012, respectively. Restructured loans deemed to be TDRs typically are the result of extensions of the loan maturity date or a reduction of the interest rate to a rate that is below market, a combination of rate and maturity extension, or by other means including covenant modifications, forbearance and other concessions. However, the Company generally only restructures loans by modifying the payment structure to require payments of interest only or interest and escrows for a period of time or by reducing the actual interest rate to a current market rate, or a combination of both. In one instance, the Company restructured a loan by repaying loans with another lender who had a priority lien position and restructuring the whole indebtedness into an amortizing loan at market rates while taking additional collateral. As of March 31, 2013, six of the TDRs were commercial real estate loans with an aggregate outstanding balance of $1,795,150; one residential construction loan with an aggregate outstanding balance of $50,993 and eight were residential real estate loans with an aggregate outstanding balance of $1,683,075. The Company had one accruing TDR in the amount of $135,609 as of March 31, 2013 that was modified during the year. As of March 31, 2012, seven of the TDRs were commercial real estate loans with an aggregate outstanding balance of $2,702,026, one was a residential construction loan with an outstanding balance of $53,239 and the remaining loans were residential real estate loans with an aggregate outstanding balance of $1,209,614. All TDRs are considered impaired loans. If the Bank determines that the value of a modified loan is less than the recorded impairment in the loan, impairment is recognized through a charge to the allowance for loan losses at the time of determination.

Impaired loans are measured based on the present value of expected future discounted cash flows, the fair value of the loan or the fair value of the underlying collateral if the loan is collateral dependent. The recognition of interest income on impaired loans is the same for non-accrual loans discussed above. At March 31, 2013, the Bank had 25 loan relationships totaling $4,367,623 in non-accrual loans as compared to 25 relationships totaling $7,243,537 at March 31, 2012. At March 31, 2013, the Bank had no impaired loan relationships in which impaired loans had a related allowance for credit losses. During the quarter ended December 31, 2011 and in connection with the Bank’s change in regulators from the Office of Thrift Supervision to the Office of the Comptroller of the Currency, the Bank revised its allowance for loan loss reserve methodology based on regulatory guidance to the effect that the use of specific reserves was no longer permitted. As of March 31, 2012, the Bank no longer maintained specific valuation allowances against impaired loans. Any valuation adjustments on impaired loans are now charged against the loan balances at the time of valuation. The average balance of impaired loans totaled $7,244,941 for 2013 as compared to $8,545,736 for 2012, and interest income recorded on impaired loans during the year ended March 31, 2013 totaled $168,207 as compared to $152,910 for March 31, 2012.

The following table represents data on impaired loans at March 31, 2013 and 2012:

	March 31,
	2013		2012
Impaired loans for which a valuation allowance has been provided	$		$
Impaired loans for which no valuation allowance has been provided		6,345,635		8,630,741

Total loans determined to be impaired		$6,345,635		$8,630,741

Allowance for loans losses related to impaired loans	$		$

Average recorded investment in impaired loans		$7,244,941		$8,545,736

Cash basis interest income recognized on impaired loans		$168,207		$152,910

The following table presents impaired loans with no valuation allowance by portfolio class at March 31, 2013:

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While On Impaired Status
Impaired loans with no valuation allowance:
Residential real estate	$2,254,806	$2,222,651	$	$2,773,512	$83,173
Multi-family and commercial real estate	3,550,177	3,550,177		4,105,741	61,604
Commercial	234,898	234,898		172,181	8,211
Home equity	286,916	286,916		137,938	11,486
Consumer				3,235
Construction	50,993	50,993		52,334	3,733

Subtotal	$6,377,790	$6,345,635	$	$7,244,941	$168,207

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While On Impaired Status
Total impaired loans:
Residential real estate	$2,254,806	$2,222,651	$	$2,773,512	$83,173
Multi-family and commercial real estate	3,550,177	3,550,177		4,105,741	61,604
Commercial	234,898	234,898		172,181	8,211
Home equity	286,916	286,916		137,938	11,486
Consumer				3,235
Construction	50,993	50,993		52,334	3,733

Total	$6,377,790	$6,345,635	$	$7,244,941	$168,207

The following table presents impaired loans with no valuation allowance by portfolio class at March 31, 2012:

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While On Impaired Status
Impaired loans with no valuation allowance:
Residential real estate	$3,357,392	$3,343,613	$	$3,442,636	$66,366
Multi-family and commercial real estate	5,287,128	5,287,128		4,852,947	86,544
Commercial				19,363
Home equity				111,121
Consumer				119,669
Construction

Subtotal	$8,644,520	$8,630,741	$	$8,545,736	$152,910

Total impaired loans:
Residential real estate	$3,357,392	$3,343,613	$	$3,442,636	$66,366
Multi-family and commercial real estate	5,287,128	5,287,128		4,852,947	86,544
Commercial				19,363
Home equity				111,121
Consumer				119,669
Construction

Total	$8,644,520	$8,630,741	$	$8,545,736	$152,910

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

	March 31,
	2013	2012
Non-accrual loans:
Residential real estate	$992,173	$2,308,287
Multi-family and commercial real estate	1,302,430	2,357,246
Commercial	234,901
Home equity	286,916
Consumer
Construction

Total non-accrual loans	2,816,420	4,665,533

Troubled debt restructurings:
In non-accrual status:
Residential real estate	550,405	680,224
Multi-family and commercial real estate	1,000,798	1,897,780
Commercial
Home equity
Consumer
Construction

Total troubled debt restructurings in non-accrual status	1,551,203	2,578,004

Performing under modified terms:
Residential real estate	787,667	355,102
Multi-family and commercial real estate	1,139,352	978,863
Commercial
Home equity
Consumer
Construction	50,993	53,239

Total troubled debt restructurings performing under modified terms	1,978,012	1,387,204

Total troubled debt restructurings	3,529,215	3,965,208

Total non-performing loans	6,345,635	8,630,741
Real estate owned	2,469,800	845,669

Total non-performing assets	$8,815,435	$9,476,410

Non-performing loans as a percentage of loans	7.08%	8.57%

Non-performing assets as a percentage of loans and real estate owned	9.58%	9.34%

Non-performing assets as a percentage of total assets	6.81%	7.06%

At March 31, 2013, we had 25 loan relationships totaling $4.4 million in nonaccrual loans as compared to 25 relationships totaling $7.2 million at March 31, 2012. During the year ended March 31, 2013, we experienced a $2.9 million net decrease in nonaccrual loans. This change reflects the transfer to real estate owned of ten loans totaling $2.1 million, the partial charge-off of six of the relationships transferred to real estate owned of $524 thousand and the return of one loan totaling $442 thousand to accruing status. These changes were partially offset by the downgrading of 11 loan relationships to nonaccrual status totaling $922 thousand during the year ended March 31, 2013. The downgraded loans consisted of eight relationships representing residential mortgages and home equity loans totaling $712 thousand and three commercial loans totaling $210 thousand.

The following table presents troubled debt restructurings that occurred during the years ended March 31, 2013 and 2012 and loans modified as troubled debt resturcturings within the previous 12 months and for which there was a payment default during the period.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

	2013			2012
		Outstanding Recorded Investment			Outstanding Recorded Investment
	Number of Contracts	Pre-Modification	Post- Modification	Number of Contracts	Pre-Modification	Post- Modification
Troubled debt restructurings:
Residential real estate	2	$338,865	$486,257	2	$108,281	$114,665

	Number of Contracts	Recorded Investment		Number of Contracts	Recorded Investment
Troubled debt restructurings that subsequently defaulted:
Residential real estate	1	$74,731

The following table presents the changes in real estate owned (REO), net of valuation allowance, for the years ended March 31, 2013 and 2012:

	March 31,
	2013	2012
Balance, beginning of period	$845,669	$770,639
Additions from loan foreclosures	2,650,458	620,685
Additions from capitalized costs	3,100	7,045
Dispositions of REO	(820,657)	(412,002)
Gain (loss) on sale of REO	(152,276)	(36,382)
Valuation adjustments in the period	(56,494)	(104,316)

Balance, end of period	$2,469,800	845,669

The following table presents the changes in fair value adjustments to REO for the years ended March 31, 2013 and 2012:

	March 31,
	2013	2012
Balance, beginning of period	$104,316	$0
Valuation adjustments added in the period	56,494	104,316
Valuation adjustments on disposed properties during the period	(88,728)	—

Balance, end of period	$72,077	$104,316

The following table sets forth with respect to the Bank’s allowance for losses on loans:

	March 31,
	2013	2012
Balance at beginning of year	$1,160,535	$1,286,301

Provision:
Commercial	3,783	(3,670)
Multi-family and commercial real estate	587,288	642,863
Residential real estate	15,827	446,174
Home equity loans	18,827	134,486
Consumer	14,475	382,039

Total Provision	$640,200	$1,601,892

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

	March 31,
	2013	2012
Charge-Offs:
Multi-family and commercial real estate	$686,293	$816,329
Residential real estate	26,757	399,186
Home equity	28,649	137,347
Consumer	66,510	400,552
Recoveries	(40,292)	(25,756)

Total Net Charge-Offs	767,917	1,727,658

Balance at end of year	$1,032,818	$1,160,535

Year-end loans outstanding	$89,570,303	$100,674,204

Average loans outstanding	$95,122,254	$102,605,642

Allowance as a percentage of year-end loans	1.15%	1.15%
Net charge-offs as a percentage of average loans	0.81%	1.68%

Additional details for changes in the allowance for loan by loan portfolio as of March 31, 2013 are as follows:

Allowance for Loan Losses

	Commercial	Multi- Family and Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Construction	Total
Allowance for loan losses:
Balance, beginning of year	$40,516	$468,834	$491,273	$57,576	$98,174	$4,162	$1,160,535
Loan charge-offs		(686,293)	(26,757)	(28,649)	(66,510)		(808,209)
Recoveries		8,460	837		30,995		40,292
Provision for loan losses	3,783	587,288	19,862	18,827	14,475	(4,035)	640,200

Balance, end of year	$44,299	$378,289	$485,215	$47,754	$77,134	$127	$1,032,818

Ending balance for loans individually evaluated for impairment	$234,899	$2,411,635	$1,435,444	$286,453			$4,368,431
Ending balance for loans collectively evaluated for impairment	$930,875	$9,990,897	$65,162,441	$8,075,039	$959,771	$82,849	$85,201,872

Loans receivable:
Ending balance	$1,165,774	$12,402,532	$66,597,885	$8,361,492	$959,771	$82,849	$89,570,303
Ending balance: loans individually evaluated for impairment	$234,899	$2,411,635	$1,435,444	$286,453			$4,368,431
Ending balance: loans collectively evaluated for impairment	$930,875	$9,990,897	$65,162,441	$8,075,039	$959,771	$82,849	$85,201,872

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

Additional details for changes in the allowance for loan by loan portfolio as of March 31, 2012 are as follows:

Allowance for Loan Losses

	Commercial	Multi- Family and Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Construction		Total
Balance, beginning of year	$70,422	$595,828	$447,099	$60,437	$112,515	$		$1,286,301
Loan charge-offs	(46,472)	(769,857)	(399,186)	(137,347)	(400,552)			(1,753,414)
Recoveries	20,236		1,348		4,172			25,756
Provision for loan losses	(3,670)	642,863	442,012	134,486	382,039		4,162	1,601,892

Balance, end of year	$40,516	$468,834	$491,273	$57,576	$98,174		$4,162	$1,160,535

Ending balance for loans individually evaluated for impairment	$149,327	$4,350,434	$2,792,026					$7,291,787
Ending balance for loans collectively evaluated for impairment	$1,330,995	$12,779,596	$67,399,700	$9,986,541	$1,046,744		$838,841	$93,382,417

Loans receivable:
Ending balance	$1,480,322	$17,130,030	$70,191,726	$9,986,541	$1,046,744		$838,841	$100,674,204
Ending balance: loans individually evaluated for impairment	$149,327	$4,350,434	$2,792,026					$7,291,787
Ending balance: loans collectively evaluated for impairment	$1,330,995	$12,779,596	$67,399,700	$9,986,541	$1,046,744		$838,841	$93,382,417

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

6.	LOANS (Continued)

The Bank prepares an allowance for loan loss model on a quarterly basis to determine the adequacy of the allowance. Management considers a variety of factors when establishing the allowance, such as the impact of current economic conditions, diversification of the loan portfolio, delinquency statistics, results of independent loan review and related classifications. The Bank’s historic loss rates and the loss rates of peer financial institutions are also considered. In evaluating the Bank’s allowance for loan loss, the Bank maintains a loan committee consisting of senior management and the Board of Directors that monitors problem loans and formulates collection efforts and resolution plans for each borrower. On a monthly basis, the loan committee meets to review each problem loan and determine if there has been any change in collateral value due to changes in market conditions. Each quarter, when calculating the allowance for loan loss, the loan committee reviews an updated loan impairment analysis on each problem loan to determine if a specific provision for loan loss is warranted. Management reviews the most recent appraisal on each loan adjusted for holding and selling costs. In the event there is not a recent appraisal on file, the Bank will use the aged appraisal and apply a discount factor to the appraisal and then adjust the holding and selling costs from the discounted appraisal value. At March 31, 2013, the Bank maintained an allowance for loan loss ratio of 1.15% to year end loans outstanding. On a linked basis, non-performing assets have decreased by $660,974 over their stated levels at March 31, 2012 representing a non-performing asset to total asset ratio of 6.81% at March 31, 2013 as compared to a non-performing asset to total asset ratio of 7.06% at March 31, 2012.

The Bank’s charge-off policy states that any asset classified loss shall be charged-off within thirty days of such classification unless the asset has already been eliminated from the books by collection or other appropriate entry. On a quarterly basis, the loan committee will review past due, classified, non-performing and other loans, as it deems appropriate, to determine the collectability of such loans. If the loan committee determines a loan to be uncollectable, the loan shall be charged to the allowance for loan loss. In addition, upon reviewing the collectability, the loan committee may determine a portion of the loan to be uncollectable; in which case that portion of the loan deemed uncollectable will be partially charged-off against the allowance for loan loss.

For the year ending March 31, 2013, the Bank experienced two charge-offs relating to two loan relationships totaling $66,510 and twelve partial charge-offs relating to twelve loan relationships totaling $741,699 as compared to seven charge-offs relating to seven loan relationships totaling $447,023 and nineteen partial charge-offs relating to nineteen loan relationships totaling $1,306,391 for the year ended March 31, 2012.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, transactions with directors were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Bank. Officers of the Company are entitled to 1% loan discount, under a Bank-wide employee discount program, from those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Bank. Loans to such borrowers are summarized as follows:

	March 31,
	2013	2012
Balance, beginning of year	$584,413	$575,866
Payments	(86,905)	(65,953)
Borrowings	175,774	74,500

Balance, end of year	$673,282	$584,413

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

7.	LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying statement of financial condition. The unpaid principal balances of these loans at March 31, 2013 and 2012 are summarized as follows:

	March 31,
	2013	2012
Mortgage Loan Servicing Portfolio:
Mortgage Partnership Finance FHLB New York	$393,480	$405,618

8.	ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at March 31, 2013 and 2012 consists of the following:

	March 31,
	2013	2012
Loans	$309,057	$347,466
Investment securities	84,614	57,592
Mortgage backed securities	34,065	12,044

	$427,736	$417,102

9. PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2013 and 2012 consists of the following:

	March 31,
	2013	2012
Land	$1,451,203	$1,451,203
Buildings	6,848,967	6,848,967
Furniture, fixtures and equipment	1,915,323	1,900,900

	10,215,493	10,201,070
Accumulated depreciation	(3,360,493)	(3,069,090)

	$6,855,000	$7,131,980

Depreciation expense amounted to $299,995 and $325,603 for the years ended March 31, 2013 and 2012, respectively.

10.	FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of New York in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable, if any, to the Federal Home Loan Bank of New York, whichever is greater, as calculated December 31 of each year.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

11.	DEPOSITS

Deposit account balances at March 31, 2013 and 2012 are summarized as follows:

	March 31, 2013
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Non interest bearing accounts	$6,872,713		5.87
Interest bearing checking accounts	14,881,992	0.25%	12.72
Passbook savings accounts	15,435,874	0.10	13.19
Money Market accounts	25,019,142	0.49	21.38
Club accounts	141,351	0.39	0.12

	62,351,072		53.28

Certificates of Deposits:
0.10% to 0.99%	25,622,818	0.54	21.89
1.00% to 1.99%	19,219,919	1.44	16.42
2.00% to 2.99%	8,035,364	2.44	6.87
3.00% to 3.99%	1,559,790	3.22	1.33
4.00% & Over	245,151	4.69	0.21

	54,683,042		46.72

	$117,034,114		100.0%

	March 31, 2012
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Non interest bearing accounts	$4,673,349		3.84
Interest bearing checking accounts	13,086,105	0.32%	10.76
Passbook savings accounts	14,491,025	0.20	11.92
Money Market accounts	25,244,199	0.74	20.76
Club accounts	141,683	0.40	0.12

	57,636,361		47.40

Certificates of Deposits:
0.10% to 0.99%	16,313,120	0.69	13.42
1.00% to 1.99%	33,311,872	1.34	27.40
2.00% to 2.99%	9,820,787	2.40	8.08
3.00% to 3.99%	1,899,423	3.32	1.56
4.00% & Over	2,607,328	4.00	2.14

	63,952,530		52.60

	$121,588,891		100.0%

The aggregate amount of time deposits including certificates of deposits with a minimum denomination of $100,000 or more was approximately $25,001,000 and $19,172,000 at March 31, 2013 and 2012, respectively.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

11.	DEPOSITS (Continued)

Scheduled maturities of certificates of deposits at March 31, 2013 and 2012 are as follows:

	March 31,
	2013		2012
2013	$		$35,483,437
2014		34,402,410	15,021,129
2015		10,485,591	7,108,129
2016		3,395,872	2,124,385
2017		3,653,130	3,725,308
2018		2,746,039	490,142

		$54,683,042	$63,952,530

The Bank held deposits from officers and directors of approximately $479,000 and $369,000 at March 31, 2013 and 2012, respectively. These transactions were on the same terms as those prevailing at the time of comparable transactions with other persons.

12.	LINE OF CREDIT FROM ATLANTIC CENTRAL BANKERS BANK

The Bank maintains a line of credit with Atlantic Central Bankers Bank at a rate to be determined by the lender when funds are borrowed. At March 31, 2013 and 2012, the outstanding balance on the unsecured line of credit was $ -0-.

13.	ADVANCES FROM FEDERAL HOME LOAN BANK

As of March 31, 2013, the Bank had a borrowing capacity in a combination of term advances and overnight borrowings of up to $11,383,000 at the FHLB of New York.

Specific repos and other securities, with balances approximating $11,900,000 and $11,700,000 at March 31, 2013 and 2012, respectively, were pledged to the FHLB of New York as collateral.

14. INCOME TAXES

The Company is subject to federal income tax and New Jersey state income tax.

The Company and subsidiaries file a consolidated federal income tax return. The Company’s consolidated provision for income taxes for the years ended March 31, 2013 and 2012 consists of the following:

	Years Ended March 31,
	2013		2012
Income Tax Expense (benefit)
Current federal tax expense
Federal	$		$
State		3,000		3,000
Deferred tax (benefit)
Federal		(165,538)		(196,352)
State		(46,900)		(55,700)

Total		$(209,438)		$(249,052)

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

14.	INCOME TAXES (Continued)

Valuation Allowance

Since the year ending March 31, 2007, the Company reported significant cumulative losses and generated substantial net operating losses for federal and state income tax purposes. To date, the Company has been able to utilize a substantial portion of its federal net operating losses by carrying these losses back five years. The remaining unused federal net operating losses can be carried forward for a maximum of twenty years. Due to the extensive carryforward period, among other things, the Company concluded that it was more likely than not that the federal net operating loss carryforwards would eventually be realized.

The consolidated provision for income taxes for the years ended March 31, 2013 and 2012 differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	Years Ended March 31,
	2013	2012
Expected federal tax provision (benefit) at 34% rate	$(181,420)	$(252,619)
State income tax effect	(27,881)	3,709
Municipal bond interest	(137)	(142)

Income tax (benefit)	$(209,438)	$(249,052)

Effective tax rate (benefit)	(39.3%)	(33.5%)

A summary of deferred tax assets and liabilities as of March 31, 2013 and 2012 are as follows:

	March 31,
	2013	2012
Deferred tax assets:
Accrued pension costs	$5,500	$4,200
Accrued post retirement medical plan		1,700
Accrued retirement plan	9,400	15,700
Allowance for loan losses	333,800	413,100
Directors’ benefit plans	125,000	119,400
FASB 158 – unrecognized transition costs	47,200	28,400
Net operating loss carryforward	726,200	438,700
Unrealized losses on securities available-for-sale	4,000
Non accrual interest	39,100	44,000

Total deferred tax assets	$1,290,200	$1,065,200

Deferred tax liabilities:
Accumulated depreciation	$(61,800)	$(72,300)
Unrealized gains on securities available-for-sale		(1,900)

Total deferred tax liabilities	(61,800)	(74,200)

NET DEFERRED TAX ASSETS	$1,228,400	$991,000

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

14.	INCOME TAXES (Continued)

The Company accounts for uncertainties in income taxes in accordance with FASB ASC Topic 740 “Accounting for Uncertainty in Income Taxes”. ASC Topic 740 prescribes a threshold and measurement process for recognizing in the financial statements a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant uncertain tax positions requiring recognition in its financial statements.

In the event the Company is assessed for interest and/or penalties by taxing authorities, such assessed amounts will be classified in the financial statements as income tax expense. Tax years 2009 through 2012 remain subject to examination by Federal and New Jersey taxing authorities.

The Company believes that it is more likely than not that the deferred tax assets will be realized through taxable earnings or alternative tax strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible; the Company believes the net deferred tax assets are more likely than not to be realized.

The Company has federal net operating loss carryforwards of approximately $1,368,000 and state net operating loss carryforwards of approximately $3,357,000 at March 31, 2013.

15.	EMPLOYEE BENEFITS

Cash/Deferred Profit Sharing Plan

The Bank maintains a cash/deferred profit sharing plan covering all full time employees with one year of service and who are at least twenty-one years of age. Participants enter the Plan on the 1st of January or 1st of July subsequent to meeting the above requirements.

The Bank may contribute up to 10% of the annual compensation of each eligible employee. The Bank’s contribution to the plan was

$-0- for the years ended March 31, 2013 and 2012.

Retirement Incentive Plan

A retired officer of the Bank is covered by a Retirement Incentive Plan that pays him $1,416.67 per month for ten years from the date of retirement at age sixty-five.

To fund the above benefit, the Bank has purchased and is the sole beneficiary of a life insurance policy on the life of the officer. The cash surrender value of this policy was $153,588 and $147,508 as of March 31, 2013 and 2012, respectively, and is reflected on the consolidated statement of financial position as Bank-owned life insurance.

Delanco Bancorp, Inc. 2008 Equity Incentive Plan

On May 19, 2008, the Board of Directors adopted, and the stockholders approved on August 18, 2008, the Delanco Bancorp, Inc. 2008 Equity Incentive Plan.

The Board of Directors has reserved a total of 112,141 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2008 Plan. All the Company’s employees, officers, and directors are eligible to participate in the 2008 Plan. As of March 31, 2013, no awards have been made under the 2008 Plan.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

16.	BOARD OF DIRECTORS’ RETIREMENT PLAN

The Bank established a Defined Benefit Retirement Plan for the Bank’s Board of Directors on January 1, 2002. This plan provides a monthly retirement benefit equal to 4% of the board fees payable as of their retirement date, multiplied by their completed years of service, up to a maximum of 80% of the final fee amount. Directors must complete at least ten years of service in order to receive a retirement benefit under the plan. Director retirement benefits are payable in equal monthly installments during the director’s lifetime, unless the director elects to receive a life annuity with the first 129 months guaranteed or a life annuity with either 50% or 100% (joint and survivor benefits) continuing for the spouse’s lifetime after the Director dies. Under these other options, the retirement benefit is reduced to account for the value of the potential additional payments.

The estimated past service liability that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year is zero.

Net pension expense was $45,032 and $40,992 for years ended March 31, 2013 and 2012, respectively. The components of net pension cost are as follows:

	Years Ended March 31,
	2013	2012
Service cost	$8,488	$5,044
Interest cost	20,056	20,228
Return on assets	4,804	528
Net amortization and deferral	11,684	15,192

Net periodic pension cost	$45,032	$40,992

The following table presents a reconciliation of the funded status of the defined benefit pension plan at March 31, 2013 and 2012:

	March 31,
	2013	2012
Accumulated benefit obligation	$423,368	$408,263
Projected benefit obligation	438,352	416,352
Fair value of plan assets
Unfunded projected benefit obligation	438,352	416,352

The following table presents a reconciliation of benefit obligations and plan assets:

	March 31,
	2013	2012
Change in Benefit Obligation
Projected benefit obligation at beginning of year	$416,352	$349,374
Service cost	8,488	5,044
Interest cost	20,056	20,228
Actuarial (gain) loss	24,587	62,757
Benefits paid	(31,131)	(21,051)

Benefit obligation at end of year	$438,352	$416,352

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

16.	BOARD OF DIRECTORS’ RETIREMENT PLAN (Continued)

	March 31,
	2013		2012
Change in Plan Assets
Fair value of Plan assets at beginning of year	$		$
Actual return on Plan assets
Employer contributions		31,131		21,051
Benefits paid		(31,131)		(21,051)

Fair value of Plan assets at end of year	$		$

Actuarial assumptions used in determining pension amounts are as follows:

	Years Ended March 31,
	2013	2012
Discount rate for periodic pension cost	5.00%	6.00%
Discount rate for benefit obligation	4.50%	5.00%
Rate of increase in compensation levels and social security wage base	2.00%	2.00%
Expected long-term rate of return on plan assets	N/A	N/A

17.	EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

In March 2007, the Company established an Employee Stock Ownership Plan (“ESOP”) covering all eligible employees as defined by the ESOP. The ESOP is a tax-qualified plan, designed to invest in the Company’s common stock, which provides employees with the opportunity to receive a funded retirement benefit based primarily on the value of the Company’s common stock. The Company accounts for its ESOP in accordance with FASB ASC 718-40-50.

To purchase the Company’s common stock, the ESOP borrowed $640,810 from the Company to purchase 64,081 shares of the Company’s common stock in the Company’s initial public offering. The ESOP loan is being repaid principally from the Bank’s contributions to the ESOP over a period of up to 20 years. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. Compensation expense is recognized in accordance with FASB ASC Topic 718 for Compensation – Stock Compensation. The number of shares released annually is based upon the ratio that the current principal and interest payment bears to the current and all remaining scheduled future principal and interest payments.

All shares that have not been released for allocation to participants are held in a suspense account by the ESOP for future allocation as the loan is repaid. Unallocated common stock purchased by the ESOP is recorded as a reduction of stockholders’ equity at cost. As of March 31, 2013, the Company had allocated a total of 19,224 shares from the suspense account to participants. The Company recognized compensation expense related to the ESOP of $12,336 and $16,020 for the years ended March 31, 2013 and 2012, respectively.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

18.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculation for the years ended March 31, 2013 and 2012:

	2013	2012
Numerator:
Net loss	$(324,151)	$(493,944)
Denominator:
Basic number of shares	1,589,868	1,586,664
Dilutive effect of options
Diluted number of shares	1,589,868	1,586,664
Loss per share:
Basic loss per share	$(0.20)	$(0.31)
Diluted loss per share	$(0.20)	$(0.31)

As of March 31, 2013, the Company did not have any outstanding stock options.

19.	FAIR VALUE MEASUREMENT

The fair value estimates presented herein are based on pertinent information available to management as of March 31, 2013 and 2012, respectively. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Generally accepted accounting principles used in the United States establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

The three broad levels of hierarchy are as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Those assets as of March 31, 2013 which are to be measured at fair value on a recurring basis are as follows:

	Category Used for Fair Value Measurement
	Level 1		Level 2	Level 3	Totals
Assets:
Securities available for sale:
Federal Home Loan Bank Bonds	$		$1,496,380	$	$1,496,380
Federal National Mortgage Association			488,438		488,438
Mutual Fund Shares		222,200			222,200

Totals		$222,200	$1,984,818	$	$2,207,018

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

19.	FAIR VALUE MEASUREMENT (Continued)

Those assets as of March 31, 2012 which are to be measured at fair value on a recurring basis are as follows:

	Category Used for Fair Value Measurement
	Level 1	Level 2	Level 3	Totals
Assets:
Securities available for sale:
Mutual Fund Shares	$241,826	$	$	$241,826

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The Company measures impaired loans and real estate owned at fair value on a non-recurring basis.

Impaired Loans

The Company considers loans to be impaired when it becomes more likely than not that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreements. Collateral dependent impaired loans are based on the fair value of the collateral which is based on appraisals and would be categorized as Level 2 measurement. In some cases, adjustments are made to the appraised values for various factors including the age of the appraisal, age of the comparables included in the appraisal, and known changes in the market and in the collateral. These adjustments are based upon unobservable inputs, and therefore, the fair value measurement would be categorized as a Level 3 measurement. These loans are reviewed for impairment and written down to their net realizable value by charges against the allowance for loan losses.

Real Estate Owned

Once an asset is determined to be uncollectible, the underlying collateral is repossessed and reclassified to foreclosed real estate and repossessed assets. These assets are carried at the lower of cost or fair value of the collateral, based on independent appraisals, less cost to sell and would be categorized as Level 2 measurement. In some cases, adjustments are made to the appraised values for various factors including age of the appraisal, age of the comparables included in the appraisal, and known changes in the market and in the collateral. Thus the evaluations are based upon unobservable inputs, and therefore, the fair value measurement would be categorized as a Level 3 measurement.

Summary of Non-Recurring Fair Value Measurements

	At March 31, 2013
	Level 1	Level 2	Level 3	Total
Impaired loans	$	$	$6,345,635	$6,345,635
Real estate owned			2,469,800	2,469,800

Total	$	$	$8,815,435	$8,815,435

	At March 31, 2012
	Level 1	Level 2	Level 3	Total
Impaired loans	$	$	$8,630,741	$8,630,741
Real estate owned			845,669	845,669

Total	$	$	$9,476,410	$9,476,410

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

19.	FAIR VALUE MEASUREMENT (Continued)

The fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value.

Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	Carrying	Fair	Fair Value Measurements at March 31, 2013
	Amount	Value	(Level 1)	(Level 2)		(Level 3)
Assets:
Cash and cash equivalents	$6,722,766	$6,722,766	$6,722,766	$		$
Investment and mortgage-backed securities held to maturity	20,137,886	20,285,670			20,285,670
Investment and mortgage-backed securities available for sale	2,217,032	2,207,018			2,207,018
Loans receivable, net	88,419,084	91,300,000					91,300,000
Accrued interest receivable	427,736	427,736	427,736
Federal Home Loan Bank stock	202,500	202,500	202,500
Bank owned life insurance	153,588	153,588	153,588

Liabilities:
Deposits – non-interest bearing	6,872,713	6,872,713	6,872,713
Deposits – interest bearing	110,161,401	111,233,000			111,233,000
Accrued interest payable	9,025	9,025	9,025
Advances from borrowers for taxes and insurance	366,604	366,604	366,604

	March 31, 2012
	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$6,649,685	$6,649,685
Investment and mortgage-backed securities held to maturity	17,457,498	17,606,748
Investment and mortgage-backed securities available for sale	237,096	241,826
Loans receivable, net	99,431,618	103,700,000
Accrued interest receivable	417,102	417,102
Federal Home Loan Bank stock	219,100	219,100
Bank owned life insurance	147,508	147,508

Liabilities:
Deposits – non-interest bearing	4,673,349	4,673,349
Deposits – interest bearing	116,915,542	117,530,651
Accrued interest payable	15,912	15,912
Advances from borrowers for taxes and insurance	399,920	399,920

Cash and Cash Equivalents – For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

19.	FAIR VALUE MEASUREMENT (Continued)

Investments and Mortgage-Backed Securities – The fair value of investment securities and mortgage-backed securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services.

Loans Receivable – The fair value of loans is estimated based on present value using the current market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying value that fair value is compared to is net of the allowance for loan losses and other associated premiums and discounts. Due to the significant judgment involved in evaluating credit quality, loans are classified within level 3 of the fair value hierarchy.

Accrued Interest Receivable – For accrued interest receivable, the carrying amount is a reasonable estimate of fair value.

Federal Home Loan Bank (FHLB) Stock – Although FHLB stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value as its ownership is restricted and it lacks a market. The estimated fair value approximates the carrying amount.

Bank Owned Life Insurance – The fair value of bank owned life insurance is based on the cash surrender value obtained from an independent advisor that are derivable from observable market inputs.

Deposits – The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest Payable – For accrued interest payable, the carrying amount is a reasonable estimate of fair value.

Advances from Borrowers for Taxes and Insurance – For advances from borrowers for taxes and insurance, the carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit and Letters of Credit – The majority of the Bank’s commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower.

20.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

	March 31,
Commitments to Extend Credit	2013	2012
Home equity lines of credit	$4,783,000	$4,319,000
Commercial lines of credit	1,060,000	968,000
Standby letters of credit	50,000	50,000

	$5,893,000	$5,337,000

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

20.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank did not incur any losses on its commitments in either 2013 or 2012.

21.	COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Bank had outstanding commitment to originate loans as of March 31, 2013 as follows:

	March 31, 2013
	Fixed- Rate	Variable- Rate	Total
Construction	$42,435	$	$42,435

22.	RELATED PARTY TRANSACTIONS

The Bank obtained legal services, insurance products and website services from other entities which were affiliated with Directors of the Bank. The aggregate payment for these products and services amounted to $127,366 and $130,551, for the years ended March 31, 2013 and 2012, respectively. The Bank also recognized management fee income from a related party of $16,200 and $ -0- for the years ended March 31, 2013 and 2012, respectively.

23.	REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of the Comptroller of Currency (OCC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

23.	REGULATORY CAPITAL (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes that, as of March 31, 2013, the Bank met all capital adequacy requirements to which it was subject.

As of March 31, 2013, the Bank exceeded all regulatory capital requirements necessary to be considered a “well capitalized” bank, but was classified as “adequately capitalized” because it was subject to a written agreement with the OCC. To remain categorized as adequately capitalized, the Bank would have to maintain minimum total risk-based, Tier I risk-based, Tier I leverage and Tangible Capital to adjusted total assets ratios as disclosed in the table below.

The Bank’s actual and required capital amounts and ratios as of March 31, 2013 and 2012 are as follows:

	Actual		For Capital Adequacy Purposes and to Be Adequately Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio
As of March 31, 2013:
Total Risk-Based Capital (to Risk-Weighted Assets)	$10,941,000	14.67%	≥	$ 5,968,320	≥	8.0%
Tier I Capital (to Risk-Weighted Assets)	10,007,000	13.41%	≥	2,984,160	≥	4.0%
Tier I Capital (to Adjusted Total Assets)	10,007,000	7.79%	≥	5,138,360	≥	4.0%
Tangible Capital (to Adjusted Total Assets)	10,007,000	7.79%	≥	1,926,885	≥	1.5%

	Actual		For Capital Adequacy Purposes and to Be Adequately Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio
As of March 31, 2012:
Total Risk-Based Capital (to Risk-Weighted Assets)	$11,615,000	14.13%	≥	$ 6,576,160	≥	8.0%
Tier I Capital (to Risk-Weighted Assets)	10,586,000	12.88%	≥	3,288,080	≥	4.0%
Tier I Capital (to Adjusted Total Assets)	10,586,000	7.93%	≥	5,342,400	≥	4.0%
Tangible Capital (to Adjusted Total Assets)	10,586,000	7.93%	≥	2,003,400	≥	1.5%

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

23.	REGULATORY CAPITAL (Continued)

Federal regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the earnings of the Bank year to date plus retained earnings for the prior two fiscal years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank’s capital to be reduced below the applicable minimum capital requirements.

24.	REGULATORY MATTERS

The Bank is party to a formal written agreement (the “Agreement”) with the Office of the Comptroller of the Currency (the “OCC”) dated November 21, 2012. The Agreement supersedes and terminates the Order to Cease and Desist issued by the Office of Thrift Supervision on March 17, 2010.

The Agreement requires the Bank to take the following actions:

•

prepare a three-year strategic plan that establishes objectives for the Bank’s overall risk profile, earnings performance, growth, balance sheet mix, liability structure, reduction in the volume of nonperforming assets, and product line development;

•

prepare a capital plan that includes specific proposals related to the maintenance of adequate capital, identifies strategies to strengthen capital if necessary and includes detailed quarterly financial projections. If the OCC determines that the Bank has failed to submit an acceptable capital plan or fails to implement or adhere to its capital plan, then the OCC may require the Bank to develop a contingency capital plan detailing the Bank’s proposal to sell, merge or liquidate the Bank;

•	prepare a criticized asset plan that will include strategies, targets, and timeframes to reduce the Bank’s level of criticized assets;

•	implement a plan to improve the Bank’s credit risk management and credit administration practices;

•	implement programs and policies related to the Bank’s allowance for loan and lease losses, liquidity risk management, independent loan review and other real estate owned;

•	review the capabilities of the Bank’s management to perform present and anticipated duties and to recommend and implement any changes based on such assessment;

•	not pay any dividends or make any other capital distributions without the prior written approval of the OCC;

•	not make any severance or indemnification payments without complying with regulatory requirements regarding such payments; and

•	comply with prior regulatory notification requirements for any changes in directors or senior executive officers.

The Agreement will remain in effect until terminated, modified, or suspended in writing by the OCC.

The written agreement does not require the Bank to maintain any specific minimum regulatory capital ratios. However, by letter dated January 2, 2013, the OCC established higher individual minimum capital requirements for the Bank. Specifically, the Bank must maintain Tier 1 capital at least equal to 8% of adjusted total assets, Tier 1 capital at least equal to 12% of risk-weighted assets, and total capital at least equal to 13% of risk-weighted assets. At March 31, 2013, the Bank’s Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 7.79%, 13.41% and 14.67%, respectively.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

25.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BALANCES

The following presents the changes in the accumulated balances for each component of other comprehensive income (loss):

	Unrealized Gains (Loss) on Securities	Defined Benefit Pension Plans	Accumulated Other Comprehensive Income (Loss)
Beginning balance	$2,838	$(42,537)	$(39,699)
Current year other comprehensive loss	(8,847)	(28,222)	(37,069)

Ending balance	$(6,009)	$(70,759)	$(76,768)

26.	SUBSEQUENT EVENT – CONVERSION AND STOCK OFFERING

On May 28, 2013, the Company, the Bank and Delanco MHC adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”) pursuant to which the Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure. Pursuant to the Plan of Conversion, (i) Delanco MHC will merge with and into the Company with the Company as surviving entity (the “MHC Merger”), (ii) the Company will merge with and into new Delanco Bancorp, Inc. (the “Holding Company”), a newly formed New Jersey corporation, with the Holding Company as the surviving entity, (iii) the Bank will become a wholly-owned subsidiary of the Holding Company, (iv) the shares of common stock of the Company held by persons other than Delanco MHC will be converted into shares of common stock of the Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, (v) the Holding Company will offer and sell shares of common stock to certain depositors and borrowers of the Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion.

In connection with the conversion and offering, shares of the Company’s common stock currently owned by Delanco MHC will be canceled and new shares of common stock, representing the 55.0% ownership interest of Delanco MHC, will be offered for sale by the Holding Company. Concurrent with the completion of the conversion and offering, the Company’s existing public shareholders will receive shares of the Holding Company’s common stock for each share of the Company’s common stock they own at that date, based on an exchange ratio to ensure that they will own approximately the same percentage of the Holding Company’s common stock as they owned of the Company’s common stock immediately prior to the conversion and offering.

At the time of conversion, liquidation accounts shall be established in an amount equal to the percentage of the outstanding shares of the Company owned by Delanco MHC before the MHC Merger, multiplied by the Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering prospectus for the conversion, plus the value of the net assets of Delanco MHC as reflected in the latest statement of financial condition of Delanco MHC before the effective date of the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders (collectively, “eligible depositors”) who continue to maintain their deposit accounts in the Bank after the conversion. In the event of a complete liquidation of the Bank or the Bank and the Holding Company (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. Neither the Holding Company nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements applicable to the Bank or the Holding Company.

Delanco Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

March 31, 2013 and 2012

26.	SUBSEQUENT EVENT – CONVERSION AND STOCK OFFERING (Continued)

The transactions contemplated by the Plan of Conversion are subject to approval by the shareholders of the Company, the members of Delanco MHC and the Board of Governors of the Federal Reserve System. Meetings of the Company’s shareholders and Delanco MHC’s members are expected to be held to approve the Plan of Conversion in the third calendar quarter of 2013. If the conversion and offering are completed, eligible conversion and offering costs will be netted against the offering proceeds. If the conversion and offering are terminated, such costs will be expensed.

z	REVOCABLE PROXY DELANCO BANCORP, INC.	{

ANNUAL MEETING OF STOCKHOLDERS SEPTEMBER 26, 2013 5:00 P.M., LOCAL TIME THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

The undersigned hereby appoints the official proxy committee of Delanco Bancorp, Inc., consisting of Thomas J. Coleman III and Renee C. Vidal, or any of them, with full power of substitution in each, to act as proxy for the undersigned, and to vote all shares of common stock of Delanco Bancorp, Inc. which the undersigned is entitled to vote only at the Annual Meeting of Stockholders to be held on September 26, 2013 at 5:00 p.m., local time, at 615 Burlington Avenue, Delanco, New Jersey and at any adjournments thereof, with all of the powers the undersigned would possess if personally present at such meeting as follows:

Mark here for address change.	☐

Comments:

FOLD HERE – PLEASE DO NOT DETACH – PLEASE ACT PROMPTLY PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

1.	The approval of a plan of conversion and reorganization pursuant to which: (A) Delanco MHC, which currently owns approximately 55.0% of the common stock of Delanco Bancorp, will merge with and into Delanco Bancorp, with Delanco Bancorp being the surviving entity; (B) Delanco Bancorp will merge with and into new Delanco Bancorp, a New Jersey corporation recently formed to be the holding company for Delanco Federal Savings Bank, with new Delanco Bancorp being the surviving entity; (C) the outstanding shares of Delanco Bancorp, other than those held by Delanco MHC, will be converted into shares of common stock of new Delanco Bancorp; and (D) new Delanco Bancorp will offer shares of its common stock for sale in a subscription offering and, if necessary, in a direct community offering and/or syndicated community offering.	For ☐	Against ☐	Abstain ☐

2.	Approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation.	For ☐	Against ☐	Abstain ☐

3	Approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock.	For ☐	Against ☐	Abstain ☐

4.	The election as directors of all nominees listed (unless the “For All Except” box is marked and the instructions below are complied with).

		For	With-hold	For All Except
	(01) John A. Latimer, (02) Daniel R. Roccato, and	☐	☐	☐
(03) James W. Verner
INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

		For	Against	Abstain
5.	The ratification of the appointment of Connolly, Grady & Cha, P.C. as independent registered public accountants for the fiscal year ending March 31, 2014.	☐	☐	☐

		For	Against	Abstain
6.	The approval of a non-binding resolution to approve the compensation of the named executive officers.	☐	☐	☐

	One Year	Two Years	Three Years	Abstain
7.	The approval of the frequency of the advisory vote to approve the compensation of the named executive officers. ☐	☐	☐	☐

8.	The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.	For ☐	Against ☐	Abstain ☐

MANAGEMENT RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 8 AND FOR ONE YEAR FREQUENCY ON PROPOSAL 7.

This proxy is revocable and will be voted as directed, but if no instructions are specified, this proxy, properly signed and dated, will be voted “FOR” Proposals 1, 2, 3,4, 5, 6 and 8 and for a One Year frequency on Proposal 7. If any other business is presented at the Annual Meeting, including whether or not to adjourn the meeting, this proxy will be voted by the proxies in their judgment. At the present time, the Board of Directors knows of no other business to be presented at the Annual Meeting. This proxy also confers discretionary authority on the Proxy Committee of the Board of Directors to vote (1) with respect to the election of any person as director, where the nominees are unable to serve or for good cause will not serve and (2) matters incident to the conduct of the meeting.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above	Co-holder (in any) sign above

Please sign exactly as your name appears on this card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder may sign but only one signature is required.

x	6184 y

z	REVOCABLE PROXY DELANCO BANCORP, INC.	{

YOUR VOTE IS IMPORTANT! PROXY VOTING INSTRUCTIONS
Stockholders of record have three ways to vote:
1. By Telephone (using a Touch-Tone Phone); or
2. By Internet; or
3. By Mail.
To Vote by Telephone:
Call 1-866-870-4311 Toll-Free on a Touch-Tone Phone anytime prior to 3 a.m., September 26, 2013.
To Vote by Internet:
Go to https://www.rtcoproxy.com/dlno prior to 3 a.m., September 26, 2013.
Please note that the last vote received from a stockholder, whether by telephone, by Internet or by mail, will be the vote counted.
Mark here if you plan to attend the meeting.	☐
Mark here for address change.	☐

Comments:

FOLD HERE IF YOU ARE VOTING BY MAIL

PLEASE DO NOT DETACH

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

		For	Against	Abstain			For	With- hold	For All Except
1.

The approval of a plan of conversion and reorganization pursuant to which: (A) Delanco MHC, which currently owns approximately 55.0% of the common stock of Delanco Bancorp, will merge with and into Delanco Bancorp, with Delanco Bancorp being the surviving entity; (B) Delanco Bancorp will merge with and into new Delanco Bancorp, a New Jersey corporation recently formed to be the holding company for Delanco Federal Savings Bank, with new Delanco Bancorp being the surviving entity; (C) the outstanding shares of Delanco Bancorp, other than those held by Delanco MHC, will be converted into shares of common stock of new Delanco Bancorp; and (D) new Delanco Bancorp will offer shares of its common stock for sale in a subscription offering and, if necessary, in a direct community offering and/or syndicated community offering.

		☐	☐	☐	4.	The election as directors of all nominees listed (unless the “For All Except” box is marked and the instructions below are complied with).	☐	☐	☐
(01) John A. Latimer, (02) Daniel R. Roccato, and (03) James W. Verner

INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

					5.	The ratification of the appointment of Connolly, Grady & Cha, P.C. as independent registered public accountants for the fiscal year ending March 31, 2014.	For ☐	Against ☐	Abstain ☐

							For	Against	Abstain
		For	Against	Abstain	6.	The approval of a non-binding resolution to approve the compensation of the named executive officers.	☐	☐	☐
2.	Approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation.	☐	☐	☐

						One Year	Two Years	Three Years	Abstain
					7.	The approval of the frequency of the advisory vote to approve the compensation of the named executive officers. ☐	☐	☐	☐
		For	Against	Abstain
3	Approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock.	☐	☐	☐

							For	Against	Abstain
					8.	The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.	☐	☐	☐

Please be sure to date and sign this proxy card in the box below.	Date

	Sign above	Co-holder (if any) sign above			MANAGEMENT RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 8 AND FOR ONE YEAR FREQUENCY ON PROPOSAL 7.

Please sign exactly as your name appears on this card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder may sign but only one signature is required.

x	y

DELANCO BANCORP, INC. – ANNUAL MEETING, SEPTEMBER 26, 2013

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1.	Call toll free 1-866-870-4311 on a Touch-Tone Phone. There is NO CHARGE to you for this call.

or

2.	Via the Internet at https://www.rtcoproxy.com/dlno and follow the instructions.

or

3.	Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

(Continued, and to be marked, dated and signed, on the other side)

REVOCABLE PROXY

Delanco Bancorp, Inc.

ANNUAL MEETING OF STOCKHOLDERS

September 26, 2013

5:00 p.m.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints the official proxy committee of Delanco Bancorp, Inc., consisting of Thomas J. Coleman III and Renee C. Vidal, or any of them, with full power of substitution in each, to act as proxy for the undersigned, and to vote all shares of common stock of Delanco Bancorp, Inc. which the undersigned is entitled to vote only at the Annual Meeting of Stockholders to be held on September 26, 2013 at 5:00 p.m., local time, at 615 Burlington Avenue, Delanco, New Jersey and at any adjournments thereof, with all of the powers the undersigned would possess if personally present at such meeting as follows:

This proxy is revocable and will be voted as directed, but if no instructions are specified, this proxy, properly signed and dated, will be voted “FOR” Proposals 1, 2, 3, 4, 5, 6 and 8 and for a One Year frequency on Proposal 7. If any other business is presented at the Annual Meeting, including whether or not to adjourn the meeting, this proxy will be voted by the proxies in their judgment. At the present time, the Board of Directors knows of no other business to be presented at the Annual Meeting. This proxy also confers discretionary authority on the Proxy Committee of the Board of Directors to vote (1) with respect to the election of any person as director, where the nominees are unable to serve or for good cause will not serve and (2) matters incident to the conduct of the meeting.

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR

COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

6184

Dear ESOP Participant:

On behalf of the Board of Directors, please find enclosed a voting instruction card for the purpose of conveying your voting instructions to the trustee of the Delanco Federal Savings Bank Employee Stock Ownership Plan (the “ESOP”), on the proposals presented at the Annual Meeting of Stockholders of Delanco Bancorp, Inc. (the “Company”) on September 26, 2013. Also enclosed is a Notice and Proxy Statement/Prospectus for the Company’s Annual Meeting of Stockholders.

As a participant in the ESOP, you are entitled to instruct the trustee how to vote the shares of Company common stock allocated to your account as of August 2, 2013, the record date for the Annual Meeting. All allocated shares of Company common stock will be voted as directed by participants, so long as participant instructions are received by the trustee on or before September 19, 2013. If you do not direct the trustee as to how to vote the shares of Company common stock allocated to your ESOP account, the trustee will vote your shares in a manner calculated to most accurately reflect the instructions it receives from other participants, subject to its fiduciary duties.

The ESOP trustee will vote the unallocated shares of common stock held in the ESOP trust in a manner calculated to most accurately reflect the voting instructions received from ESOP participants, subject to its fiduciary duties. Your vote will not be revealed, directly or indirectly, to any employee or director of the Company or Delanco Federal Savings Bank.

Please complete, sign and return the enclosed ESOP voting instruction card in the accompanying postage paid envelope.

Sincerely,

James E. Igo
Chairman, President and Chief Executive Officer

z	VOTING INSTRUCTION CARD DELANCO BANCORP, INC.	{

YOUR VOTE IS IMPORTANT! PROXY VOTING INSTRUCTIONS
Stockholders of record have three ways to vote:
1. By Telephone (using a Touch-Tone Phone); or
2. By Internet; or
3. By Mail.
To Vote by Telephone:
Call 1-866-870-4311 Toll-Free on a Touch-Tone Phone anytime prior to 3 a.m., September 19, 2013.
To Vote by Internet:
Go to https://www.rtcoproxy.com/dlno prior to 3 a.m., September 19, 2013.
Please note that the last vote received from a stockholder, whether by telephone, by Internet or by mail, will be the vote counted.
Mark here if you plan to attend the meeting.	☐
Mark here for address change.	☐

Comments:

FOLD HERE IF YOU ARE VOTING BY MAIL

PLEASE DO NOT DETACH

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

		For	Against	Abstain				For	With- hold	For All Except
1.

The approval of a plan of conversion and reorganization pursuant to which: (A) Delanco MHC, which currently owns approximately 55.0% of the common stock of Delanco Bancorp, will merge with and into Delanco Bancorp, with Delanco Bancorp being the surviving entity; (B) Delanco Bancorp will merge with and into new Delanco Bancorp, a New Jersey corporation recently formed to be the holding company for Delanco Federal Savings Bank, with new Delanco Bancorp being the surviving entity; (C) the outstanding shares of Delanco Bancorp, other than those held by Delanco MHC, will be converted into shares of common stock of new Delanco Bancorp; and (D) new Delanco Bancorp will offer shares of its common stock for sale in a subscription offering and, if necessary, in a direct community offering and/or syndicated community offering.

		☐	☐	☐	E S O P	4.	The election as directors of all nominees listed (unless the “For All Except” box is marked and the instructions below are complied with).	☐	☐	☐
(01) John A. Latimer, (02) Daniel R. Roccato, and (03) James W. Verner

INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

						5.	The ratification of the appointment of Connolly, Grady & Cha, P.C. as independent registered public accountants for the fiscal year ending March 31, 2014.	For ☐	Against ☐	Abstain ☐

								For	Against	Abstain
		For	Against	Abstain		6.	The approval of a non-binding resolution to approve the compensation of the named executive officers.	☐	☐	☐
2.	Approval of a provision in new Delanco Bancorp’s certificate of incorporation requiring a super-majority vote to approve certain amendments to new Delanco Bancorp’s certificate of incorporation.	☐	☐	☐

							One Year	Two Years	Three Years	Abstain
						7.	The approval of the frequency of the advisory vote to approve the compensation of the named executive officers. ☐	☐	☐	☐
		For	Against	Abstain
3	Approval of a provision in new Delanco Bancorp’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Delanco Bancorp’s outstanding voting stock.	☐	☐	☐

								For	Against	Abstain
						8.	The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.	☐	☐	☐

Please be sure to date and sign this proxy card in the box below.	Date

	Sign above	Co-holder (if any) sign above				MANAGEMENT RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 8 AND FOR ONE YEAR FREQUENCY ON PROPOSAL 7.

This voting instruction card, when properly executed and returned, will be voted as directed by the participant.

x	y

DELANCO BANCORP, INC. – ANNUAL MEETING, SEPTEMBER 26, 2013

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1.	Call toll free 1-866-870-4311 on a Touch-Tone Phone. There is NO CHARGE to you for this call.

or

2.	Via the Internet at https://www.rtcoproxy.com/dlno and follow the instructions.

or

3.	Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

(Continued, and to be marked, dated and signed, on the other side)

VOTING INSTRUCTION CARD

DELANCO BANCORP, INC.

ANNUAL MEETING OF STOCKHOLDERS

September 26, 2013

5:00 p.m.

The undersigned hereby directs the Trustee of the Delanco Federal Savings Bank Employee Stock Ownership Plan (the “ESOP”) to vote all shares of Delanco Bancorp, Inc. (the “Company”) credited to the undersigned’s account for which the undersigned is entitled to vote only at the Annual Meeting of Stockholders to be held on September 26, 2013 at 5:00 p.m., local time, at 615 Burlington Avenue, Delanco, New Jersey and at any adjournments thereof, with all of the powers the undersigned would possess if personally present at such meeting as follows:

ESOP

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR

COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

7481